Exhibit 99.2

CERTAIN CONFIDENTIAL PORTIONS OF THIS EXHIBIT HAVE BEEN OMITTED AND REPLACED WITH

“[COMMERCIALLY SENSITIVE AND/OR CONFIDENTIAL INFORMATION REDACTED]”. SUCH IDENTIFIED

INFORMATION HAS BEEN EXCLUDED FROM THIS EXHIBIT BECAUSE IT (I) IS NOT MATERIAL

AND (II) CONSISTS OF THE TYPE OF INFORMATION THAT THE REGISTRANT BOTH

CUSTOMARILY AND ACTUALLY TREATS AS PRIVATE AND CONFIDENTIAL.

Dated May 28, 2021

HEXO CORP.

as Purchaser

and

The Persons set out as signatories to this Agreement and listed and described in Section 3.8 of the Sellers’ Disclosure Letter as Sellers and Principals

The Person listed in Section 1.12 of the Sellers’ Disclosure Letter as Sellers’ Representative

SHARE PURCHASE AGREEMENT

EXHIBITS

Exhibit 2.2(a)	Illustrative Calculation (Working Capital)
Exhibit 2.3	Form of Escrow Agreement
Exhibit 7.2(g)	Form of Estoppel Certificate
Exhibit 7.2(j)	Form of Non-Competition Agreement
Exhibit 7.2(k)	Form of Employment Agreement
Exhibit 7.2(m)	Form of Transition Services Agreement
Exhibit 7.2(o)	Form of Intellectual Property Assignment Agreement
Exhibit 7.2(q)	Form of Investor Rights Agreement

THIS SHARE PURCHASE AGREEMENT is dated May 28, 2021 and made between:

(1)	HEXO CORP., a corporation formed under the laws of the Province of Ontario (the “Purchaser”); and

(2)

The Persons set out as signatories to this Agreement and listed and described in Section 3.8 of the Sellers’ Disclosure Letter as selling shareholders (collectively, the “Sellers” and each a “Seller”); and

(3)

The Persons set out as signatories to this Agreement and listed and described in Section 3.8 of the Sellers’ Disclosure Letter as the principals of the Sellers as of the date of this Agreement or as of the Closing Date, as applicable (collectively, the “Principals” and each a “Principal”).

(4)	The Person listed in Section 1.12 of the Sellers’ Disclosure Letter (the “Sellers’ Representative”).

RECITALS:

(A)

The Sellers are the registered and beneficial owners of all of the issued and outstanding shares in the capital of the Corporation (as defined below) in the Proportionate Share set out beside each such Seller’s name in Section 3.8 of the Sellers’ Disclosure Letter.

(B)

The Corporation is the registered and beneficial owner of all of the issued and outstanding shares in the capital of each of 2526356 Ontario Inc. and 9037136 Canada Inc., which operate the Business (as defined below) under the Redecan and Redecan Pharm trade names.

(C)

Each Seller wishes to sell all of the issued and outstanding shares it holds in the capital of the Corporation, and the Purchaser wishes to purchase such shares from each Seller, on and subject to the terms and conditions set out in this Agreement.

NOW THEREFORE in consideration of the foregoing premises, the mutual covenants and agreements contained in this Agreement and other good and valuable consideration (the receipt and sufficiency of which are acknowledged), the Parties agree as follows:

Article 1

Interpretation

1.1	Definitions

In this Agreement the following words and expressions have the following meanings:

“Accounting Standards” shall mean, with respect to the Principals, the Sellers, the Corporation or the Acquired Subsidiaries, GAAP, and, with respect to the Purchaser, IFRS, in either case, in effect as of a given date, and applied on a basis consistent with that of preceding periods.

“Accounts Receivable” means all accounts receivable, trade receivables, rights to receive payment, book debts and other amounts due, owing or accruing due to any Acquired Entity together with any security interest or other credit support documents granted or issued in favour of any Acquired Entity as security therefor.

“Acquired Entities” means the Corporation, HoopCo and the Acquired Subsidiaries and “Acquired Entity” means any one of them.

“Acquired Entities’ Fundamental Representations” means the representations and warranties set out in Sections 4.1 (Incorporation and Corporate Power), 4.2 (Corporate Authorizations), 4.3 (No Conflict With Authorizations, Laws, etc.), Section 4.4 (Required Authorizations), 4.6 (Execution

and Binding Obligation), 4.7 (Authorized and Issued Capital), 4.8 (No Other Agreements to Purchase), 4.29 (Related Party Transactions) and 4.50 (No Brokers’ Fees, etc.) and the corresponding representations and warranties set out in the certificates delivered pursuant to Section 8.2(a).

“Acquired Subsidiaries” means LandCo and OpCo and “Acquired Subsidiary” means any one of them.

“Affiliate” of any Person means any other Person who, directly or indirectly, controls, or is controlled by, or is under common control with, such Person, and for these purposes: (a) a body corporate is controlled by one or more Persons if (i) securities of the body corporate to which are attached more than 50% of the votes that may be cast to elect directors of the body corporate are beneficially owned by the Person or Persons, and (ii) the votes attached to those securities are sufficient to elect a majority of the directors of the body corporate, (b) an association, partnership or other organization is controlled by one or more Persons if (i) more than 50% of the partnership or other ownership interests, however designated, into which the association, partnership or other organization is divided are beneficially owned by the Person or Persons, and (ii) the Person or Persons are able to direct the business and affairs of the association, partnership or other organization or the appointment of its management, (c) a body corporate, association, partnership or other organization is controlled by one or more Persons if the Person or Persons have, directly or indirectly, control in fact of the body corporate, association, partnership or other organization, and (d) a body corporate, association, partnership or other organization that controls another body corporate, association, partnership or other organization is deemed to control any body corporate, association, partnership or other organization that is controlled or deemed to be controlled by the other body corporate, association, partnership or other organization; and “control”, “controlled” and similar expressions have corresponding meanings.

“Agreement” means this share purchase agreement, the exhibits attached to it or otherwise forming part of it and the Disclosure Letters, all as the same may be amended, restated, replaced or supplemented from time to time; and, except where otherwise specified, the words “Article” and “Section” followed by a number or letter mean and refer to the specified Article or Section of this share purchase agreement.

“AML Laws” means the Proceeds of Crime (Money Laundering) and Terrorist Financing Act (Canada) and its associated regulations, the Criminal Code (Canada) and any other anti-money laundering or counter-terrorism financing Laws applicable in Canada.

“Anti-Corruption Laws” has the meaning specified in Section 4.49.

“Anti-Spam Laws” means (a) An Act to promote the efficiency and adaptability of the Canadian economy by regulating certain activities that discourage reliance on electronic means of carrying out commercial activities, and to amend the Canadian Radio-Television and Telecommunications Commission Act (Canada), the Competition Act, the Personal Information Protection and Electronic Documents Act (Canada) and the Telecommunications Act (Canada), along with the associated regulations, (b) the Electronic Commerce Protection Regulations (CRTC), and (c) the Electronic Commerce Protection Regulations (Industry Canada).

“Applicable Securities Laws” means all securities laws applicable to the Purchaser, including the Securities Act (Ontario) and all other applicable Canadian provincial and territorial or United States securities Laws, rules and regulations and published policies thereunder and, as applicable, the rules of the TSX applicable to companies listed thereon and the rules of the NYSE applicable to the companies listed thereon.

“Assets” means all property and assets of the Acquired Entities of every nature and kind and wherever located including (a) the Owned Properties, (b) all machinery, equipment and vehicles, (c) Inventory, (d) Accounts Receivable, (e) the leasehold interest of the Acquired Entities in and to the Leased Properties, (f) all IP Rights of the Acquired Entities, (g) the Leases and all other Contracts of the Acquired Entities, (h) the Books and Records, and (i) the Corporate Records.

“Annual Unaudited Financial Statements” means the consolidated unaudited financial statements of the Corporation as at and for the period ended December 31, 2020, a true, correct and complete copy of which has been provided to the Purchaser.

“Audited Financial Statements” has the meaning specified in Section 6.9(b)(i).

“Authorization” means, with respect to any Person, any authorization, order, sanction, waiver, permit, approval, grant, licence, registration, consent, right, notification, condition, franchise, privilege, certificate, judgment, writ, injunction, award, determination, direction, decision, decree, bylaw, rule, regulation or other authorization of and from any Governmental Authority having jurisdiction over the Person and includes, for greater certainty, all of the Redecan Licences.

“Bankruptcy and Equity Exceptions” has the meaning specified in Section 3.2.

“Board of Directors” means the board of directors of the Purchaser.

“Books and Records” means all books of account, financial statements, Tax records, personnel records, documents relating to Employee Plans and Assets, sales and purchase records, cost and pricing information, customer and supplier lists and files, referral sources, research and development reports and records, production reports and records, equipment logs, operating guides and manuals, business reports, plans and projections and all other documents, data, files, correspondence and other information of the Acquired Entities (whether in written, electronic or other form) other than the Corporate Records.

“Business” means the business currently carried on by the Acquired Entities consisting of the cultivation, processing, marketing and sale of adult-use and medical cannabis products in Canada under various brands.

“Business Day” means a day on which commercial banks are open for business in Toronto, Ontario but excludes (a) a Saturday, Sunday or any other statutory or civic holiday in Toronto.

“Canadian Tax Election” has the meaning specified in Section 2.6.

“Cannabis” has the meaning given to the term “cannabis” in the Cannabis Act.

“Cannabis Act” means the Cannabis Act (Canada).

“Cannabis Regulations” means the Cannabis Regulations, SOR/2018-144 under the Cannabis Act.

“Cash” means cash and cash equivalents of the Corporation, on a consolidated basis, including term deposits, guaranteed investment certificates and similar readily liquid instruments calculated in accordance with GAAP and consistent with past practices but net of outstanding cheques.

“Circular” means the notice of the Meeting and accompanying management information circular, including all schedules, appendices and exhibits thereto, and information incorporated by reference therein, to be sent to, among others, the Purchaser Shareholders in connection with the Meeting, as amended, supplemented or otherwise modified from time to time.

“Closing” means the completion of the purchase and sale of the Purchased Shares contemplated in this Agreement.

“Closing Calculation” has the meaning specified in Section 2.4.

“Closing Cash” means the Cash as at the end of the day immediately preceding the Closing Date.

“Closing Date” means the date that is three (3) Business Days after the Competition Act Approval and all Required Consents and Authorizations have been obtained, provided that all conditions to closing set out in Article 8 of this Agreement have been satisfied or waived (excluding conditions that, by their terms, cannot be satisfied or waived until the Closing Date, but subject to satisfaction or waiver of those conditions on the Closing Date) by the applicable Party; and provided further that the Closing Date may be such earlier or later date as the Parties may agree in writing.

“Closing Date Financial Statements” means the consolidated balance sheet of the Corporation for the period ending as at the end of the day immediately preceding the Closing Date.

“Closing Indebtedness” means the Indebtedness at the end of the day immediately preceding the Closing Date.

“Closing Payments” has the meaning specified in Section 2.3.

“Closing Period” means the period between the close of business on the date of this Agreement and the Closing.

“Closing Time” means 12:01 am prevailing Eastern Time on the Closing Date.

“Closing Transaction Expenses” means the Transaction Expenses as at the end of the day immediately preceding the Closing Date.

“Closing Working Capital” means the Working Capital at the end of the day immediately preceding the Closing Date.

“Commercial Electronic Message” means a “commercial electronic message” as defined in the Anti-Spam Laws applicable in Canada.

“Commercially Reasonable Efforts” means the efforts that a reasonable and prudent Person who desires to achieve a business result would use in similar circumstances to ensure that such result is achieved as expeditiously as possible in the context of a commercial transaction.

“Competition Act” means the Competition Act (Canada).

“Competition Act Approval” means (a) the issuance of an Advance Ruling Certificate pursuant to section 102 of the Competition Act, (b) the Purchaser and the Corporation have given the notice required under section 114 of the Competition Act with respect to the Transactions and the applicable waiting period under section 123 of the Competition Act has expired or been waived in accordance with the Competition Act, or (c) the obligation to give the requisite notice has been waived pursuant to subsection 113(c) of the Competition Act and, in the case of (b) or (c), the Purchaser has been advised in writing by the Commissioner of Competition or a Person authorized by the Commissioner of Competition that the Commissioner of Competition does not, at that time, intend to make an application under section 92 of the Competition Act in respect of the Transactions (a “No Action Letter”).

“Consent” means any consent, approval, waiver or other authorization required under a Contract.

“Consideration Shares” has the meaning specified in Section 2.3(a)(ii).

“Contracts” means all legally binding agreements, arrangements, understandings, commitments and undertakings (whether written or oral) to which a Person is a party or a beneficiary or pursuant to which any of its property or assets are or may be affected including the Material Contracts.

“Corporate IT” has the meaning specified in Section 4.31(a).

“Corporate Records” means the corporate records of the Acquired Entities, including (a) the articles and by-laws, (b) any unanimous shareholders agreement or declaration application to it, (c) the minutes of meetings and resolutions of shareholders and directors, and (d) to the extent applicable, the securities register, the register of transfers, the register of real property, the transparency register and the register of individuals with significant control and any other registers required to be maintained under applicable Laws.

“Corporation” means 5048963 Ontario Inc., a corporation governed by the laws of Ontario, that resulted from the amalgamation of 2579951 Ontario Inc. and 2516576 Ontario Inc.

“COVID-19” means SARS-CoV-2 or COVID-19, and any evolutions, variants, new strains or mutations thereof or related or associated epidemics, pandemics or disease outbreaks.

“COVID-19 Measures” means any facility closure, quarantine, “stay at home”, social distancing, travel restriction or other directive issued by any Governmental Authority or any Law in response to COVID-19.

“CRA” means the Canada Revenue Agency or its successor.

“Current Assets” means all current assets of the Acquired Entities excluding Cash, as determined (and included or excluded, as the case may be) using the methodology set out in the Illustrative Calculation.

“Current Liabilities” means all current liabilities of the Acquired Entities excluding Indebtedness or Transaction Expenses, as determined (and included or excluded, as the case may be) using the methodology set out in the Illustrative Calculation.

“Damages” has the meaning specified in Section 10.1.

“Deductible” means $25,000,000.

“Disabling Code” means any clock, timer, counter, computer virus, invasive programs, worm, software lock, logic bombs, drop dead device, Trojan horse routine, trap door, time bomb, or any other codes, designs, routines or instructions that may be used to access, modify, replicate, distort, delete, damage or disable any hardware, software or system.

“Disclosure Letters” means (a) the Sellers’ Disclosure Letter, and (b) the Purchaser’s Disclosure Letter.

“Dispute” has the meaning specified in Section 9.5.

“Draft Working Capital Statement” has the meaning specified in Section 2.4(a).

“Draft Return” has the meaning specified in Section 6.12(a).

“Electronic Address” means an “electronic address” as defined in Anti-Spam Laws.

“Employee” means any full-time or part-time employee of the Acquired Entities including any such employee on disability (long-term or short-term), workplace safety and insurance, pregnancy, parental or other statutory or approved leave.

“Employee Material Contracts” has the meaning specified in Section 4.45(a).

“Employee Plans” has the meaning specified in Section 4.46(a).

“Environmental Laws” means all Laws relating to (a) the protection of human health (as it relates to exposure to Hazardous Substances) or the environment, including those relating to pollution, waste, emissions, discharges, or releases of Hazardous Substances or any other solid, liquid, gas, odour, heat, sound, vibration, or radiation, or the causing or permitting of any nuisance (as it relates to exposure to Hazardous Substances, odour, noise, or light), (b) the protection and conservation of natural resources, including climate, air, surface water, groundwater, wetlands, land surface, subsurface strata, wildlife, aquatic, terrestrial, avian or microbial species and vegetation, and (c) the manufacture, generation, handling, transport, transfer, use, processing, treatment, recycling, storage, destruction, or disposal of, or exposure to, Hazardous Substances, including, but not limited to, matters regulated by the Canadian Environmental Protection Act, 1999 and/or the Pest Control Products Act.

“Escrow Agent” means Computershare Trust Company of Canada.

“Escrow Agreement” has the meaning specified in Section 2.3(a)(iii).

“Estimated Closing Transaction Expenses” has the meaning specified in Section 2.2(b)(iv).

“Estimated Purchase Price” has the meaning specified in Section 2.2(b)(vi).

“Estimated Purchase Price Statement” has the meaning specified in Section 2.2(b);

“Flow of Funds Memorandum” has the meaning specified in Section 2.3(c).

“Fraud” means, with respect to any Party, the making of a false representation or warranty contained in this Agreement or the delivery of any certificate pursuant to this Agreement, as applicable, by such Party with a specific intent to deceive another Party in order to induce another Party to enter into this Agreement or any of the other Transaction Documents or consummate any of the Transactions; provided that the following is required at the time of the making of such representation or warranty: (i) a false representation or warranty of material fact and (ii) such representation or warranty was materially false (as qualified by the Disclosure Letters) (A) to the knowledge of the Sellers, in respect of a representation or warranty being made by the Sellers, or (B) to the knowledge of the Purchaser, in respect of a representation or warranty being made by the Purchaser, as applicable. For the avoidance of doubt, (x) “knowledge” as used in (A) and (B) above refers only to actual knowledge of a Party and specifically excludes imputed or constructive knowledge of any kind; and (y) the term “Fraud” does not include any claim for any torts (including a claim of fraud) based on negligence.

“GAAP” means, except to the extent otherwise expressly provided, generally accepted accounting principles for non-publicly accountable enterprises set out in Part II of the Canadian Institute of Chartered Accountants Accounting Handbook – Accounting Standards for Private Enterprises, in effect as of a given date, and applied on a basis consistent with that of preceding periods.

“Governmental Authority” means (a) the government of Canada or any other nation, or of any political subdivision thereof, whether provincial, territorial, state, regional, municipal or local, and any department, agency, authority, instrumentality, regulatory body, central bank, court, commission, board, tribunal, bureau or other entity exercising executive, legislative, regulatory, judicial or administrative powers or functions under, or for the account of, any of the foregoing (including any applicable stock exchange) and (b) any department, tribunal, bureau, agency or other entity representing a First Nations group.

“Haldimand Property” means the real property municipally known as 987 Haldimand Road 20, Hagersville, Ontario.

“Hazardous Substance” means any substance, chemical, mixture, or material, whether animate or inanimate, that is or may be harmful or hazardous to human, animal, or plant life, any property, or to the environment or any natural resources, and includes anything that is regulated under any Laws as a “contaminant”, “source of contaminant”, “pollutant”, “pesticide”, “fuel”, “deleterious substance”, “toxic substance”, “hazardous substance”, “designated substance”, “prohibited substance”, “ozone-depleting substance”, “nuclear substance”, “hazardous product”, “dangerous good”, “waste”, “hazardous waste”, or “hazardous recyclable material”.

“Healthcare Data Requirements” has the meaning specified in Section 4.47(a).

“Hold Period” has the meaning specified in Section 6.16(a).

“HoopCo” means 2553507 Ontario Inc., a corporation governed by the laws of Ontario, and any successor thereto, including, upon completion of the amalgamation of 2526356 Ontario Inc. and 2553507 Ontario Inc. as part of the Pre-Closing Reorganization, the corporation resulting from such amalgamation.

“HoopCo Shares” has the meaning specified in Section 4.14(a).

“IFRS” means Canadian generally accepted accounting principles for publicly accountable enterprises, being International Financial Reporting Standards as adopted by the Canadian Accounting Standards Board, in effect as of a given date, and applied on a basis consistent with that of preceding periods.

“Illustrative Calculation” means the illustrative calculation of Working Capital attached as Exhibit 2.2(a) which, inter alia, describes each class of Current Assets and Current Liabilities forming part of the calculation of Working Capital on a line by line basis and provides a sample calculation of the Purchase Price based upon the Annual Unaudited Financial Statements.

“Indebtedness” means any indebtedness for borrowed money or indebtedness issued in substitution or exchange for borrowed money (including under any credit facility), of the Acquired Entities (or any of them); provided, that Indebtedness with respect to the Acquired Entities shall not include any amounts included in Current Liabilities or Transaction Expenses or Indebtedness between any one of the Acquired Entities and any other Acquired Entity (but shall include, for greater certainty, any Indebtedness between any one of the Acquired Entities and any Seller or Affiliate (other than an Acquired Entity) thereof).

“Indemnified Person” has the meaning specified in Section 10.4(a).

“Indemnifying Party” has the meaning specified in Section 10.4(a).

“Indemnity Representative” means (a) where the Indemnified Person is the Purchaser, the Corporation or any other Purchaser Indemnified Person, the Purchaser, or (b) where the Indemnified Person is a Seller or any other Sellers’ Indemnified Person, the Sellers’ Representative.

“Independent Firm” has the meaning specified in Section 2.4(e).

“Information Technology” means computer systems, communications systems, software (other than off-the-shelf software) and hardware.

“Insurance Policies” means the insurance policies of the Acquired Entities listed in Section 1.1 of the Sellers’ Disclosure Letter or a similar or replacement policy or policies with at least the coverage and terms specified in Section 1.1 of the Sellers’ Disclosure Letter.

“Interim Financial Statements” has the meaning specified in Section 6.9(b)(ii).

“Inventory” means all inventories of raw materials, work-in-process and finished goods and merchandise of the Acquired Entities used, consumed or sold by the Acquired Entities.

“Investment Canada Act” means the Investment Canada Act (Canada).

“Investor Rights Agreement” means the investor rights agreement to be dated as of the Closing Date by and among certain of the Sellers and the Purchaser, substantially in the form attached as Exhibit 7.2(q).

“IP Rights” means, in any and all jurisdictions in the world, (a) all patents, patent applications, patent disclosures and inventions (whether or not patentable and whether or not reduced to practice), and including all provisional applications, substitutions, continuations, continuations-in-part, patents of addition, improvement patents, divisions, renewals, reissues, confirmations, counterparts, re-examinations and extensions thereof, (b) all trademarks, service marks, trade dress, trade names, logos, domain names and corporate names, whether registered or existing at common law, (c) all registered and unregistered statutory and common law copyrights and industrial designs, (d) all registrations, applications, divisionals and renewals for any of the foregoing, and (e) all trade secrets, confidential information, ideas, formulae, compositions, know-how, improvements, innovations, discoveries, designs, manufacturing and production processes and techniques.

“LandCo” means 2526356 Ontario Inc., a corporation governed by the laws of Ontario, and any successor thereto, including, upon completion of the amalgamation of 2526356 Ontario Inc. and 2553507 Ontario Inc. as part of the Pre-Closing Reorganization, the corporation resulting from such amalgamation.

“LandCo Shares” has the meaning specified in Section 4.13(b).

“Laws” means any and all (a) laws, constitutions, treaties, statutes, codes, ordinances, orders, decrees, rules, regulations and by-laws, (b) judicial, arbitral, administrative, ministerial, departmental or regulatory judgments, orders, decisions, rulings, instruments or awards of any Governmental Authority, and (c) policies, practices, standards, guidelines and protocols, but only to the extent that they have the force of law.

“Leased Properties” means the lands and premises listed and described in Section 4.25 of the Sellers’ Disclosure Letter by reference to their municipal address and legal description.

“Leased Structures” has the meaning specified in Section 4.25(b).

“Leases” means the leases, subleases, any occupancy agreements and offers to lease in respect of the Leased Properties listed and described in Section 4.25 of the Sellers’ Disclosure Letter.

“Lien” means (a) any mortgage, charge, pledge, hypothec, security interest, assignment, lien (statutory or otherwise), privilege, easement, servitude, pre-emptive right or right of first refusal, ownership or title retention agreement, restrictive covenant or conditional sale agreement or option, imperfections of title or encroachments relating to real property, and (b) any other encumbrance of any nature or any arrangement or condition which, in substance, secures payment or performance of an obligation.

“Material Adverse Effect” means any effect that is or is reasonably likely to be material and adverse to the business, assets, liabilities, financial condition, or operations of the Acquired Entities taken as a whole; except to the extent such material adverse effect results from (i) the announcement of the Transactions, the execution of this Agreement or the performance of obligations hereunder, including the impact of any of the foregoing on relationships with customers, suppliers or employees, (ii) conditions affecting the global economy or the financial, credit, commodities or capital markets as a whole, (iii) changes generally affecting the industries in which the Acquired Entities conduct the Business, (iv) any change in, adoption of, or change in the interpretation or adoption of any applicable Law or Accounting Standards, (v) any national or international political or social conditions, including the engagement, escalation or continuation of Canada in hostilities, or the occurrence of any military or terrorist attack upon Canada, (vi) pandemics or epidemics (including the COVID-19 pandemic and any COVID-19 Measures), (vii) earthquakes, hurricanes, floods or other natural disasters, or (vii) any action by the Sellers or their respective Affiliates required to be taken, or permitted to be taken, by this Agreement (including the Pre-Closing Reorganization) provided, in the case of any of the foregoing clauses (ii), (iii) and (v), such event, charge or action does not have a materially disproportionate effect on the Acquired Entities relative to other Persons operating in the same industry.

“Material Contracts” has the meaning specified in Section 4.27.

“Meeting” means the special meeting of the Purchaser Shareholders, including any adjournment or postponement thereof in accordance with the terms of this Agreement, to be called and held to consider the Transaction Resolution, among other matters.

“Misrepresentation” means an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to prevent a statement that is made from being false or misleading in the circumstances in which it is made.

“NI 51-102” means National Instrument 51-102—Continuous Disclosure Obligations.

“NYSE” means NYSE American LLC.

“Objection Notice” has the meaning specified in Section 2.4(d).

“OpCo” means 9037136 Canada Inc.

“OpCo Shares” has the meaning specified in Section 4.13(c).

“Ordinary Course” means, with respect to an action taken by a Person, that such action is consistent in all material respects with the past practices of the Person and is taken in the ordinary course of the normal day-to-day operations of the Person, and shall include any change in operations arising out of or in connection with COVID-19 or COVID-19 Measures, provided that any such change in operations is not materially disproportionate to changes made by other Persons that are in the same or a similar line of business as such Person (it being acknowledged that any action taken pursuant to the Pre-Closing Reorganization shall be deemed to be taken in the Ordinary Course of the Sellers and the Acquired Entities).

“Outside Date” means November 30, 2021.

“Over Payment” has the meaning specified in Section 2.5(a).

“Owned Properties” means the lands and premises listed and described in Section 4.24 of the Sellers’ Disclosure Letter by reference to their municipal address and legal description.

“Owned Structures” has the meaning specified in Section 4.24(b).

“Parties” means the Sellers, the Purchaser and any other Person who may become a party to this Agreement and “Party” means any one of them.

“Paid-Out Creditors” means those creditors specified at Section 2.2(c) of the Sellers’ Disclosure Letter.

“Pay-Out Amount” has the meaning specified in Section 2.2(c)(i).

“Pay-Out Letter(s)” has the meaning specified in Section 2.2(c).

“Permitted Liens” means (a) Liens for Taxes, assessments or governmental charges or levies which relate to obligations not yet due or delinquent, the validity of which are being contested in good faith by appropriate proceedings and for which adequate reserves have been made in the Books and Records, (b) easements, servitudes, encroachments and other minor imperfections of title which do not, individually or in the aggregate, detract from the value of or impair the use or marketability of, any real property, (c) undetermined or inchoate Liens arising or potentially arising under statutory provisions which have not at the time been filed or registered in accordance with applicable Laws or of which written notice has not been given in accordance with applicable Laws, and (d) Liens listed and described in Section 4.21 of the Sellers’ Disclosure Letter but only to the extent such Liens conform to their description in such Sellers’ Disclosure Letter.

“Person” means a natural person, partnership, limited partnership, limited liability partnership, syndicate, sole proprietorship, corporation or company (with or without share capital), limited liability company, stock company, trust, unincorporated association, joint venture or other entity or Governmental Authority.

“Personal Information” means information about an identifiable individual other than such individual’s business contact information where such business contact information is collected, used or disclosed for the purposes of contacting such individual in that individual’s capacity as an employee or an official of an organization and for no other purpose.

“Pre-Closing Reorganization” means the transactions contemplated and as substantially set out in the step transaction memorandum attached as Section 6.22 to the Sellers’ Disclosure Letter (as may be amended in accordance with Section 6.22 of this Agreement).

“Pre-Closing Tax Period” means any taxation year or other Tax period ending on or prior to the Closing Time, or, in the case of a Straddle Period, the portion of a taxation year or other Tax period up to Closing Time.

“Principals” has the meaning specified above the Recitals and “Principal” means any one of them.

“Privacy Laws” means the Personal Information Protection and Electronic Documents Act (Canada) and any similar Laws relating to the collection, use, disclosure or storage of Personal Information applicable in Canada.

“Proportionate Share” is the proportionate share of the Sellers as set out and described in Section 3.8 of the Sellers’ Disclosure Letter.

“Purchase Price” has the meaning specified in Section 2.2.

“Purchased Shares” means all of the issued and outstanding shares in the capital of the Corporation.

“Purchaser” has the meaning specified above the Recitals.

“Purchaser Board Recommendation” has the meaning specified in Section 6.20(c).

“Purchaser’s Disclosure Letter” means the disclosure letter dated the date of this Agreement and delivered by the Purchaser to the Sellers.

“Purchaser Financial Statements” has the meaning specified in Section 5.15.

“Purchaser Fundamental Representations” means the representations and warranties set out in Sections 5.1 (Incorporation and Corporate Power), 5.2 (Corporate Authorizations), 5.3 (No Conflict With Authorizations, Laws, etc.), 5.4 (Required Authorizations), 5.6 (Execution and Binding Obligation), 5.8 (Capitalization), 5.11 (Tax Matters), 5.22 (Sufficiency of Funds) and 5.23 (No Brokers’ Fees, etc.) and the corresponding representations and warranties set out in the certificates delivered pursuant to Section 8.3(a).

“Purchaser Indemnified Persons” has the meaning specified in Section 10.1.

“Purchaser Public Documents” has the meaning specified in Section 5.12(a).

“Purchaser Share Price” means the share value determined by the five trading day-period volume-weighted average price (VWAP) on the TSX ended on the trading day immediately prior to the date hereof, in each case calculated to five decimal places.

“Purchaser Shareholders” means the registered or beneficial holders of the Purchaser Shares.

“Purchaser Shares” means the common shares in the capital of Purchaser.

“Redecan Licences” means the licenses or permits issued by Health Canada to any Acquired Entity pursuant to the Cannabis Act and Cannabis Regulations, as renewed and amended by Health Canada from time to time, which are related to such Acquired Entity’s Cannabis-related activities, including licences or permits to plant, grow, cultivate, extract, produce, process, store, destroy, sell, provide, ship, deliver, transport and/or distribute Cannabis, all of which are listed in Section 4.18 of the Sellers’ Disclosure Letter.

“Reference Date” means December 31, 2020.

“Related Party” means, with respect to any specified Person, (a) any Affiliate of such specified Person, or any director, officer, general partner or managing member of such Person or such Affiliate (or any Person appointed in a similar capacity of such Affiliate), (b) any Person who serves or within the past three years has served as a director, officer, general partner or a managing member of such specified Person or such Affiliate (or any Person appointed in a similar capacity of such specified Person or such Affiliate), (c) any other Person who holds, directly or through an Affiliate, any of the outstanding equity or ownership interests of such specified Person, or (d) any family member of such Person.

“Release” means any emission, addition, discharge, release, deposit, spraying, injection, abandonment, leeching, pumping, escape, spill, leak, seepage, disposal, or exhausting and when used as a verb has a like meaning.

“Representative” means, in respect of a Person, its Subsidiaries and each of its and their respective directors, officers, employees, agents and other representatives (including any financial, legal or other advisors).

“Required Consents and Authorizations” means those Consents and Authorizations listed and described in Section 8.2(c) of the Sellers’ Disclosure Letter.

“Restricted Consideration Shares” has the meaning specified in Section 6.16(b).

“Sanctioned Person” means any Person who is a designated target of Sanctions or is otherwise a subject of Sanctions, including as a result of being owned or controlled directly or indirectly by any Person which is a designated target of Sanctions, or any Person that is a “designated person”, “politically exposed foreign person” or “terrorist group” as described in any Laws relating to Sanctions.

“Sanctions” means any economic or trade sanctions or restrictive measures enacted, administered, imposed or enforced by the Parliament of Canada.

“SEDAR” means the System for Electronic Document Analysis and Retrieval described in National Instrument 13-101 – System for Electronic Document Analysis and Retrieval and available for public view at www.sedar.com.

“Sellers” has the meaning specified above the Recitals and “Seller” means any one of them.

“Sellers’ Counsel” has the meaning specified in Section 6.21.

“Sellers’ Disclosure Letter” means the disclosure letter dated the date of this Agreement and delivered by the Sellers to the Purchaser.

“Sellers’ Information” has the meaning specified in Section 6.20(b).

“Sellers’ Fundamental Representations” means the representations and warranties set out in Sections 3.1 (Incorporation and Corporate Power), 3.2 (Corporate Authorizations), 3.3 (No Conflict With Authorizations, Laws, etc.), 3.4 (Required Authorizations), 3.6 (Execution and Binding Obligation), 3.8 (Title to Purchased Shares) and 3.10 (No Brokers’ Fees, etc.), and the corresponding representations and warranties set out in the certificates delivered pursuant to Section 8.2(a).

“Sellers’ Indemnified Persons” has the meaning specified in Section 10.3.

“Sellers’ Representative” has the meaning specified above the Recitals.

“Share Payment Amount” means $525,000,000.

“Site Condition Standards” means the concentration standards for soil, groundwater, and sediment set out in the applicable Table found in the Soil, Ground Water and Sediment Standards for Use Under Part XV.1 of the Environmental Protection Act (PIBS# 7382e01) published by the Ministry of the Environment (Ontario) dated April 15, 2011, having regard to and as applicable to each Owned or Leased Property’s current use and such other criteria as are set out in these Site Condition Standards.

“Specified Material Contracts” means the Leases, the Employee Material Contracts, the Employee Plans and the IP Rights of the Acquired Entities.

“Standstill Period” has the meaning specified in Section 6.17.

“Straddle Period” means any Tax period beginning before and ending after the Closing Date.

“Subsidiary” means, with respect to any Person, any corporation, partnership, association or other business entity of which (a) if a corporation, a majority of the total voting power of shares entitled (without regard to the occurrence of any contingency) to vote in the election of directors thereof is at the time owned or controlled, directly or indirectly, by that Person or one or more of the other Subsidiaries of that Person or a combination thereof, or (b) if a partnership, association or other business entity, a majority of the partnership or other similar ownership interests thereof is at the time owned or controlled, directly or indirectly, by that Person or one or more Subsidiaries of that Person or a combination thereof. For these purposes, a Person or Persons are deemed to have a majority ownership interest in a partnership, association or other business entity if such Person or Persons are allocated a majority of partnership, association or other business entity gains or losses or control the managing director, managing member, general partner or other managing Person of such partnership, association or other business entity.

“Surviving Covenants” has the meaning specified in 10.6(b).

“Target Working Capital Amount” means [Commercially Sensitive and/or Confidential Information Redacted].

“Tax Act” means the Income Tax Act (Canada) and the regulations promulgated thereunder, each as amended.

“Tax Assessment” has the meaning specified in Section 10.5(a).

“Tax Authority” means the CRA and any other Governmental Authority having taxing authority and their respective successors, if any.

“Tax Liabilities” means all liabilities and obligations of the Acquired Entities for Taxes not otherwise accounted and adjusted for in the Closing Calculation, as well as any reduction or loss of the amount of any refund, rebate, deduction, credit, allowance, or any overpayment of tax arising in a Pre-Closing Tax Period which is accounted and adjusted for in the Closing Calculation, together with, in either case, all costs and expenses relating thereto (including professional fees and expenses).

“Tax Proceeding” has the meaning specified in Section 10.5(b).

“Tax Returns” means all returns, reports, declarations, elections, notices, filings, forms, statements and other documents (whether in written, electronic or other form) and any amendments, schedules, attachments, supplements, appendices and exhibits thereto, which have been prepared or filed or are required to be prepared or filed in respect of Taxes.

“Taxes” includes: (a) any taxes, duties, assessments, imposts, fees, duties, withholdings, levies and other charges of any nature imposed by any Tax Authority and includes all interest, penalties, fines, additions to tax or other additional amounts imposed by any Tax Authority including those levied on, or measured by, or referred to as, income, gross receipts, profits, capital, transfer, land transfer, sales, goods and services, harmonized sales, use, value-added, excise, withholding, business, property, occupancy, vacancy, employer health, payroll, employment, health, social services, education and social security taxes, all surtaxes, all customs duties and import and export taxes, countervailing and anti-dumping and all employment insurance, health insurance and Canada, Québec and other government pension plan and other employer plan premiums, contributions or withholdings and all other taxes and similar governmental charges of any kind imposed by any Governmental Authority, and (b) any liability for the payment of any amounts of the type described in (a) above as a result of any express or implied obligation to indemnify any other Person.

“Third Party Claim” has the meaning specified in Section 10.4(a).

“threatened” means, in respect of a claim, legal proceeding, investigation or other matter, a written demand has been made or a written notice has been given that a legal proceeding, investigation or other matter is likely to be asserted, commenced, taken or otherwise pursued in the future.

“Transaction Documents” means this Agreement, the Escrow Agreement, the non-competition agreements referred to in Section 7.2(j), the Transition Services Agreements, the employment agreements referred to in Section 7.2(k), the intellectual property acknowledgment referred to in Section 7.2(n), the intellectual property assignment agreements referred to in Section 7.2(o), the Investor Rights Agreement and all other agreements, certificates and other instruments or documents delivered or to be delivered pursuant to this Agreement.

“Transaction Expenses” means, without duplication, the aggregate out-of-pocket fees, costs, expenses and disbursements incurred by the Sellers or any of the Acquired Entities in connection with the negotiation, preparation, execution and delivery of this Agreement and the other Transaction Documents and the planned or actual consummation of the Transactions, including, without limitation, all fees and costs of investment bankers, financial advisors, brokers, legal counsel, accountants, auditors, consultants and other advisors.

“Transaction Resolution” means the simple majority resolution of the Purchaser Shareholders to be considered at the Meeting for approval of the issuance to the Sellers by the Purchaser of the Consideration Shares in accordance with Section 611(c) of the TSX Company Manual, subject to any amendments or variations thereto made in accordance with the terms of this Agreement.

“Transactions” means the acquisition by the Purchaser of the Purchased Shares, the issuance to the Sellers by the Purchaser of the Consideration Shares and the other transactions ancillary thereto as contemplated by this Agreement and the other Transaction Documents, all as further described and provided for herein or therein.

“Transfer” means any direct or indirect offer, transfer, donation, sale, assignment, conveyance, encumbrance, mortgage, gift, pledge, hypothecation, grant of a security interest in or other disposal or attempted disposal of all or any portion of a security or of any rights connected thereto or interests therein, with or without consideration, whether voluntary or involuntary, including by operation of law or order.

“Transition Services Agreements” means the transition services agreements to be dated as of the Closing Date by and among, on the one hand, each of those Persons specified in Section 7.2(m) of the Sellers’ Disclosure Letter and, on the other hand, the Purchaser (or Affiliates thereof), substantially in the form attached as Exhibit 7.2(m).

“TSX” means the Toronto Stock Exchange.

“U.S. Securities Act” means the United States Securities Act of 1933, as amended.

“U.S. Exchange Act” means the United States Securities Exchange Act of 1934, as amended.

“Under Payment” has the meaning specified in Section 2.5(c).

“Upfront Cash Consideration” has the meaning ascribed thereto in Section 2.3(a)(i);

“Working Capital” means an amount calculated in accordance with the Accounting Standards (which may be positive or negative) equal to: (i) the aggregate Current Assets of the Acquired Entities, minus (ii) the aggregate Current Liabilities of the Acquired Entities, provided, however, that any item that is included in the calculation of Cash, Indebtedness or Transaction Expenses for the purposes of this Agreement shall be excluded from the determination of Working Capital.

“Working Capital Escrow Amount” means an amount equal to $5,000,000 which amount shall secure the Parties’ obligations in connection with any purchase price adjustment hereunder, which amount shall be delivered to the Escrow Agent and then held and distributed by it in accordance with the Escrow Agreement.

1.2	Gender and Number

In this Agreement, unless there is something in the subject matter or context inconsistent therewith, words importing the singular number only (including defined terms) include the plural and vice versa and words importing a gender include all genders and, in each case, the rest of any sentence including such words is to be construed as if the necessary grammatical changes had been made.

1.3	Certain Phrases and Calculation of Time

(a)	In this Agreement:

(i)	the words “including” and “includes” mean “including (or includes) without limitation”; and

(ii)

in the computation of periods of time from a specified date to a later specified date, unless otherwise expressly stated, the word “from” means “from and including” and the words “to” and “until” each mean “to but excluding”. If the last day of any such period is not a Business Day, such period will end on the next Business Day.

(b)

When calculating the period of time “within” which or “following” which any act or event is required or permitted to be done, notice given or steps taken, the date which is the reference date in calculating such period is to be excluded from the calculation. If the last day of any such period is not a Business Day, such period will end on the next Business Day.

(c)

Without limiting the generality of the foregoing, whenever payments are to be made or an action taken on a day which is not a Business Day, such payment will be made or such action taken on the next Business Day.

1.4	Other Terms

In this Agreement:

(a)	the words “real property” include immovable property;

(b)	the words “personal property” include movable property;

(c)	the words “tangible property” include corporeal property;

(d)	the words “intangible property” include incorporeal property;

(e)	the phrases “the aggregate of”, “the total of” and “the sum of” and phrases of similar meaning mean “the aggregate (or total or sum), without duplication, of”;

(f)	the words “hereof”, “herein”, “hereunder” and “hereto” and similar expressions refer to this Agreement as a whole;

(g)	the word “or” is not exclusive;

(h)

the words “delivered”, “made available” and “furnished” and similar expressions mean that the information, document or materials referred to have been physically or electronically (included through the on-line virtual data room established by the Sellers, the Corporation or the Purchaser) delivered to the relevant Parties; and

(i)

the words “executed” and “signed” include electronic signatures and execution thereby, and an electronic signature shall have the same legal effect, and be as valid and enforceable, as a manually executed signature.

1.5	Headings, etc.

The inclusion of a table of contents, the division of this Agreement into Articles and Sections and the insertion of headings are for convenient reference only and are not to affect or be used in the construction or interpretation of this Agreement.

1.6	References to the Disclosure Letters and Exhibits

(a)

The purpose of the Disclosure Letters is to set out the qualifications, exceptions and other information called for in this Agreement. Any information disclosed in the Disclosure Letters shall be deemed to be disclosed to the other Parties for all purposes of this Agreement only if such matter is fully and plainly described in that particular section of the applicable Disclosure Letter or there is, in that particular section, a specific cross-reference to another section of the Disclosure Letter. Neither the specification of any dollar amount in any representation or warranty contained in this Agreement nor the inclusion of any specific item in the Disclosure Letters is intended to imply that such amount, or higher or lower amounts, or the item so included or other items, are or are not material, and no Party shall use the fact of the setting forth of any such amount or the inclusion of any such item in any dispute or controversy between the Parties as to whether any obligation, item or matter not described herein or included in the Disclosure Letters is or is not material for purposes of this Agreement.

(b)

Unless this Agreement specifically provides otherwise, neither the specification of any item or matter in any representation or warranty contained in this Agreement nor the inclusion of any specific item in the Disclosure Letters is intended to imply that such item or matter, or other items or matters, are or are not in the Ordinary Course, and no Party shall use the fact of the setting forth or the inclusion of any such item or matter in any dispute or controversy between the Parties as to whether any obligation, item or matter not described herein or included in the Disclosure Letters is or is not in the Ordinary Course for purposes of this Agreement.

(c)	The Disclosure Letters and the exhibits form an integral part of this Agreement.

(d)

The Disclosure Letters are confidential information and neither of the Disclosure Letters may be disclosed unless (i) it is required to be disclosed pursuant to applicable Law, unless such Law permits the Parties to refrain from disclosing the information for confidentiality or other purposes or (ii) a Party needs to disclose it in order to enforce or exercise its rights under this Agreement.

1.7	Currency

All monetary amounts in this Agreement, unless otherwise specified, are stated in Canadian currency.

1.8	Knowledge

Where the phrases “to the knowledge of the Sellers” or “to the Sellers’ knowledge” or “to the knowledge of the Purchaser” or “to the Purchaser’s knowledge” are used in respect of the Sellers, the Acquired Entities, or the Purchaser, as applicable, such phrase shall mean, in respect of each representation and warranty or other statement which is qualified by such phrase, that such representation and warranty or other statement is being made based upon: (a) in the case of the Sellers or the Acquired Entities, the actual collective knowledge, after commercially reasonable inquiry regarding the relevant matters, of the Persons specified in Section 1.8 of the Sellers’ Disclosure Letter, in each case without personal liability; and (b) in the case of the Purchaser, the actual collective knowledge, after commercially reasonable inquiry, of Sébastien St-Louis, Trent MacDonald and Roch Vaillancourt, which individuals are respectively the Chief Executive Officer, the Chief Financial Officer and the General Counsel of the Purchaser, in each case without personal liability.

1.9	Accounting Terms

All accounting and financial terms and references not defined in this Agreement are to be interpreted in accordance with Accounting Standards.

1.10	Statutory References

Except as otherwise specifically provided in this Agreement, any reference to a statute in this Agreement refers to that statute and the rules, regulations and ministerial orders made under that statute and in effect on the date of this Agreement and on the Closing Date, as the same may, from time to time, be amended, re-enacted or replaced.

1.11	No Presumption

The Parties and their counsel have participated jointly in the negotiation and drafting of this Agreement and each of the other Transaction Documents. If an ambiguity or a question of intent or interpretation arises, this Agreement and each of the other Transaction Documents are to be construed as if drafted jointly by the Parties. No presumption or burden of proof should arise in favour of any Party by virtue of the authorship of any provision of this Agreement or any of the other Transaction Documents.

1.12	Appointment of Sellers’ Representative

(a)

Subject to Section 1.12(f), each of the Sellers hereby irrevocably appoints and designates the Sellers’ Representative as his, her or its true and lawful attorney in fact, with full power and authority, including power of substitution, to, in its sole and absolute discretion, which is granted to the Sellers’ Representative:

(i)	amend or waive any provision of this Agreement;

(ii)	effect all matters as part of, or related to, the Pre-Closing Reorganization;

(iii)

do all things and take all other action under or related to this Agreement or any Transaction Document which they may consider necessary or useful to effect the Pre-Closing Reorganization or consummate the Transactions;

(iv)

take all such action as may be necessary, appropriate, permitted or advisable to be taken by or on behalf of the Sellers under the terms of this Agreement or any Transaction Document in order to consent to, pay, contest, arbitrate, litigate or settle any Claim or alleged Claim related to this Agreement or any Transaction

Document, and resolve any dispute with the Purchaser over any aspect of this Agreement or any Transaction Document;

(v)	execute and take any action under the Escrow Agreement;

(vi)	receive and deliver notices for and on behalf of the Sellers or any one of them; and

(vii)	on behalf of each and every one of the Sellers, enter into any agreement, instrument or other document to effectuate any of the foregoing items (i) to (vi), inclusively.

(b)

The execution and delivery of this Agreement by the Sellers shall constitute approval of the appointment of the Sellers’ Representative and all actions or inactions of the Sellers’ Representative pursuant to this Agreement or any other Transaction Document. Any action taken by the Sellers’ Representative pursuant to this Section 1.12 shall have the effect of binding each of the Sellers, as if each such Seller had personally entered into such agreements, taken such actions or refrained from taking such actions as are described in any of items (i) to (vii) hereinabove. Notwithstanding the foregoing, all actions taken or decisions made by the Sellers’ Representative on behalf of the Sellers shall be taken or made in a manner that is rateable and equitable among all the Sellers. The Sellers’ Representative hereby accepts the present mandate. The Sellers’ Representative may not, and they hereby renounce any right that they may have to terminate this mandate with respect to any Seller or such Sellers’ successors or assigns without the consent of the Purchaser. Each Seller agrees to indemnify and to hold and save harmless the Sellers’ Representative from and against any and all Damages of any nature whatsoever (including reasonable legal fees) that the Sellers’ Representative may sustain or incur as a result of any action taken or omitted to be taken by the Sellers’ Representative in relation to the mandate set forth in this Section 1.12, save for any such Damages attributable to the intentional misconduct or gross negligence of such Sellers’ Representative.

(c)

Each Seller agrees that the Sellers’ Representative shall not be liable for any actions taken or omitted to be taken under or in connection with this Agreement or any of the other Transaction Documents, except for such actions taken or omitted to be taken resulting from the gross negligence of the Sellers’ Representative, and this limitation of liability will survive the resignation or removal of the Sellers’ Representative and the Closing and/or the termination of this Agreement or any of the other Transaction Documents. Furthermore, each Seller shall be liable (and shall indemnify the Sellers’ Representative), severally (for greater clarity, not jointly and severally), pro rata based upon such Seller’s Proportionate Share, for any expenses (including, reasonable attorneys’ fees and expenses) paid or incurred by the Sellers’ Representative in connection with the performance of its obligations as the Sellers’ Representative, including in the defense of any indemnification claim brought against the Sellers under Article 10. If a dispute arises among the Sellers and the Sellers’ Representative concerning the provisions of this Section 1.12, without the prior written consent of the Purchaser, only the provisions of this Section 1.12 shall be disclosed as evidence in any proceeding. The Sellers’ Representative shall have the right to demand payment with respect to such expenses solely from each Seller severally (for greater clarity, not jointly and severally), pro rata based upon each such Seller’s Proportionate Share. For greater certainty, the Sellers’ Representative shall solely be entitled to rely on the Sellers for any and all expenses or Damages incurred by it in connection with the performance of its obligations under this Agreement and any other Transaction Document, and the Transactions.

(d)

The Purchaser shall be entitled to give to the Sellers’ Representative any notice to be given to the Sellers or any of them hereunder, and to make to the Sellers’ Representative any delivery or payment to be made pursuant to this Agreement to any Seller, and all such notices, deliveries or payments shall be binding to the same extent as though made directly to the Seller or Sellers for whom they are intended.

(e)

The Purchaser shall be entitled to conclusively rely, without any independent verification or inquiry, on any action taken by the Sellers’ Representative (without any duty to notify or confirm with the Sellers), and each of the Sellers confirms that it, he, she or it shall have no claim or cause of action against the Purchaser by reason of any breach by the Sellers’ Representative of its obligations hereunder or with respect to any action of the Purchaser which results from its reliance on the actions or statements of the Sellers’ Representative.

(f)

The Sellers may remove the Sellers’ Representative with or without cause upon the affirmative written consent of the Sellers representing, immediately prior to the date of this Agreement, at least 67% of the issued and outstanding shares in the capital of the Corporation and shall thereupon appoint a successor, which shall be acceptable to the Purchaser, acting reasonably, provided that notice thereof is given by the new Sellers’ Representative to each of the other parties hereto.

(g)

Upon the death, disability, incapacity or resignation of the Sellers’ Representative, the Sellers representing, immediately prior to the date of this Agreement, at least 67% of the issued and outstanding shares in the capital of the Corporation shall jointly appoint a successor to fill the vacancy, which shall be acceptable to the Purchaser, acting reasonably.

(h)

The Sellers’ Representative shall only have the duties expressly stated in this Agreement and shall have no other duty, express or implied. The Sellers’ Representative may engage attorneys, accountants, investment bankers, advisors, consultants and clerical personnel and obtain such other professional and expert assistance, and maintain such records, as the Sellers’ Representative may deem necessary or desirable and incur out-of-pocket expenses related to such assistance hereunder at the cost and expense of the Sellers. The Sellers’ Representative may in good faith rely conclusively upon information, reports, statements and opinions prepared or presented by such professionals, and any action taken by the Sellers’ Representative based on such reliance shall be deemed conclusively to have been taken in good faith. No provision of this Agreement or any Transaction Document shall require the Sellers’ Representative to expend or risk its own funds or otherwise incur any financial liability in the exercise or performance of any of its powers, rights, duties or privileges under this Agreement or any Transaction Document.

1.13	Governing Law

(a)	This Agreement is governed by and is to be interpreted and enforced in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein.

(b)

Each of the Parties irrevocably attorns and submits to the exclusive jurisdiction of the courts of Ontario located in the City of Toronto in any action or proceeding arising out of, or relating to, this Agreement. Each of the Parties waives objection to the venue of any action or proceeding in such court or any argument that such court provides an inconvenient forum.

(c)	Each of the Parties irrevocably waives any and all rights to trial by jury in any legal proceeding arising out of, or related to, this Agreement or any other Transaction Document.

Article 2

Purchased Shares and Purchase Price

2.1	Purchase and Sale

Subject to the terms and conditions of this Agreement and upon completion of the Pre-Closing Reorganization, each of the Sellers covenants and agrees to sell, assign, transfer and deliver to the Purchaser and the Purchaser covenants and agrees to purchase and acquire from the Sellers on the Closing Date, the Purchased Shares.

2.2	Purchase Price

(a)	The purchase price payable by the Purchaser to the Sellers for the Purchased Shares shall, subject to adjustment in accordance with the terms of this Agreement, be an aggregate amount equal to:

(i)	$925,000,000;

(ii)	plus the amount of the Cash;

(iii)	less the amount of the Indebtedness;

(iv)	less the Transaction Expenses;

(v)	plus the amount (if any) by which the Closing Working Capital is greater than the Target Working Capital Amount; and

(vi)	less the amount (if any) by which the Target Working Capital Amount is greater than the Closing Working Capital;

(as so adjusted, the “Purchase Price”), it being understood that the components of the Purchase Price referred to in paragraphs 2.2(a)(ii) to 2.2(a)(vi) shall be calculated effective as at the end of the day immediately preceding the Closing Date. The Illustrative Calculation at Exhibit 2.2(a) contains a sample calculation of Working Capital.

(b)

The Parties acknowledge that it is not possible to determine the definitive Purchase Price until the Closing Date Financial Statements are available. Accordingly, the Sellers’ Representative shall deliver to the Purchaser no later than five (5) Business Days but not earlier than ten (10) Business Days prior to the Closing Date a statement (the “Estimated Purchase Price Statement”) in a form mutually acceptable to the Parties, acting reasonably, that will comprise:

(i)

an estimated consolidated balance sheet of the Corporation as at the end of the day immediately preceding the Closing Date, calculated consistent with the methodology used in the Annual Unaudited Financial Statements;

(ii)	an estimate of the Cash as at the end of the day immediately preceding the Closing Date;

(iii)	an estimate of the Indebtedness as at the end of the day immediately preceding the Closing Date;

(iv)	an estimate of the Transaction Expenses as at the end of the day immediately preceding the Closing Date (the “Estimated Closing Transaction Expenses”);

(v)	an estimate of the Working Capital as at the end of the day immediately preceding the Closing Date; and

(vi)	an estimate of the Purchase Price based on paragraphs 2.2(b)(i) to 2.2(b)(v) above (the “Estimated Purchase Price”).

(c)

The Sellers’ Representative shall deliver to the Purchaser, at least five (5) Business Days prior to the Closing Date, the pay-out letters (the “Pay-Out Letters”) addressed to the Corporation from the Paid-Out Creditors, in form and substance reasonably satisfactory to the Purchaser. Each Pay-Out Letter will:

(i)

set out the aggregate amount of principal and interest of the Indebtedness owed by the Acquired Entity, as of the Closing Date, to the relevant Paid-Out Creditor, together with all accrued and unpaid interest, fees, or other obligations owed to the Paid-Out Creditor as a result of the early repayment thereof (collectively, the “Pay-Out Amount”) and indicate relevant wire transfer instructions; and

(ii)	contain a release or discharge of any and all Liens related to such Indebtedness conditional on full payment of the Pay-Out Amount.

2.3	Payments at Closing

(a)	The Estimated Purchase Price shall be paid and satisfied at the Closing as follows (such payments being the “Closing Payments”):

(i)

Upfront Cash Consideration. The Purchaser shall pay to the Sellers, at the Closing, by wire transfer of immediately available funds to the account or accounts as specified in writing by the Sellers’ Representative, an amount equal to each Seller’s Proportionate Share of the Estimated Purchase Price, minus the Share Payment Amount and the Working Capital Escrow Amount (the “Upfront Cash Consideration”) as specified in Section 2.3(a)(i) of the Sellers’ Disclosure Letter;

(ii)

Consideration Shares. The Purchaser shall (A) issue, or cause to be issued to the Persons as specified in Section 2.3(a)(ii) of the Sellers’ Disclosure Letter (as may be amended by the Sellers’ Representative prior to Closing, in which case, such Persons as specified by the Sellers’ Representative in the Flow of Funds Memorandum), such number of Purchaser Shares (the “Consideration Shares”) as is equal to the Share Payment Amount divided by the Purchaser Share Price, (B) ensure the registration of the Persons as specified in Section 2.3(a)(ii) of the Sellers’ Disclosure Letter (as may be amended by the Sellers’ Representative prior to Closing, in which case, such Persons as specified by the Sellers’ Representative in the Flow of Funds Memorandum) as the registered and beneficial holders of such Consideration Shares, and (C) provide a direct registration system advice or similar document evidencing the electronic registration of ownership of securities or other evidence reasonably acceptable to the Sellers’ Representative to properly evidence the issuance of such Consideration Shares to the Persons as specified in Section 2.3(a)(ii) of the Sellers’ Disclosure Letter (as may be amended by the Sellers’ Representative prior to Closing, in which case, such Persons as specified by the Sellers’ Representative in the Flow of Funds Memorandum).

(iii)

Working Capital Escrow Amount. The Purchaser shall pay the Working Capital Escrow Amount to the Escrow Agent by wire transfer of immediately available funds to the account specified by the Escrow Agent to be held by the Escrow Agent in escrow in accordance with the terms and conditions of the escrow agreement attached as Exhibit 2.3 (the “Escrow Agreement”).

(b)	At Closing, the Purchaser shall also make the following payments:

(i)

The Purchaser shall pay, on behalf of the relevant Acquired Entities, the relevant Pay-Out Amount to each Paid-Out Creditor (which amount shall be the amount set forth in the applicable Pay-Out Letter) in immediately available funds in such manner as directed by each Paid-Out Creditor in the applicable Pay-Out Letter; and

(ii)

The Purchaser shall pay, as per the Sellers’ Representative’s instructions, the Estimated Closing Transaction Expenses pursuant to those wire transfer instructions provided by the Sellers’ Representative at least three (3) days prior to Closing.

(c)

The Closing Payments and the payments in Section 2.3(b) shall be made pursuant to a flow of funds memorandum in form and substance satisfactory to the Parties to be agreed upon them prior to the Closing Date, acting reasonably (the “Flow of Funds Memorandum”), which shall include a treasury direction to the Purchaser’s transfer agent for delivery of the Consideration Shares as set out in Section 2.3(a)(ii) against delivery by the Sellers of the Purchased Shares.

2.4	Adjustment of Purchase Price

(a)	Within 60 days following the Closing Date, the Purchaser shall prepare and deliver to the Sellers’ Representative:

(i)	the Closing Date Financial Statements prepared in accordance with GAAP consistent with the methodology used in the Annual Unaudited Financial Statements;

(ii)

the calculation of the Closing Cash, Closing Indebtedness, Closing Transaction Expenses and the Closing Working Capital, in a manner consistent with the method used to calculate the items as delivered by the Sellers’ Representative under Section 2.2(b) based on such Closing Date Financial Statements; and

(iii)	the calculation of the Purchase Price

(collectively, the “Closing Calculation”).

(b)

The Sellers shall provide the Purchaser and its Representatives access, upon every reasonable request, to all work papers and accounting books and records relating to the Acquired Entities in the possession of the Sellers or their Representatives, to assist the Purchaser in the preparation of the Closing Calculation.

(c)

After delivery of the Closing Calculation, the Purchaser shall provide the Sellers’ Representative access, upon every reasonable request, to all work papers of the Purchaser, accounting books and records of the Acquired Entities and the appropriate personnel to verify the accuracy, presentation and other matters relating to the Closing Calculation and the preparation of the Closing Date Financial Statements.

(d)

The Sellers’ Representative may object to the Closing Calculation by written notice from the Sellers’ Representative to the Purchaser within thirty (30) days following receipt thereof, which notice shall specify in reasonable detail, to the extent possible, those items or amounts as to which the Sellers’ Representative objects (the “Objection Notice”) and the Parties shall be deemed to have agreed upon all other items and amounts contained in such Closing Calculation which are not impacted by items or amounts objected to in the

Objection Notice. If no Objection Notice is made within the period and in the manner specified in the preceding sentence, or if the Purchaser and the Sellers’ Representative confirm in writing that they accept the Closing Calculation prior to the end of such thirty (30) day period, then the Closing Calculation shall be conclusive, final and binding on all the Parties without possibility of amendment or appeal and shall constitute the final Closing Calculation.

(e)

If an Objection Notice is delivered in the manner and within the thirty (30) day period specified in the preceding paragraph, the Parties shall in good faith attempt to resolve any matters in dispute with respect to the Closing Calculation as promptly as practicable. If the Purchaser and the Sellers’ Representative are unable to resolve all such items in dispute within twenty (20) days after the receipt of the Objection Notice giving rise to such dispute, then those items or calculations in dispute shall be submitted for resolution within five (5) Business Days following such twenty (20) day period to an independent firm of chartered accountants as the Purchaser and the Sellers’ Representative may agree in writing or, failing such agreement, to Deloitte LLP, or, if Deloitte LLP is unwilling or unable to accept the mandate to resolve such dispute, to KPMG LLP or, if KPMG LLP is also unwilling or unable to accept the mandate to resolve such dispute, an independent firm of chartered accounts as appointed by the Ontario Superior Court of Justice (each being the “Independent Firm”). The Parties shall use commercially reasonable efforts to cause the Independent Firm to submit its determination or opinion in a written statement delivered to the Purchaser and the Sellers’ Representative as promptly as practicable, but in no event later than thirty (30) Business Days after the appointment of such Independent Firm, and such determination or opinion, together with those items accepted by the Purchaser and the Sellers’ Representative in respect of the Closing Calculation or otherwise resolved between the Purchaser and the Sellers’ Representative, shall be conclusive, final and binding on all the Parties without possibility of amendment or appeal and shall constitute the final Closing Calculation.

(f)

The Purchaser and the Sellers’ Representative shall cooperate fully in the preparation of the Closing Calculation. While the Independent Firm is making its determination hereunder, the Parties shall not communicate with the Independent Firm on the subject matter of its review, except by joint conference call, joint meeting or letter with copy simultaneously delivered to the other Parties.

(g)

The Parties will bear their respective fees and expenses (including those of their respective advisors) in preparing, verifying or reviewing, as the case may be, the Closing Calculation. The fees and expenses of the Independent Firm will be allocated between the Sellers and the Purchaser as determined (and as set forth in the final determination) by the Independent Firm based upon the relative success (in terms of percentages) of each of the Purchaser’s claim, on the one hand, and Sellers’ claim, on the other hand, each in respect of the Closing Calculation. For example, if the final determination reflects a sixty-forty (60-40) compromise of the Parties’ claims, the Independent Firm would allocate forty percent (40%) of the fees and expenses of the Independent Firm to the Party (i.e. either the Purchaser, on the one hand, or Sellers, on the other hand) whose claims were determined to be sixty percent (60%) successful and sixty percent (60%) of such fees and expenses to the Party (i.e. either the Purchaser, on the one hand, or the Sellers, on the other hand) whose claims were determined to be forty percent (40%) successful. The accounting and audit procedures provided for by this Section 2.4 shall be the exclusive and conclusive methodology for determination of the matters covered thereby and shall be binding upon the Parties and shall not be contested by any of them other than as provided for in this Section 2.4.

2.5	Payment of the Post-Closing Adjustment

(a)

If the Purchase Price as finally determined pursuant to Section 2.4, is less than the Estimated Purchase Price (such difference, represented by a positive number, being the “Over Payment”), then, within five (5) Business Days following such final determination, the Purchaser and the Sellers’ Representative shall give joint written instructions to the Escrow Agent:

(i)

to release from the Working Capital Escrow Amount an amount equal to the Over Payment up to the total amount in the Working Capital Escrow Amount by wire transfer of immediately available funds to an account specified by the Purchaser; and

(ii)	to release the remaining Working Capital Escrow Amount, if any, to the Sellers, in accordance with the Escrow Agreement.

(b)

If the Over Payment exceeds the Working Capital Escrow Amount, then the Sellers’ Representative, on behalf of the Sellers, shall, within five (5) Business Days following the final determination, make payment by wire transfer to the Purchaser in immediately available funds of such excess.

(c)

If the Purchase Price as finally determined pursuant to Section 2.4 is greater than or equal to the Estimated Purchase Price (such difference, if any, represented by a positive number, being the “Under Payment”), then, within five (5) Business Days following such final determination:

(i)	the Purchaser shall make payment to the Sellers by wire transfer to the account specified by the Sellers’ Representative in immediately available funds of an amount equal to the Under Payment; and

(ii)	the Purchaser and the Sellers’ Representative shall give written instructions to the Escrow Agent to release the Working Capital Escrow Amount to the Sellers.

2.6	Tax Election

The Purchaser shall, at the request of a Seller, make a joint election with such Seller under subsection 85(1) of the Tax Act (and the corresponding provisions of any applicable provincial Law) with respect to the sale of the applicable Purchased Shares by such Seller to the Purchaser (a “Canadian Tax Election”), subject to the terms and conditions set out in this Section 2.6. Specifically, the Purchaser agrees that, upon delivery by a Seller to the Purchaser of an election form prescribed under subsection 85(1) of the Tax Act (and the corresponding provisions of any applicable provincial Law), duly signed by such Seller, which provides that for purposes of the Tax Act the transfer of the Purchased Shares to the Purchaser shall occur at an amount specified in the election form (which amount shall be determined in the sole discretion of such Seller, subject to the limitations otherwise provided for in section 85 of the Tax Act and the corresponding provisions of any applicable provincial Law), the Purchaser shall, within 30 days of receipt of such election form from such Seller, sign such election form and cause it to be returned to such Seller by first class mail or courier. Such Seller agrees that, apart from the agreement by the Purchaser in the immediately preceding sentence to sign and cause to be returned to such Seller any Canadian Tax Election form delivered by such Seller to the Purchaser in accordance with this Section 2.6, the making and/or filing of any Canadian Tax Election shall be the sole responsibility of such Seller. For the avoidance of doubt, such Seller acknowledges and agrees that the Purchaser will not file any Canadian Tax Election on behalf of such Seller, and that it is such Seller’s responsibility to file with the Canadian tax authorities any signed Canadian Tax Election that is returned by the Purchaser to such Seller. Forthwith upon filing the Canadian Tax Election with the

Canadian tax authorities, such Seller shall confirm to the Purchaser in writing that the Canadian Tax Election has been filed with such tax authorities. Such Seller further acknowledges that the Purchaser will not be responsible for, and will not have any liability to any person for, any failure by such Seller to make a Canadian Tax Election or file a Canadian Tax Election on a timely basis, nor for any error or omission in any Canadian Tax Election filed by such Seller with the Canadian tax authorities. If such Seller subsequently delivers an amended election form to the Purchaser, the Purchaser shall, within 30 days of receipt thereof, sign such amended election form and cause it to be returned to such Seller by first class mail or courier.

Article 3

Representations and Warranties of the Sellers

Each Seller represents and warrants, severally (and not jointly or jointly and severally), as follows to the Purchaser and acknowledges and confirms that the Purchaser is relying upon such representations and warranties in entering into this Agreement and purchasing the Purchased Shares:

3.1	Incorporation and Corporate Power

(a)

If such Seller is a corporation, it is incorporated, organized and existing under the laws of the jurisdiction of its incorporation, and has the corporate power and capacity to own and operate its property and assets, carry on its business and enter into and perform its obligations under this Agreement and each of the other Transaction Documents to which it is a party.

(b)	If such Seller is a natural Person, he has the legal capacity to enter into and perform his obligations under this Agreement and each of the other Transaction Documents to which it is a party.

3.2	Corporate Authorizations

The execution, delivery and performance by such Seller of this Agreement and each of the other Transaction Documents to which such Seller is a party and the consummation of the Transactions, in each case to the extent such Seller is not a natural Person, (a) have been duly authorized by all necessary corporate action on the part of such Seller, and (b) do not (or would not with the giving of notice, the passage of time or the happening of any other event or circumstance) result in a breach or a violation of, or conflict with, or allow any other Person to exercise any rights under, any of its constating documents, shareholders’ agreements, by-laws or resolutions of its board of directors or shareholders.

3.3	No Conflict with Authorizations, Laws, etc.

Except as set out in Section 3.3 of the Sellers’ Disclosure Letter, the execution, delivery and performance by such Seller of this Agreement and each of the other Transaction Documents to which it is a party do not (or would not with the giving of notice, the passage of time or the happening of any other event or circumstance):

(a)

result in a breach or a violation of, conflict with, or cause the termination or revocation of, any Authorization held by such Seller necessary to the ownership of the Purchased Shares, the use of the Assets or the operation of the Business;

(b)	result in or require the creation of any Lien upon any of the Purchased Shares or any Assets;

(c)	result in a breach or a violation of, or conflict with, any judgement, order or decree of any Governmental Authority; or

(d)	result in a breach or a violation of, or conflict with, any Law applicable to such Seller.

3.4	Required Authorizations

There is no requirement for such Seller to make any filing with, give any notice to, or obtain any Authorization of, any Governmental Authority as a result of, or in connection with, or as a condition to the lawful completion of, the Transactions except for the filings, notifications and Authorizations listed and described in Section 3.4 of the Sellers’ Disclosure Letter.

3.5	No Conflict with Contracts

The execution, delivery and performance by such Seller of this Agreement and each of the other Transaction Documents to which it is a party do not (or would not with the giving of notice, the passage of time or the happening of any other event or circumstance) result in a violation or breach of, or cause the termination, cancellation, amendment or renegotiation of, any material Contract to which such Seller is a party, which would, individually or in the aggregate, adversely affect such Seller’s ownership of the Purchased Shares.

3.6	Execution and Binding Obligation

This Agreement and each of the other Transaction Documents to which such Seller is a party have been (or will be) duly executed and delivered by such Seller, and constitute (or will constitute upon such execution and delivery) legal, valid and binding obligations of such Seller, enforceable against it in accordance with their respective terms, except to the extent that enforceability may be limited by (i) applicable bankruptcy, insolvency, arrangement, fraudulent conveyance, assignment and preference, reorganization, moratorium or other laws affecting the enforcement of creditors’ rights generally and (ii) the availability of equitable remedies, including specific performance, which is subject to the discretion of the court before which any proceeding thereof may be brought (together, the exceptions in clauses (i) and (ii), the “Bankruptcy and Equity Exceptions”).

3.7	Litigation

As of the date of this Agreement, there are no actions, suits or proceedings, at law or in equity, by any Person (including the Acquired Entities), nor any arbitration, administrative or other proceeding by or before (or to the actual knowledge of such Seller any investigation by) any Governmental Authority, current or pending, or, to the actual knowledge of such Seller, threatened against or affecting such Seller which would, individually or in the aggregate, have an adverse effect on such Seller’s ownership of the Purchased Shares. Such Seller is not subject to any outstanding order, writ, injunction or decree that would, individually or in the aggregate, have an adverse effect on such Seller’s ownership of the Purchased Shares.

3.8	Title to Purchased Shares

Such Seller is the registered and beneficial owner of the Purchased Shares set forth opposite such Seller’s name in Section 3.8 of the Sellers’ Disclosure Letter, and has good and valid title thereto, free and clear of all Liens including pre-emptive rights, rights of first refusal or “put” or “call” rights created by statute, the Corporation’s articles or otherwise. Upon completion of the Transactions, the Purchaser will have legal and beneficial and good and valid title to each of the Purchased Shares, free and clear of all Liens other than those created by the Purchaser.

3.9	Residency

Such Seller, and any assignee to which such Seller has assigned their rights pursuant to Section 11.6, is not a non-resident of Canada within the meaning of the Tax Act and if a partnership, is a “Canadian partnership” for purposes of the Tax Act.

3.10	No Brokers’ Fees, etc.

Other than as disclosed in Section 2.3(a)(ii) of the Sellers’ Disclosure Letter, such Seller has not incurred any obligation or liability, contingent or otherwise, for brokerage or finders’ fees or agents’ commissions or other similar payment in connection with this Agreement or any of the other Transaction Documents.

Article 4

Representations and Warranties Relating to the Acquired Entities

The Sellers represent and warrant, on a joint and several basis, as follows to the Purchaser and acknowledge and confirm that the Purchaser is relying on such representations and warranties in entering into this Agreement and purchasing the Purchased Shares:

4.1	Incorporation and Corporate Power

Each Acquired Entity is a corporation formed, organized and existing under the laws of the jurisdiction of its incorporation and has the corporate power and capacity to own and operate its property and assets, carry on its business and enter into and perform its obligations under each Transaction Document to which it is a party.

4.2	Corporate Authorizations

The execution, delivery and performance by each Acquired Entity of each Transaction Document to which it is a party and the consummation of the Transactions (a) have been (or will be as of Closing) duly authorized by all necessary corporate action on the part of such Acquired Entity, and (b) do not (or would not with the giving of notice, the passage of time or the happening of any other event or circumstance) result in a breach or a violation of, or conflict with, or allow any other Person to exercise any rights under, any of its constating documents, shareholders’ agreements, by-laws or resolutions of its board of directors or shareholders.

4.3	No Conflict with Authorizations, Laws, etc.

Except as set out in Section 4.3 of the Sellers’ Disclosure Letter, the execution, delivery and performance by each Acquired Entity of each Transaction Document to which it is a party and the consummation of the Transactions do not (or would not with the giving of notice, the passage of time or the happening of any other event or circumstance):

(a)

result in a breach or a violation of, conflict with, or cause the termination or revocation of, any Authorization held by the Acquired Entities or necessary to the ownership of the Purchased Shares, the use of the Assets or the operation of the Business;

(b)	result in or require the creation of any Lien upon any of the Purchased Shares or any Assets;

(c)	result in a breach or a violation of, or conflict with, any judgement, order or decree of any Governmental Authority; or

(d)	result in a breach or a violation of, or conflict with, any Law applicable to the Acquired Entities.

4.4	Required Authorizations

There is no requirement for the Acquired Entities to make any filing with, give any notice to, or obtain any Authorization of, any Governmental Authority as a result of, or in connection with, or as a condition to the lawful completion of, the Transactions except for the filings, notifications and Authorizations listed and described in Section 4.4 of the Sellers’ Disclosure Letter.

4.5	No Conflict with Contracts

Except as set out in Section 4.5 of the Sellers’ Disclosure Letter, the execution, delivery and performance by each Acquired Entity of each Transaction Document to which it is a party and the consummation of the Transactions do not (or would not with the giving of notice, the passage of time or the happening of any other event or circumstance):

(a)	result in a breach or a violation of, or conflict with, any Contract binding on or affecting the Acquired Entities, the Purchased Shares or the Assets; or

(b)	result in or give any Person the right to seek, or to cause:

(i)	the termination, cancellation, amendment or renegotiation of any Contract binding on or affecting the Acquired Entities, the Purchased Shares or the Assets;

(ii)	the acceleration of any debt or other similar obligation of any Acquired Entity; or

(iii)	the forfeiture or other loss, in whole or in part, of any benefit which would otherwise accrue to any Acquired Entity.

4.6	Execution and Binding Obligation

Each Transaction Document to which any Acquired Entity is a party has been (or will be as of Closing) duly executed and delivered by such Acquired Entity and constitutes (or will constitute upon such execution and delivery) legal, valid and binding obligations of such Acquired Entity, enforceable against it in accordance with their respective terms, except to the extent that enforceability may be limited by the Bankruptcy and Equity Exceptions.

4.7	Authorized and Issued Capital

The authorized capital of the Corporation consists of an unlimited number of common shares, of which 1,500 common shares have been duly issued and are outstanding as fully paid and non-assessable. The Purchased Shares represent all of the issued and outstanding securities in the capital of the Corporation. All of the Purchased Shares have been issued in compliance with all applicable Laws (including securities Laws). None of the Acquired Entities is a reporting issuer (as such term is defined in the Securities Act (Ontario)) and there is no published market for the Purchased Shares. Each of the Acquired Entities is a private issuer (as such term is defined in Section 2.4 of National Instrument 45-106—Prospectus Exemptions).

4.8	No Other Agreements to Purchase

Except for the Purchaser’s rights under this Agreement, as set out in Section 4.8 of the Sellers’ Disclosure Letter and other than in connection with the Pre-Closing Reorganization, no Person has any written or oral agreement, option, warrant, understanding or commitment or any right or privilege (whether by law, contractual or otherwise) capable of becoming such for:

(a)	the purchase or acquisition from the Sellers of any of the Purchased Shares;

(b)	the purchase or acquisition from 2434147 Ontario Inc. or, following the Pre-Closing Reorganization, from the Corporation of any of the HoopCo Shares;

(c)	the purchase or acquisition from the Corporation of any of the OpCo Shares or LandCo Shares; or

(d)	the purchase, subscription, allotment or issuance of any of the unissued shares or other securities of the Acquired Entities.

4.9	Dividends and Other Distributions

Since the Reference Date, the Corporation has not declared or paid any dividends or declared or made any other distribution on the Purchased Shares or other securities of the Corporation and has not, directly or indirectly, redeemed, purchased or otherwise acquired any of the Purchased Shares or other securities of the Corporation or agreed to do any of the foregoing.

4.10	Officers and Directors

A complete and accurate list of all of the directors and officers of each Acquired Entity as at the date of this Agreement is set out in Section 4.10 of the Sellers’ Disclosure Letter.

4.11	Unanimous Shareholders’ Agreement

Except as set out in Section 4.11 of the Sellers’ Disclosure Letter, the Corporation has never been a party to, subject to, or affected by, any unanimous shareholders’ agreement or declaration. There are no shareholders’ agreements, pooling agreements, voting trusts or other similar agreements with respect to the ownership or voting of any of the securities of the Corporation other than those set out in Section 4.11 of the Sellers’ Disclosure Letter.

4.12	Corporate Records

The Corporate Records are complete and accurate in all material respects, have not been amended or superseded and no steps or proceedings have been taken or are pending or contemplated to amend, supplement or cancel such Corporate Records and all corporate proceedings and actions reflected in the Corporate Records have been conducted or taken in compliance with all applicable Laws and with the articles and by-laws of the Acquired Entities.

4.13	Subsidiaries

(a)	Other than the Acquired Subsidiaries, the Corporation has no Subsidiaries and holds no securities or other ownership, equity or proprietary interests in any other Person.

(b)

The authorized capital of LandCo consists of an unlimited number of common shares, of which 375 common shares have been duly issued and are outstanding as fully paid and non-assessable (the “LandCo Shares”). The LandCo Shares represent all of the issued and outstanding securities in the capital of LandCo. All of the LandCo Shares have been issued in compliance with all applicable Laws (including securities Laws).

(c)

The authorized capital of OpCo consists of an unlimited number of class A shares and an unlimited number of Class B shares, of which 100 class A shares have been duly issued and are outstanding as fully paid and non-assessable (the “OpCo Shares”). The OpCo Shares represent all of the issued and outstanding securities in the capital of OpCo. All of the OpCo Shares have been issued in compliance with all applicable Laws (including securities Laws).

(d)

The LandCo Shares and OpCo Shares are owned by the Corporation as the registered and beneficial owner thereof with good and valid title thereto, free and clear of all Liens including pre-emptive rights, rights of first refusal or “put” or “call” rights created by statute, the Acquired Entities’ articles or otherwise.

4.14	HoopCo

(a)

The authorized capital of HoopCo consists of an unlimited number of common shares, of which 100 common shares have been duly issued and are outstanding as fully paid and non-assessable (the “HoopCo Shares”). The HoopCo Shares represent all of the issued and outstanding securities in the capital of HoopCo Shares. All of the HoopCo Shares have been issued in compliance with all applicable Laws (including securities Laws).

(b)

As of the date of this Agreement, the HoopCo Shares are owned by 2434147 Ontario Inc. as the registered and beneficial owner thereof with good and valid title thereto, free and clear of all Liens including pre-emptive rights, rights of first refusal or “put” or “call” rights created by statute, HoopCo’s articles or otherwise. Immediately prior to the amalgamation of HoopCo and LandCo pursuant to the Pre-Closing Reorganization, the HoopCo Shares will be owned by the Corporation as the registered and beneficial owner thereof with good and valid title thereto, free and clear of all Liens including pre-emptive rights, rights of first refusal or “put” or “call” rights created by statute, HoopCo’s articles or otherwise.

(c)

Immediately prior to the amalgamation of HoopCo and LandCo pursuant to the Pre-Closing Reorganization, HoopCo will not own or possess any property, rights or other assets except for the Haldimand Property and, except as set out in Section 4.14 of the Sellers’ Disclosure Letter, there will be no liabilities of HoopCo, whether or not accrued and whether or not determined or determinable, in respect of which the Purchaser may become liable on or after the consummation of the Transactions.

4.15	Qualification

The Acquired Entities are qualified, licenced or registered to carry on business and are in good standing in the jurisdictions listed in Section 4.15 of the Sellers’ Disclosure Letter. Those jurisdictions include all jurisdictions where:

(a)	the nature of the Assets or the Business makes such qualification necessary;

(b)	the Acquired Entities own or lease any property or assets; or

(c)	the Acquired Entities conduct any business.

4.16	Conduct of Business in Ordinary Course

Except as set out in Section 4.16 of the Sellers’ Disclosure Letter, since the Reference Date, the Business has been carried on in the Ordinary Course. Without limiting the generality of the foregoing, no Acquired Entity has:

(a)	sold, transferred or otherwise disposed of any Assets except for:

(i)	assets which are obsolete and which, individually or in the aggregate, do not exceed $100,000 in book value; and

(ii)	inventory sold in the Ordinary Course;

(b)	granted or suffered any Lien upon any of the Assets other than a Permitted Lien;

(c)	issued or sold any shares, bonds, convertible notes or debentures or other securities of the Corporation;

(d)	made any capital expenditures which individually or in the aggregate exceeds $100,000;

(e)	paid any secured or unsecured obligation or liability (whether accrued, absolute, contingent or otherwise) which, individually or in the aggregate, exceeds $100,000;

(f)	increased its indebtedness for borrowed money or made any loan or advance to any Person, or assumed, guaranteed or otherwise become liable with respect to payment obligations of any Person;

(g)	cancelled any debts or claims owed to it or amended, terminated or waived any rights of value to any Acquired Entity;

(h)	made any bonus or profit sharing distribution or similar payment of any kind other than in accordance with the Employee Plans;

(i)

made any payment to an officer, director, former director or other Related Party other than at the regular rates payable by way of salary or other remuneration or for the reimbursement of expenses incurred in the Ordinary Course;

(j)	removed or appointed any auditor or director or terminated or hired any officer or other senior Person;

(k)

made any change in the compensation paid or payable to any officer or director of any Acquired Entity or granted any general increase in the rate of wages, salaries, bonuses or other remuneration of any Employees;

(l)	suffered any extraordinary loss, damage or destruction, whether or not covered by insurance;

(m)	written down the value of any Assets, including inventory, except on account of normal depreciation and amortization;

(n)	written off as uncollectible any Accounts Receivable or any part thereof in amounts exceeding $100,000 in any instance or $200,000 in the aggregate;

(o)	increased its reserves for contingent liabilities;

(p)	suffered any material shortage or any cessation or material interruption of inventory shipments, supplies or ordinary services;

(q)	made any forward commitments for the Business either in excess of the requirements of the Acquired Entities for normal operating purposes or at prices higher than current market prices;

(r)	compromised or settled any litigation or governmental action relating to the Assets or the Business;

(s)	cancelled or reduced any insurance coverage;

(t)	permitted any of its facilities located at any of the Owned Properties or the Leased Properties to be shut down for any period of time in excess of 12 hours;

(u)	made any change in the method of billing or the credit terms made available to the customers of the Business;

(v)	made any change in any method of accounting or auditing practice;

(w)	amended its organizational documents or structure; or

(x)	authorized, agreed or otherwise committed, whether or not in writing, to do any of the foregoing.

4.17	Compliance with Laws

Each Acquired Entity is, and has been for the three years preceding the date of this Agreement, in compliance in all material respects with any applicable Laws. No Acquired Entity has conducted any internal investigation with respect to any actual or alleged material violation of any Law by any director, officer or employee of Purchaser. To the knowledge of the Sellers, none of the Acquired Entities nor any of their respective Representatives has been or is the subject of any investigation relating to, has been or is being threatened to be charged with, or been given, or is in possession of, notice of, any material violation of any applicable Laws by any Governmental Authority. To the extent that compliance with applicable Laws is contemplated by other representations and warranties in this Article 4, the representation and warranty in this Section 4.17 will be deemed not to address compliance with applicable Laws with respect to the subject matter of those other representations and warranties.

4.18	Business Authorizations

Each Acquired Entity holds, possesses or lawfully uses in the operation of the Business, all Authorizations which are necessary for it to conduct the Business or for the ownership and use of the Assets and the other property and assets used by the Acquired Entities, except where failure to do so would not have a Material Adverse Effect. A complete and accurate list of all Authorizations is set out in Section 4.18 of the Sellers’ Disclosure Letter. Each Authorization is valid, subsisting and in good standing, the Acquired Entities are not in default or breach of any Authorization and no proceedings are pending or, to the knowledge of the Sellers, threatened to revoke or limit any Authorization. All Authorizations are renewable by their terms or in the Ordinary Course without the need for any Acquired Entity to comply with any special rules or procedures, agree to any materially different terms or conditions or pay any amounts other than routine filing fees. Neither the Sellers nor any Affiliate of the Sellers own or has any proprietary, financial or other interest (direct or indirect) in any Authorization.

4.19	Health Canada

All of the Redecan Licences and all other material licenses, and all material correspondence or material written notices received from Health Canada in relation to any Acquired Entity have been provided to or made available to the Purchaser. Except as set out in Section 4.19 of the Sellers’ Disclosure Letter, no consent, waiver or approval is required to be obtained in order to maintain the Redecan Licences in full force and effect immediately upon the consummation of the Transactions.

4.20	Sufficiency of Assets

Other than as disclosed in Section 4.20 of the Sellers’ Disclosure Letter, the Assets together with the transactions contemplated by the Pre-Closing Reorganization and the Transition Services Agreements include all rights, assets and property necessary for the conduct of the Business after Closing substantially in the same manner as it was conducted prior to Closing. With the exception of inventory in transit and the property and assets listed and described in Section 4.20 of the Sellers’ Disclosure Letter, all of the Assets and any other property or assets used by the Corporation are situate at the Owned Properties or the Leased Properties. Other than as disclosed in Section 4.20 of the Sellers’ Disclosure Letter, no Acquired Entity owns or possesses any property, rights or other assets which are not being used for the purpose of conducting the Business as it is currently being conducted.

4.21	Title to the Assets

The Acquired Entities have good and marketable title to all the properties and assets reflected as being owned by the Acquired Entities on the balance sheet forming part of the Annual Unaudited Financial Statements and Interim Financial Statements or otherwise in their Books and Records. The Acquired Entities have legal and beneficial ownership of the Assets free and clear of all Liens other than Permitted Liens and as set out in Section 4.21 of the Sellers’ Disclosure Letter. No other Person owns any assets which are being used in the Business except for the Leased Properties and personal or movable property leased to the Acquired Entities pursuant to the Material Contracts.

4.22	No Options, etc.

No Person has any written or oral agreement, option, understanding or commitment, or any right or privilege (whether by law, contractual or otherwise) capable of becoming such, for the purchase or other acquisition from any Acquired Entity of any of the Assets other than pursuant to purchase orders for inventory sold in the Ordinary Course.

4.23	Condition of Assets

Except as disclosed in Section 4.23 of the Sellers’ Disclosure Letter, the vehicles, equipment and other tangible personal and movable property owned, leased or otherwise used by the Acquired Entities are in good operating condition having regard to their use and age and are adequate and suitable for the uses to which they are being put. None of such vehicles, equipment or other property is in need of maintenance or repairs except for ordinary routine maintenance and repairs that are not material in nature or cost.

4.24	Owned Property

(a)

On the date of this Agreement, LandCo is the absolute, registered and beneficial owner of, and has good and marketable title to, the Owned Properties (excluding the Haldimand Property) free and clear of all Liens other than Permitted Liens and HoopCo is the absolute, registered and beneficial owner of, and has good and marketable title to the Haldimand Property free and clear of all Liens other than Permitted Liens. Following the Pre-Closing Reorganization, LandCo will be the absolute, registered and beneficial owner of, and will have good and marketable title to the Owned Properties free and clear of all Liens other than Permitted Liens.

(b)

The Acquired Entities are not now and have never been the owner or lessee of, or subject to any agreement, option or right to own or lease, any real or immovable property or any interest in any real or immovable property, other than the Owned Properties and the Leased Properties.

(c)

All of the Owned Properties and the buildings, improvements and fixtures on the Owned Properties (collectively, the “Owned Structures”) are adequate and suitable for the purpose for which they are presently being used by the Acquired Entities. To the Sellers’ knowledge, all of the Owned Structures were constructed in accordance with all applicable Laws. The Acquired Entities have adequate rights of ingress and egress to, from and over the Owned Properties for the operation of the Business. To the Sellers’ knowledge, all the Owned Properties and the Owned Structures are free from structural or material defects (latent or otherwise) and, except as set out and described in Section 4.24(c) of the Sellers’ Disclosure Letter, none of the Owned Properties nor any Owned Structures are currently under construction or renovation or under any commitments in respect thereof and there are no pending or anticipated capital repairs or replacements in respect of any of the Owned Properties or Owned Structures.

(d)

To the Sellers’ knowledge: (i) none of the Owned Properties nor any of the Owned Structures, nor their use, operation or maintenance for the purpose of carrying on the Business, violate any restrictive covenant or applicable Laws; (ii) none of the Owned Properties nor any of the Owned Structures encroach on any property owned by any other Person or infringe on rights of way, easements or similar Liens; and (iii) none of the Owned Properties nor any Owned Structures are subject to claims of encroachment by adjoining land owners, nor are there any claims by any Acquired Entity against any adjoining land owners in respect of any encroachment on any of the Owned Properties.

(e)

Except as set out in Section 4.24(e) of the Sellers’ Disclosure Letter, none of the Acquired Entities has received any notice of pending condemnation, rezoning, dedication or expropriation proceeding, and to the knowledge of the Sellers, none is threatened against any of the Owned Properties or the Owned Structures.

(f)

None of the Acquired Entities has received any notice of any outstanding work orders from any municipality, police department, fire department, sanitation department, health or safety department or any other Governmental Authority and, except as set out and described in Section 4.24(f) of the Sellers’ Disclosure Letter, there are no matters under discussion with or by the Acquired Entities relating to work orders on or in respect of the Owned Properties or the Owned Structures.

4.25	Leases and Leased Property

(a)

No Acquired Entity is a party to, or under any agreement to become a party to, any real or immovable property lease other than the Leases. Each Lease is in good standing, creates a good and valid leasehold estate in favour of the applicable Acquired Entity in the Leased Property thereby demised and is in full force and effect and, except as set out in Section 4.25(a) of the Sellers’ Disclosure Letter, is unamended. With respect to each Lease where any Acquired Entity is tenant, except as set out in Section 4.25(a) of the Sellers’ Disclosure Letter:

(i)	all rents and additional rents are current and not in arrears;

(ii)	no waiver, indulgence or postponement of the applicable Acquired Entity’s obligations has been granted by the lessor;

(iii)

there exists no event of default on the Acquired Entity’s part, or to the Sellers’ knowledge event, occurrence, condition or act (including the purchase of the Purchased Shares) which, with the giving of notice, the passage of time or the happening of any other event or circumstance, would become a default under the Lease or give rise to a right of amendment, cancellation or termination of the Lease or restrict the ability of the applicable Acquired Entity to exercise any of its rights as lessee thereunder, including any rights of renewal or first rights of refusal contained therein, except as set out and described in Section 4.25(a) of the Sellers’ Disclosure Letter;

(iv)	to the knowledge of the Sellers, all of the covenants to be performed by any party (other than the applicable Acquired Entity) under the Lease have been fully performed; and

(v)	except as set out and described in Section 4.25(a) of the Sellers’ Disclosure Letter, no prior consent of any of the lessors is required under any of the Leases for the Transactions.

Section 4.25(a) of the Sellers’ Disclosure Letter contains a complete and accurate list of all of the Leases and sets out, in respect of each Lease, the identity of the lessor and the tenant, the date of the Lease, expiry of the Lease term, any remaining options to extend/renew, current rent and a description of the leased premises (by municipal address). True, correct and complete copies of all Leases have been provided to the Purchaser.

(b)

All of the Leased Properties and the buildings, improvements and fixtures thereon (collectively, the “Leased Structures”) are adequate and suitable for the purpose for which they are presently being used by the Acquired Entities. The Acquired Entities have adequate rights of ingress and egress to, from and over the Leased Properties for the operation of the Business. To the Sellers’ knowledge, there are not any structural or material defects (latent or otherwise) in respect of any of the Leased Structures and, except as set out and described in 4.25(b) of the Sellers’ Disclosure, none of the Leased Properties nor any Leased Structures are currently under construction or renovation or under any commitments in respect thereof and there are no pending or anticipated capital repairs or replacements in respect of any of the Leased Properties or Leased Structures. None of the Acquired Entities has received any notice of: (i) any violation of any restrictive covenant or applicable Laws in respect of their use of the Leased Properties or any of the Leased Structures; (ii) any condemnation, rezoning, dedication or expropriation proceeding in respect of any of the Leased Properties; or (iii) any outstanding work orders from any municipality, police department, fire department, sanitation department, health or safety department or other Governmental Authority in respect of the Leased Properties or the Leased Structures and there are no matters under discussion with or by the Acquired Entities relating to work orders on or in respect of same.

4.26	Government Grants and Subsidies

Section 4.26 of the Sellers’ Disclosure Letter lists all refundable and non-refundable grants and subsidies received by any Acquired Entity from any Governmental Authority since December 31, 2019, including pursuant to any program set up in connection with the COVID-19 pandemic, and such list shall include the amounts in question, the date on which funds were received, the name of the programs in question as well as whether such funds are refundable or non-refundable.

4.27	Material Contracts

Section 4.27 of the Sellers’ Disclosure Letter contains a complete and accurate list of all Contracts binding on or affecting the Acquired Entities that are material to the Acquired Entities, the Business or the Assets or have been made outside the Ordinary Course other than the Specified Material Contracts that have been listed separately in one or more sections of the Sellers’ Disclosure Letter (collectively, the “Material Contracts”). The list of Material Contracts includes:

(a)	any distributor, sales, manufacturer representative, franchise, agency, market research, marketing or advertising Contract;

(b)	any Contract for the purchase or sale of materials, supplies, equipment or services:

(i)	involving, in the case of any such Contract, the payment by any Acquired Entity of more than $100,000 in aggregate in any 12-month period; or

(ii)	which contains minimum purchase commitments or other terms that restrict or limit the purchasing or selling ability of any Acquired Entity;

(c)	any Contract that expires, or may be renewed by a Person other than any Acquired Entity so as to expire, more than one year after the date of this Agreement;

(d)

any promissory note, loan agreement or other Contract for the borrowing of money, any currency exchange, commodities or other hedging or swap arrangement or any leasing transaction of the type required to be capitalized in accordance with GAAP;

(e)	any Contract for capital expenditures in excess of $100,000 in the aggregate;

(f)	any Contract relating to warehousing or storage services;

(g)

any confidentiality, secrecy or non-disclosure Contract or any Contract limiting the freedom of any Acquired Entity to engage in any line of business, compete with any Person, solicit any Person, operate its assets at maximum production capacity or otherwise restricting its ability to carry on the Business;

(h)	any Contract pursuant to which any Acquired Entity is a lessor or lessee of any machinery, equipment, motor vehicles, office furniture, fixtures or other personal property;

(i)	any Contract with a Related Party of the Acquired Entities or the Sellers;

(j)

any agreement of guarantee, support, indemnification or assumption or any similar commitment with respect to the obligations, liabilities (whether accrued, absolute, contingent or otherwise) or indebtedness of any other Person;

(k)

any partnership, joint venture or other similar Contract, any Contract involving a sharing of profits with any Person or any Contract relating to the acquisition or disposition of any business (whether by merger, sale of shares, sale of assets or otherwise) or any real or immovable property;

(l)

any Contract relating to or containing any remediation obligation, assumption of liability, indemnification, or release from liability, in each case involving any Acquired Entity and relating to Hazardous Substances present in the environment;

(m)	any Contract relating to grants or other forms of assistance received or receivable by any Acquired Entity from any Governmental Authority; or

(n)	any Contract relating to the provision of goods or services to any Governmental Authority.

True, correct and complete copies of all Material Contracts have been provided to the Purchaser.

4.28	No Breach of Contracts

(a)

Each Acquired Entity has performed all of the obligations required to be performed by it and is entitled to all benefits under, and is not alleged to be in default or breach of, or have violated, any Material Contract. Each Material Contract is enforceable in accordance with its terms and is in full force and effect, unamended, and there exists no default or event of default or event, occurrence, condition or act which, with the giving of notice, the lapse of time or the happening of any other event or circumstance, would become a breach of, or a default or event of default under, or a violation of any Material Contract. Except as set out in Section 4.28 of the Sellers’ Disclosure Letter, no consent of, or notice to, any Person is required in order for the Acquired Entities to continue to have the full benefit of each Material Contract after Closing.

(b)

The Corporation has not violated or breached in any material respect any of the terms or conditions of any Contract to which any Acquired Entity is a party or bound (excluding Material Contracts and Specified Material Contracts) and to the knowledge of the Sellers, all the covenants to be performed and the obligations to be fulfilled by any other party to such Contract have been fully performed and fulfilled in all material respects.

4.29	Related Party Transactions

Section 4.29 of the Sellers’ Disclosure Letter includes a complete and accurate list of all Contracts with any Related Party of any Acquired Entity or any Seller which is binding upon or affects any Acquired Entity and all such Contracts have been entered into on terms and conditions that would have been entered into by persons dealing at “arm’s-length” (within the meaning of the Tax Act). Any transactions between any Acquired Entity and a Related Party are recorded on the Books and Records at their fair market value and no non-scheduled payments (including payments in connection with the termination of a non-arm’s length agreement) have been made under any non-arm’s length agreement. Since the Reference Date, there has been no repayment, forgiveness or other release of a debt owed by or to a Related Party of any Acquired Entity.

4.30	Intellectual Property

(a)	Section 4.30 of the Sellers’ Disclosure Letter contains a complete and accurate list of:

(i)	all material IP Rights owned by any Acquired Entity used in the Business as currently conducted (“Owned IP Rights”); and

(ii)

all material licences to which any Acquired Entity is a party, either as licensee or licensor, with respect to material IP Rights used in the Business as currently conducted, excluding commercially available off-the-shelf software (“IP License Agreements”).

(b)

The Acquired Entities are the exclusive owner of all right, title and interest in and to the Owned IP Rights listed in Section 4.30 of the Sellers’ Disclosure Letter, free and clear of all Liens other than Permitted Liens. Other than as disclosed in Section 4.30 of the Sellers’ Disclosure Letter, no Acquired Entity has assigned, licenced or otherwise conveyed any of its Owned IP Rights.

(c)

To the Sellers’ knowledge, the Owned IP Rights (i) are in full force and effect and (ii) have not been used or not used, enforced or not enforced in a manner that will result in their abandonment, cancellation or unenforceability. There is no claim existing or, to the Sellers’ knowledge, threatened alleging adverse ownership, invalidity or other opposition to, or any conflict with, any of the Owned IP Rights. In the past three years, no Acquired Entity has received written notice of any alleged infringement or misappropriation from any Person with respect to the Owned IP Rights. During such period, to the Seller’s knowledge, the Corporation has not infringed and is not currently infringing on the IP Rights of any other Person.

(d)

To the Seller’s knowledge, (i) each Acquired Entity has the full right and authority to use, and to continue to use after the Closing Date, the Owned IP Rights in connection with the conduct of the Business in the manner presently conducted, and (ii) such use or continuing use does not infringe upon or violate any rights of any other Person. The IP Rights of the Acquired Entities listed in section 4.30 of the Sellers’ Disclosure Letter, together with commercially available off-the-shelf software, are sufficient to conduct the Business as presently conducted. All IP License Agreements to which any Acquired Entity is a party are, to the Sellers’ Knowledge, in good standing, binding and enforceable in accordance with their respective terms and no default exists on the part of such Acquired Entity thereunder.

(e)

There are no outstanding or, to the Sellers’ knowledge, threatened disputes or other disagreements with respect to any IP License Agreements, or with respect to infringement by another Person of any of the Owned IP Rights. To the knowledge of the Sellers, no Person is infringing, or is threatening to infringe, upon or otherwise violate, any of the Owned IP Rights.

(f)

Except as set out in Section 4.30 of the Sellers’ Disclosure Letter, all of the Owned IP Rights developed or created by employees of the Acquired Entities or pursuant to Contracts with outside consultants or contractors have been assigned to the applicable Acquired Entity in writing or in another enforceable manner, or where such rights, including moral rights (or other similar rights), are incapable of assignment, they have been irrevocably and unconditionally waived by such Person.

(g)

Except as set out in Section 4.30 of the Sellers’ Disclosure Letter, no royalty or other fee is required to be paid by any Acquired Entity to any other Person in respect of the use of any Owned IP Rights and, to the Sellers’ knowledge there are no restrictions on the ability of any Acquired Entity to use and exploit any Owned IP Rights.

(h)	Each Acquired Entity has used Commercially Reasonable Efforts (including measures to protect secrecy and confidentiality, where appropriate) to protect its Owned IP Rights.

(i)

Each Acquired Entity has maintained or caused to be maintained the rights to any of its registered Owned IP Rights in full force and effect and, without limiting the generality of the foregoing, has renewed or has made application for renewal of any registered Owned IP Rights that are material to the Business as currently conducted, and subject to expiration on or prior to the Closing Date.

(j)

To the Sellers’ knowledge, no Person has claimed that any current or former employee, agent, consultant or third party contractors of any Acquired Entity that contributed to the development of any Owned IP Rights has, as a result of such contribution, violated the terms and conditions of any Contract with such Person or disclosed or used any trade secret of such Person.

4.31	Information Technology

(a)

Section 4.31 of the Sellers’ Disclosure Letter sets out a complete and accurate list of all Information Technology used by the Acquired Entities for the conduct of the Business in the Ordinary Course other than off-the-shelf software, specifying whether such Information Technology is owned or licensed (collectively, the “Corporate IT”).

(b)

The Corporate IT is sufficient for the conduct of the Business in the Ordinary Course after Closing. The Acquired Entities use reasonable means, consistent with industry practice, to protect the security and integrity of all such Corporate IT. The use of any Corporate IT by the Acquired Entities does not exceed the scope of the rights granted to the Acquired Entities with respect thereto, including any applicable limitation upon the usage, type or number of licences, users, hardware, time, services or systems.

(c)

The Acquired Entities have in place appropriate physical, organizational and technological security measures, processes and safeguards intended to secure the Corporate IT and business data from unauthorized use, copying, disclosure, modification, theft, destruction, threats and Disabling Codes that a reasonably prudent and diligent commercial entity would undertake in similar circumstances.

(d)

In the past three years, no written notice of a defect or default has been sent or received by any Acquired Entity in respect of any licence or lease under which any Acquired Entity receives or obtains Information Technology.

(e)

Each Acquired Entity maintains commercially reasonable data back-up procedures and data recovery procedures and tools to safeguard against loss or corruption of business or customer data in the event of a failure of the Corporate IT. Disaster recovery plans are in place for each Acquired Entity and are designed to ensure that, in the event of a failure of the Corporate IT operated by or on behalf of the Business, such Corporate IT and the data and other material contained therein can be recovered or replaced by such Acquired Entity without material disruption to the Business. To the knowledge of the Sellers, there has been no unauthorized access or breach of or security incident relating to the Corporate IT.

4.32	Accounts Receivable

All accounts receivable of the Acquired Entities are:

(a)	recorded in the financial Books and Records;

(b)	actual and bona fide receivables resulting from the ordinary and usual conduct of the business of the Acquired Entities;

(c)	subject to customary trade terms; and

(d)	collectible without set-off or counterclaim.

Any reserves provided for such accounts receivable in the financial Books and Records of the Corporation have been computed in accordance with GAAP applied on a consistent basis.

4.33	Inventory

The Inventory is being maintained at levels appropriate for the continuation of the Business in the Ordinary Course. All Inventory has been identified and valued in accordance with GAAP applied on a consistent basis. Except as disclosed in Section 4.33 of the Sellers’ Disclosure Letter, the Inventory does not include any items which are obsolete, slow-moving, below standard quality or of a quality or quantity not usable or saleable in the Ordinary Course, the value of which has not been written down in the Annual Unaudited Financial Statements and the Interim Financial Statements in accordance with GAAP applied on a consistent basis.

4.34	Working Capital

The amount of working capital of the Acquired Entities is consistent with amounts held in accordance with its past practices and is sufficient for the purposes of operating the Business in its present form and at its present level of activity and for the purpose of fulfilling, in accordance with their respective terms, all purchase orders and contractual obligations which have been placed with or undertaken by the Acquired Entities.

4.35	Books and Records and Internal Financial Controls

(a)

All accounting and financial Books and Records have been fully, properly and accurately kept and are complete in all material respects. Such Books and Records are not recorded, stored, maintained, operated or otherwise wholly or partly dependent upon or held by any means (including any electronic, mechanical or photographic process, whether computerized or not) which are not or will not be available to the Acquired Entities in the Ordinary Course after Closing.

(b)

Each Acquired Entity has designed disclosure controls and procedures so that material information relating to the Acquired Entities is made known to its management by Persons within the Acquired Entities. Each Acquired Entity has, in connection with the preparation of its financial statements, evaluated such Acquired Entity’s internal controls and procedures to detect any deficiencies in their design or operation which could adversely affect such Acquired Entity’s ability to record, process, summarize and report financial data. No senior manager, officer or director of any Acquired Entity nor, to the knowledge of the Sellers, the Acquires Entities’ independent auditors has identified or been made aware of any fraud involving Employees (including senior management) who prepare or review the financial statements (or any inputs to such financial statements) of any Acquired Entity or any claim or allegation regarding same.

4.36	Financial Statements

The Annual Unaudited Financial Statements and the Interim Financial Statements have been prepared from and using the Books and Records in accordance with GAAP applied on a basis consistent with those of previous fiscal years mutatis mutandis, are complete and accurate in all material respects and present fairly in accordance with GAAP in all material respects:

(a)	the assets, liabilities, sales, income, losses, retained earnings, accruals, reserves, adjustments and financial condition of the Acquired Entities;

(b)	the results of operations of the Acquired Entities; and

(c)	the changes in financial position of the Acquired Entities,

all as at the dates and for the periods specified in such statements. True, correct and complete copies of the Annual Unaudited Financial Statements and the Interim Financial Statements have been provided to the Purchaser. Except as set forth in such financial statements, none of the Acquired Entities have any documents creating any material off-balance sheet arrangements.

4.37	No Undisclosed Liabilities

Except (i) as set out and described in Section 4.37 of the Sellers’ Disclosure Letter, (ii) as reflected or reserved against in the balance sheet forming part of the Annual Unaudited Financial Statements and the Interim Financial Statements, or (iii) current liabilities and obligations incurred in the Ordinary Course since the Reference Date, no Acquired Entity has incurred any liabilities or obligations of any nature (whether absolute, accrued, contingent or otherwise) of the nature required to be disclosed in a balance sheet prepared in accordance with GAAP.

4.38	Accounts and Powers of Attorney

Section 4.38 of the Sellers’ Disclosure Letter sets out a complete and accurate list showing:

(a)

all bank and securities accounts (including any blocked accounts) of the Acquired Entities, the name and address of each bank or securities intermediary within which any Acquired Entity has an account or safety deposit box and the names of all Persons authorized to draw on the account or to have access to the safety deposit box; and

(b)	the names of all Persons holding powers of attorney for each Acquired Entity.

True, correct and complete copies of all powers of attorney granted by each Acquired Entity have been provided to the Purchaser.

4.39	Customers and Suppliers

Section 4.39 of the Sellers’ Disclosure Letter sets out a complete and accurate list of the ten largest customers and ten largest suppliers of the Acquired Entities by dollar amount for the 12-month period ending December 31, 2020. Such list includes the value of the sales and purchases for each such customer and supplier during that time. To the Seller’s knowledge, the benefits of any relationship with customers or suppliers of the Acquired Entities will continue after the Closing Date in substantially the same manner as prior to the date of this Agreement. No complaints on the level of service or quality of goods sold has been raised by any customer listed in Section 4.39 of the Sellers’ Disclosure Letter.

4.40	Products and Inventory

(a)	Except as disclosed in Section 4.40 of the Sellers’ Disclosure Letter, to the knowledge of the Sellers, the Inventory:

(i)	is of a quality in conformity in all material respects with the warranties given by the Acquired Entities pursuant to supply Contracts or any other Contracts to which they are a party;

(ii)	is of a quality in conformity in all material respects with industry standards;

(iii)

is not subject to a voluntary recall by any Acquired Entity, by the manufacturer or distributor of the Inventory or any Governmental Authority, and to the Sellers’ knowledge, there is no threat of any such recall;

(iv)	with respect to the portion of the Inventory consisting of finished products, is saleable;

(v)	with respect to the portion of the Inventory consisting of raw materials and work-in-progress, is of quality usable in the production of finished products; and

(vi)

has been manufactured and produced in accordance, in all material respects with, and meet all material requirements of, applicable Law, and meet the material specifications in all Contracts with customers of the Acquired Entities relating to the sale of such products, in each case, except to the extent written off or written down to fair market value or for which adequate reserves have been established.

(b)

All Inventory is owned by the Acquired Entities free and clear of all Liens other than Permitted Liens, and no Inventory is held on a consignment basis from others. The level of Inventory is consistent with the level of inventories that has been maintained in the operation of the Business in the Ordinary Course prior to the date hereof.

(c)

Without limiting the generality of the foregoing, all products previously or currently produced, distributed or sold by, and all services provided by, the Acquired Entities, have been produced, packaged, labeled, advertised, distributed and sold (or in the case of services, provided) in accordance with, and meet all material requirements of, applicable Laws, in all material respects, and meet the material specifications in all Contracts with customers of the Acquired Entities relating to the sale of such products in the Ordinary Course, and (x) there have been no material claims against any Acquired Entity pursuant to any product warranty or with respect to the production, distribution or sale of defective or inferior products or with respect to any warnings or instructions concerning such products and (y) other than as disclosed in Section 4.40(c) of the Sellers’ Disclosure Letter, there have been no recalls regarding any of the products produced, distributed or sold by any Acquired Entity, and, to the Sellers’ knowledge, there are no grounds for such recall.

4.41	Insurance

The Assets, the Leased Properties and all other property and assets used in the Business are insured against loss or damage by all insurable hazards and risks on a replacement cost basis. Section 4.41 of the Sellers’ Disclosure Letter contains a complete and accurate list of insurance policies that are maintained by or on behalf of the Acquired Entities and sets out, in respect of each policy, a description of the type of policy, the name of insurer, the coverage, the expiration date, the annual premium and any pending claims. To the knowledge of the Sellers, no Acquired Entity is in default with respect to any of the provisions contained in the insurance policies or has failed to give any notice or to present any claim under any insurance policy in a due and timely fashion. Except as set out in Section 4.41 of the Sellers’ Disclosure Letter, in the past three years, there has been no change in the relationship of the Acquired Entities with their insurers, the availability of coverage, or the premiums payable pursuant to the policies. Section 4.41 of the Sellers’ Disclosure Letter contains a complete and accurate description of all claims, with reasonable particulars, made under any policies of insurance maintained by or for the benefit of the Acquired Entities in the past three years. True, correct and complete copies of all insurance policies held by or on behalf of the Acquired Entities and the most recent inspection reports received from insurance underwriters, if any, have been delivered to the Purchaser.

4.42	Litigation

Except as set out in Section 4.42 of the Sellers’ Disclosure Letter, there are no actions, suits or proceedings, at law or in equity, by any Person (including the Acquired Entities), nor any arbitration, administrative or other proceeding by or before (or to the knowledge of the Sellers any investigation by) any Governmental Authority, current or pending, or, to the knowledge of the Sellers, threatened against or affecting any Acquired Entity, any of its officers or directors (in their capacity as such), the Purchased Shares, the Business, any of the Assets, the Leased Properties or any other property or assets used by the Acquired Entities. To the knowledge of the Sellers, no event has occurred which would reasonably be expected to give rise to, or serve as a valid basis for, the commencement of any action, suit, proceeding, arbitration or investigation by or against any Acquired Entity, any of its officers or directors (in their capacity as such), the Business or any of the Assets. Except as set out in Section 4.42 of the Sellers’ Disclosure Letter, in the past three years, no Acquired Entity has been subject to any judgment, order or decree entered in any lawsuit or proceeding nor has any Acquired Entity settled any claim prior to being sued or prosecuted or a judgment being given in respect of it.

4.43	Taxes

(a)

Each Acquired Entity has prepared and filed all Tax Returns within the prescribed period with the appropriate Tax Authority in accordance with applicable Laws. Each Acquired Entity has reported all income and all other amounts and information required by applicable Laws to be reported on each such Tax Return. Each such Tax Return is true, correct and complete in all material respects.

(b)

Each Acquired Entity has paid, within the prescribed period, all Taxes and instalments of Taxes which are required to be paid to any Tax Authority pursuant to applicable Laws. No deficiency with respect to the payment of any Taxes or Tax instalments has been asserted against it by any Tax Authority. Since the Reference Date, no Acquired Entity has:

(i)	incurred any liability for Taxes;

(ii)	engaged in any transaction or event which would result in any liability for Taxes; or

(iii)	realized any income or gain for Tax purposes,

other than, in each case, in the Ordinary Course. Adequate provision has been made in the Books and Records for all Taxes payable for all Pre-Closing Tax Periods.

(c)

No Acquired Entity has applied for, claimed or received a refund of Tax (or amount deemed for purposes of the Tax Act to be an overpayment of Tax) to which it was not entitled pursuant to applicable Laws.

(d)

Each Acquired Entity has duly and timely withheld and collected all Taxes required by applicable Laws to be withheld or collected by it and has duly and timely remitted to the appropriate Tax Authority all such Taxes as and when required by applicable Laws.

(e)

Except as disclosed in Section 4.43 of the Sellers’ Disclosure Letter, there are no proceedings, investigations or audits pending or, to the knowledge of the Sellers, threatened against any Acquired Entity in respect of any Taxes. No event has occurred or circumstance exists which would reasonably be expected to give rise to or serve as a valid basis for the commencement of any such proceeding, investigation or audit. There are no matters under discussion, audit or appeal with any Tax Authority relating to Taxes. All Tax Returns of the Acquired Entities for taxation years ending on or before December 31, 2019 have been assessed by the relevant Tax Authority and have been made available to the Purchaser for review.

(f)	No Acquired Entity has requested, entered into any agreement or other arrangement, or executed any waiver providing for, any extension of time within which:

(i)	to file any Tax Return;

(ii)	to file any elections, designations or similar filings relating to Taxes;

(iii)	it is required to pay or remit any Taxes or amounts on account of Taxes; or

(iv)	any Tax Authority may assess or collect Taxes.

(g)	No Acquired Entity has entered into any agreement with, or provided any undertaking to, any Person pursuant to which it has assumed liability for the payment of Taxes owing by such Person.

(h)

Each Acquired Entity has, at all relevant times, been and is a “taxable Canadian corporation” within the meaning of the Tax Act. No Acquired Entity has ever been required to file any Tax Return with, and has never been liable to pay any Taxes to, any Tax Authority outside Canada. No request to file a Tax Return has ever been made by a Tax Authority in a jurisdiction where the Acquired Entities do not file Tax Returns.

(i)

No Acquired Entity has claimed any reserve for tax purposes, if as a result of such claim any amount could be included in its or the Purchaser’s income for a taxation year ending after the Closing. No Acquired Entity has made any payment, nor is it obligated to make any payment, and is not a party to any agreement under which it could be obligated to make any payment, that may not be deductible by virtue of section 67 of the Tax Act.

(j)	No Acquired Entity has made any Tax elections pursuant to any Law except as described in Section 4.43 of the Sellers’ Disclosure Letter.

(k)	No Acquired Entity has entered into any agreements contemplated by section 191.3 of the Tax Act.

(l)	No Person (other than the Purchaser) has ever acquired or had the right to acquire control the Corporation for purposes of the Tax Act.

(m)

None of section 17, sections 78, 80, 80.01, 80.02, 80.03 and 80.04 of the Tax Act, or any equivalent provision of the Laws of any other jurisdiction, has applied or will apply to any Acquired Entity at any time on or before the Closing Date.

(n)

No Acquired Entity has acquired property from a Person not dealing at “arm’s length” (within the meaning of the Tax Act) with such Acquired Entity, for consideration, the value of which is less than the fair market value of the property, in circumstances which could subject it to a liability under section 160 of the Tax Act or section 325 of the Excise Tax Act (Canada) or any equivalent section in any other Laws relating to Taxes. The value of the consideration paid or received by any Acquired Entity for the acquisition, sale, transfer or provision of property (including intangibles) or the provision of services (including financial transactions) from or to a non-arm’s length person is equal to the estimated fair market value of such property acquired, provided or sold or services purchased or provided.

(o)	No Acquired Entity has received any requirement pursuant to section 224 of the Tax Act or the equivalent provision of any provincial law which remains unsatisfied in any respect.

(p)

For all transactions between any Acquired Entity and any non-resident Person with whom it was not dealing at “arm’s length” (within the meaning of the Tax Act), such Acquired Entity has made or obtained records or documents that meet the requirements of paragraphs 247(4)(a) to (c) of the Tax Act.

(q)

Each Acquired Entity is duly registered under Part IX of the Excise Tax Act (Canada) with respect to the goods and services tax and harmonized sales tax and under Division I of Chapter VIII of Title I of the Quebec Sales Tax Act with respect to the Quebec sales Tax and as a collector under the Provincial Sales Tax Act (British Columbia) and the registration numbers are as specified in Section 4.43 of the Sellers’ Disclosure Letter.

(r)

No Acquired Entity has made an “excessive eligible dividend designation” as defined in subsection 89(1) of the Tax Act in respect of any dividend paid, or deemed to have been paid on any class of shares of its capital.

(s)	No Acquired Entity has made a capital dividend election under subsection 83(2) of the Tax Act in an amount which exceeded the amount in its capital dividend account at the time such election was made.

(t)

Each Acquired Entity has correctly calculated and duly filed all claims for federal and provincial Tax credits (including refundable or reimbursable Tax credits). No Acquired Entity has received any refund of Taxes in respect of any such Tax credits to which it is not entitled.

4.44	Environmental Matters

(a)

Except as set out in Section 4.44 of the Sellers’ Disclosure Letter, the Acquired Entities, the Business and the Assets are and have always been in material compliance with all applicable Environmental Laws and no Acquired Entity has ever been charged with any offence under any Environmental Laws.

(b)

Except as set out in Section 4.44 of the Sellers’ Disclosure Letter, no Acquired Entity has received any notice of, nor have the Sellers any knowledge of, any issued, outstanding, pending or threatened orders, complaints, claims, allegations, actions, prosecutions, administrative monetary penalties or investigations with respect to the Business or the Assets, in regards to any alleged material non-compliance with, or material liability under Environmental Laws.

(c)

Each Acquired Entity has obtained all Authorizations required by Environmental Laws for the operation of the Business and the Assets, and the Acquired Entities have always been and are now in material compliance with all such Authorizations. All such Authorizations are listed in Section 4.44 of the Sellers’ Disclosure Letter.

(d)

Except as set out in Section 4.44 of the Sellers’ Disclosure Letter, no Acquired Entity has received written notice of, nor have the Sellers any knowledge of, any proceeding, order, or decision (judicial or administrative) pending or threatened by any Governmental Authority to revoke, suspend, modify, or limit any Authorization required by Environmental Laws for the operation of the Business or the ownership of the Assets.

(e)

Except as set out in Section 4.44 of the Sellers’ Disclosure Letter, no Authorizations issued to any Acquired Entity pursuant to Environmental Laws will become void or voidable as a result of the completion of the Transactions.

(f)

Except as set out in Section 4.44 of the Sellers’ Disclosure Letter, the Acquired Entities and the Business are in compliance with all financial assurance requirements prescribed by Environmental Laws or any orders or Authorizations issued pursuant to Environmental Laws, and no Acquired Entity has received written notice and the Sellers have no knowledge of any proceeding or decision (judicial or administrative), pending or threatened, by any Governmental Authority to modify or increase any applicable financial assurance requirements. All financial assurance requirements applicable to the Acquired Entities or the Business are listed in Section 4.44 of the Disclosure Letter.

(g)

Except as set out in Section 4.44 of the Sellers’ Disclosure Letter, no Acquired Entity has caused or permitted any Release of a Hazardous Substance, at any location, except where such Release is in material compliance with applicable Environmental Laws or any Authorizations issued pursuant to applicable Environmental Laws.

(h)

Except as set out in Section 4.44 of the Sellers’ Disclosure Letter, to the knowledge of the Sellers having not completed any environmental testing or site assessments, there are no Hazardous Substances, in excess of the applicable Site Condition Standards in the soil, sediment, and/or, groundwater on, at, under, migrating from, or migrating to the Owned Properties or the Leased Properties.

(i)

Except as set out in Section 4.44 of the Sellers’ Disclosure Letter, no Acquired Entity has received any notice of, nor do the Sellers have any knowledge of, any issued, outstanding, pending, or threatened orders, claims, allegations, actions, prosecutions, administrative monetary penalties, or investigations, with respect to:

(i)	any Hazardous Substances on, at, under, migrating from, or migrating to the Owned Properties or the Leased Properties; or

(ii)	any Release of any odour, heat, sound, vibration, or radiation from the Owned Properties or the Leased Properties.

(j)

The Sellers have disclosed to the Purchaser (i) all environmental reports, including site assessments, environmental sampling results and environmental audits, (ii) occupational health and safety compliance audits , prepared by or on behalf of the Acquired Entities, and (iii) material occupational health and safety inspection reports and workplace inspection reports prepared in 2020 or 2021, in the case of each of (i), (ii) or (iii), in the possession of the Sellers or the Acquired Entities that relate to the Acquired Entities, the Business, the Owned Properties, the Leased Properties or any of the other Assets, including reports relating to any offsite migration of Hazardous Substances, and all such reports are listed in Section 4.44 of the Sellers’ Disclosure Letter.

(k)

Except as set out in Section 4.44 of the Sellers’ Disclosure Letter, the Acquired Entities and the Business currently meet all applicable greenhouse gas emission standards or limits prescribed by applicable Environmental Laws and no cost or expenditure, including the payment of charges, fees, or the purchase of compliance credits or units, will be required for the current compliance period.

(l)

Except as set out in Section 4.44 of the Sellers’ Disclosure Letter, no unbudgeted work or additional expenditure is required or planned in relation to the Business, the Owned Properties, the Leased Properties or any of the other Assets to ensure compliance with applicable Environmental Laws or Authorizations issued pursuant to applicable Environmental Laws.

(m)	The representations and warranties contained in Section 4.44 are the exclusive representations relating to environmental matters.

4.45	Employee Matters

(a)

Except for the Contracts listed in Section 4.45 of the Sellers’ Disclosure Letter (the “Employee Material Contracts”) and the Employee Plans, no Acquired Entity is a party to, subject to, or affected by, as of the date hereof:

(i)	any written employment Contract with any Employee whose base salary or wage for the 2021 calendar year is in excess of $100,000;

(ii)	any verbal employment Contract that is not terminable upon providing reasonable notice at common law;

(iii)

any written Contract with a Person acting as an agent, independent contractor or dependent contractor providing services to such Acquired Entity and providing for annual fees or remuneration in excess of $200,000;

(iv)	any certification orders;

(v)	any collective agreement; or

(vi)	any written policies, procedures, practices or programs that set out material terms and conditions of employment or engagement.

(b)

True, correct and complete copies of the Employee Material Contracts, or, in the case of Employee Material Contracts in respect of clauses (i) and (iii) above, the applicable standard form agreement, have been provided to the Purchaser.

(c)

Except as set out in Section 4.45 of the Sellers’ Disclosure Letter, the terms and conditions of the agreements set forth in Section 4.45 of the Sellers’ Disclosure Letter in respect of clauses (i) and (iii) above are not materially different than the terms and conditions in the applicable standard form agreement provided to the Purchaser.

(d)

Section 4.45 of the Sellers’ Disclosure Letter includes a complete and accurate list of all Employees, agents, independent contractors and dependent contractors of the Acquired Entities as of the date hereof. The list has been prepared in compliance with applicable Privacy Laws and includes, to the extent applicable, each Person’s:

(i)	position or title with the applicable Acquired Entity;

(ii)	current salary or hourly rate of pay or fee for service;

(iii)	bonus (whether monetary or otherwise) paid since the beginning of the most recently completed financial year or payable in the current financial year of the applicable Acquired Entity to such Person;

(iv)	the date upon which such Person was first hired or engaged;

(v)	the Employee Plans in which such Person participates;

(vi)	status with any union;

(vii)	age;

(viii)	status with respect to leaves of absence, whether approved or not; and

(ix)	accrued vacation, if any.

(e)	Except as set out in Section 4.45 of the Sellers’ Disclosure Letter, no Employee is on a leave of absence as of the date hereof.

(f)

Each Acquired Entity has, in all material respects, performed all of the obligations required to be performed by it and is entitled to all benefits under, and, to the knowledge of the Sellers, is not alleged to be in material default of, any Employee Material Contract. Each of the Employee Material Contracts is in full force and effect, and unamended.

(g)	Except as set out in Section 4.45 of the Sellers’ Disclosure Letter, no material complaint, grievance, claim, proceeding, civil action, work order or investigation has been filed, made or commenced against any Acquired Entity in respect of, concerning or affecting any of its Employees, in the past three years.

(h)

The Corporation has, in all material respects, observed and complied with the provisions of all applicable Laws respecting employment, including employment standards Laws as well as Laws relating to human rights, occupational health and safety, workplace safety and insurance, labour relations and pay equity.

(i)

Except as set out in Section 4.45 of the Sellers’ Disclosure Letter, there are no actions, suits or proceedings, at law or in equity, by any Person (including the Acquired Entities), nor any action, suit, arbitration, administrative proceeding or other proceeding by or before (or to the knowledge of the Sellers any investigation by) any Governmental Authority, pending, or, to the knowledge of the Sellers, threatened against or affecting the Acquired Entities in respect of employment matters, that, if adversely determined, would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Acquired Entities or the Business. To the knowledge of the Sellers, no event has occurred or circumstance exists which is reasonably be expected to give rise to or serve as a valid basis for the commencement of any such action, suit, investigation, arbitration, administrative proceeding or other proceedings by or against any Acquired Entity in respect of employment matters. No Acquired Entity is subject to any judgment, order or decree entered in any lawsuit or proceeding.

(j)	There are no outstanding decisions or settlements or pending settlements under any applicable employment Laws which place any material financial obligation upon such Acquired Entity.

(k)

In the past three years, no Acquired Entity has received any material written remedial order, notice of offence or conviction from a Governmental Authority under occupational health and safety, pay equity or employment standards Laws. Each Acquired Entity has performed in all material respects all its financial obligations under such Laws which are owed to the Employees and the Governmental Authority having jurisdiction over such matters.

(l)

Except as set out in Section 4.45 of the Sellers’ Disclosure Letter, no Acquired Entity is party to a collective agreement (including any related documents or agreements including letters of understanding, letters of intent and other written communications with bargaining agents for Employees which impose any obligations upon any Acquired Entity), has entered into and/or is bound by any Contract with any labour union or employee association, has made commitments to or conducted negotiations with any labour union or employee association with respect to any future agreements, and is not party to any certification of any such union with regard to a bargaining unit.

(m)	To the knowledge of the Sellers, there are no ongoing union drives. No trade union, council of trade unions, employee bargaining agency or affiliated bargaining agent:

(i)	holds bargaining rights with respect to any of the Employees by way of certification, interim certification, voluntary recognition, designation or successor rights;

(ii)	to the knowledge of the Sellers, has applied to be certified as the bargaining agent of any of the Employees; or

(iii)	to the knowledge of the Sellers, has applied to have any Acquired Entity declared a related employer pursuant to the provisions of the applicable Laws.

(n)

There is no labour strike, picketing, slow down, work stoppage or lock out, existing, pending, or to knowledge of the Sellers, threatened against or directly or indirectly affecting the Business, the Acquired Entities or any of its operations. No Acquired Entity has, in the past three years, experienced any labour strike, picketing, slowdown, work stoppage, lock out or other collective labour action by or with respect to its Employees. There are no charges or complaints pending, or to the knowledge of the Sellers, threatened with respect to or relating to any Acquired Entity before any Governmental Authority in relation to unlawful labour practices. In the past three years, no Acquired Entity has received any written notice from any such Governmental Authority responsible for the enforcement of labour Laws of an intention to conduct an investigation of such Acquired Entity or any of its business concerning its labour practices and no such investigation is, to the knowledge of the Sellers, threatened.

(o)

Since January 1, 2020, (i) the Acquired Entities have taken all steps reasonable in the circumstances to protect the health and safety of their Employees, including implementing and enforcing policies and procedures to ensure compliance with COVID-19 Measures, including rules relating to social distancing, the use of face masks or personal protective equipment, and a limitation on activities that may increase the risk of transmission of COVID-19, and (ii) to the knowledge of the Sellers, no COVID-19 transmission has occurred or is suspected to have occurred in any of the Acquired Entities’ workplaces (including for greater certainty, all locations where work is performed or where employees or contractors are representing any Acquired Entity).

4.46	Employee Benefit Plans

(a)

Section 4.46 of the Sellers’ Disclosure Letter sets out a true, correct and complete list of all retirement, pension, supplemental pension, savings, retirement savings, retiring allowance, bonus, profit sharing, stock purchase, stock option, phantom stock, share appreciation rights, deferred compensation, severance or termination pay, change of control, life insurance, medical, hospital, dental care, vision care, drug, sick leave, short term or long term disability, salary continuation, supplementary unemployment benefits, incentive, compensation or other employee benefit plan, program, arrangement, policy or practice whether written or oral, funded or unfunded, registered or unregistered, insured or self-insured, that is maintained or otherwise contributed to, or required to be contributed to, by or on behalf of each Acquired Entity for the benefit of current or former employees, directors, officers, shareholders, independent contractors or agents of such Acquired Entity other than government sponsored pension, employment insurance, workers’ compensation and health insurance plans (collectively, the “Employee Plans”).

(b)	Except as set out in Section 4.46 of the Sellers’ Disclosure Letter, each Employee Plan:

(i)	has been maintained and administered in all material respects in compliance with its terms and with the requirements of all applicable Laws; and

(ii)	is in good standing in respect of such requirements and Laws.

(c)	Each Employee Plan that is required to be registered under applicable Laws is duly registered with the appropriate Governmental Authorities.

(d)

All contributions or premiums required to be paid, deducted or remitted and all material obligations required to be performed by any Acquired Entity pursuant to the terms of any Employee Plan or by applicable Laws, have been paid, deducted, remitted or performed, as the case may be, in a timely fashion in all material respects and there are no outstanding material defaults or violations with respect to same.

(e)

There are no actions, suits, claims, demands, investigations, arbitrations or other proceedings pending or, to the knowledge of the Sellers, threatened with respect to the Employee Plans (other than routine claims for benefits), and, to the knowledge of the Sellers, no event has occurred or circumstance exists that is reasonably be expected to result in such a proceeding.

(f)

Except as set out in Section 4.46 of the Sellers’ Disclosure Letter, no Employee Plan that is required to be funded has a funding deficit and the liabilities of the Acquired Entities in respect of all Employee Plans are properly accrued and reflected in the Annual Unaudited Financial Statements and the Interim Financial Statements in accordance with GAAP.

(g)	None of the Employee Plans is a registered pension plan within the meaning of applicable Laws.

(h)	The Sellers have delivered true, correct and complete copies of each of the following to the Purchaser, to the extent existing or applicable:

(i)

the text of all Employee Plans (where no text exists, a summary has been provided) and any related trust agreements, insurance contracts or other documents governing those plans, all as amended to the date of this Agreement;

(ii)	all booklets and other material communications relating to the Employee Plans distributed to new or existing members of such plan in the last two years;

(iii)

the most recent actuarial valuation of each Employee Plan filed with applicable Governmental Authorities for which such valuation is required by applicable Laws and, where an actuarial valuation has been prepared in respect of an Employee Plan but has not been filed with a Governmental Authority, the most recent of such valuations;

(iv)	the most recent accounting or certified financial statement relating to each Employee Plan for which such statement is made;

(v)	all legal opinions relating to the administration or funding of any Employee Plan; and

(vi)	the most recent annual information return filed with Governmental Authorities in respect of each Employee Plan for which such filing is required by applicable Laws.

To the knowledge of the Sellers, no fact, condition or circumstances exists or has occurred since the date of those documents which would materially affect the information contained in them.

(i)

No event has occurred and, to the knowledge of the Sellers, there has been no failure to act on the part of either any Acquired Entity or a trustee or administrator of any Employee Plan that could reasonably be expected to subject any Acquired Entity or the Employee Plan to the imposition of any Tax, penalty or other liability, whether by way of indemnity or otherwise.

(j)

No legally binding promises or commitments have been made by any Acquired Entity to amend any Employee Plan, to provide increased benefits or to establish any new benefit plan, except as required by applicable Laws or as set out in Section 4.46 of the Sellers’ Disclosure Letter.

(k)

Except as set out in Section 4.46 of the Sellers’ Disclosure Letter, the consummation of the Transactions will not, alone or together with any additional or subsequent event, result in or require any payment or severance, or the acceleration of vesting or an increase in benefits, under any Employee Plan.

(l)

Other than the continuation of benefits for a limited period after an Employee’s termination of employment as required by applicable Laws, the Acquired Entities have no obligation to provide any post-employment benefits to any current, former or retired employees of any Acquired Entity.

(m)

All data necessary to administer each Employee Plan is in the possession of the Acquired Entities or its agents and is in a form which is sufficient for the proper administration of such Employee Plan in accordance with its terms and applicable Laws and such data is complete and correct in all material respects.

(n)	None of the Employee Plans which are funded or administered through an insurance contract require or permit retroactive increases in premiums or payments thereunder.

(o)	No Acquired Entity contributes or is required to contribute to any multi-employer pension plan within the meaning of applicable Laws. None of the Employee Plans is a multi-employer benefit plan.

(p)

Subject to applicable Laws, the terms of such Employee Plan and the provision of reasonable notice to affected Employees to the extent required by applicable Law, each of the Employee Plans can be amended or terminated without restrictions and the applicable Acquired Entity has the power and authority to amend or terminate the Employee Plans.

4.47	Privacy Laws

(a)

Each Acquired Entity has complied and is complying with all applicable Privacy Laws, including in connection with its collection, maintenance, use, disclosure, processing or transmission of Personal Information, including medical records, patient information or other personal information made available to or collected by the Acquired Entities in connection with the operation of the Business (the “Healthcare Data Requirements”). No Acquired Entity has received written complaint or notice of any breach or violation by it of any such Privacy Laws. All Personal Information of the Acquired Entities:

(i)	has been collected, used or disclosed with the consent of each individual to which such Personal Information relates (if such consent was required under applicable Privacy Laws);

(ii)	has been used only for the purposes for which the Personal Information was initially collected or for a subsequent purpose for which consent was subsequently obtained; and

(iii)	has been collected, used or disclosed for a purpose in respect of which consent may, under applicable Privacy Laws, be implied.

(b)	The Acquired Entities have taken commercially reasonable steps to implement appropriate confidentiality, security and other protective measures required by the Healthcare Data Requirements.

(c)

Except as set out in Section 4.47 of the Sellers’ Disclosure Letter, no Acquired Entity has disclosed, made available or provided Personal Information to third parties for any purpose except in compliance with, or as required by, applicable Laws.

(d)

Each Acquired Entity has at all times provided proper notice of its privacy practices and obtained any necessary consents from data subjects required by applicable Privacy Laws for the processing of Personal Information by or on its behalf. Such notices have not been misleading, deceptive or in violation of applicable Privacy Laws.

(e)	To the knowledge of the Sellers, there has been no unauthorized use, unauthorized access or unauthorized disclosure of any of the Acquired Entities’ data, including Personal Information.

4.48	Anti-Spam Laws

(a)	Each Acquired Entity is in material compliance with applicable Anti-Spam Laws.

(b)	No Acquired Entity has received any written complaints regarding a breach of Anti-Spam Laws.

4.49	Sanctions, Money Laundering Laws and Anti-Corruption Laws

(a)	For purposes of this Section 4.49, a reference to the Sellers or the Acquired Entities includes its directors, officers, employees and other Persons acting on their behalf, directly or indirectly.

(b)

Each Acquired Entity is in material compliance with all AML Laws applicable to it. No Acquired Entity is the subject of any examination, investigation, inquiry or enforcement proceedings by or before any Governmental Authority regarding any offense or alleged offences under any AML Laws and, to the Sellers’ knowledge, no such examination, investigation, inquiry or proceeding is pending or has been threatened.

(c)

No Acquired Entity has carried on business in a manner which violates or has ever violated any Sanctions nor is it the subject of any investigation or inquiry relating to Sanctions or Sanctioned Persons by a Governmental Authority and, to the Sellers’ knowledge, no such investigation or inquiry is pending or has been threatened. Neither of the Sellers nor any Acquired Entity is a Sanctioned Person or engages in any dealings or transactions, or is otherwise associated, with a Sanctioned Person.

(d)	No Acquired Entity has directly or indirectly:

(i)

made or authorized a contribution, payment, reward, benefit or gift of funds or property to any official, employee or agent of any Governmental Authority or public international organization, or to any Person for the benefit of any Governmental Authority or public international organization;

(ii)

for the purpose of bribing any Governmental Authority, kept accounts which do not appear in its financial Books and Records, entered into transactions that are not recorded or that are inadequately identified, recorded non-existent expenditures, entered liabilities with incorrect identification of their object, knowingly used false documents, or intentionally destroyed accounting Books and Records earlier than permitted by law; or

(iii)

made any contribution to any candidate for public office; where either the payment or the purpose of such contribution, payment, loan, reward or gift was, is, or would be prohibited under the Criminal Code of Canada, the Corruption of Foreign Public Officials Act (Canada) or any other applicable Laws of similar purpose and scope (collectively, “Anti-Corruption Laws”).

(e)	No Acquired Entity has breached or violated any reporting, recordkeeping, or ongoing monitoring obligations under applicable AML Laws or Anti-Corruption Laws.

(f)

No Acquired Entity has breached or violated any Law regulating lobbying, accounting, bids or conflicts of interest. To the knowledge of the Sellers, no change, fact, event, circumstance, condition or omission has occurred in respect of the Business that would result in any Acquired Entity being suspended or debarred from doing business with a Governmental Authority or otherwise prevent any Acquired Entity from bidding on or applying for Contracts with a Governmental Authority after Closing.

4.50	No Brokers’ Fees, etc.

No Acquired Entity has incurred any obligation or liability, contingent or otherwise, for brokerage or finders’ fees or agents’ commissions or other similar payment in connection with this Agreement or any of the other Transaction Documents.

Article 5

Representations and Warranties of the Purchaser

The Purchaser represents and warrants as follows to the Sellers and acknowledges and confirms that the Sellers are relying on such representations and warranties in entering into this Agreement and selling the Purchased Shares:

5.1	Incorporation and Corporate Power

The Purchaser is a corporation formed, organized and existing under the laws of the Province of Ontario and has the corporate power and capacity to own and operate its property and assets, carry on its business and enter into and perform its obligations under this Agreement and each of the other Transaction Documents to which it is a party.

5.2	Corporate Authorization

The execution, delivery and performance by the Purchaser of this Agreement and each of the other Transaction Documents to which it is a party and the consummation of the Transactions (a) have been duly authorized by all necessary corporate action on the part of the Purchaser, and (b) do not (or would not with the giving of notice, the passage of time or the happening of any other event or circumstance) result in a breach or a violation of, or conflict with, or allow any other Person to exercise any rights under, any of its constating documents, shareholders’ agreements, by-laws or resolutions of its board of directors or shareholders.

5.3	No Conflict with Authorizations, Laws, etc.

Except as specified in Section 5.4, the execution, delivery and performance by the Purchaser of this Agreement and each of the other Transaction Documents to which it is a party do not (or would not with the giving of notice, the passage of time or the happening of any other event or circumstance):

(a)

result in a breach or a violation of, conflict with, or cause the termination or revocation of, any Authorization held by the Purchaser or necessary to the ownership and transfer of the Purchased Shares;

(b)	result in or require the creation of any Lien upon any of the Purchased Shares or any other property of the Purchaser;

(c)	result in a breach or a violation of, or conflict with, any judgement, judicial order or decree of any Governmental Authority; or

(d)	result in a breach or a violation of, or conflict with, any Law applicable to the Purchaser;

except, in the case of the foregoing, for any such breach, violation, conflict, termination, revocation or Lien creation that would not, individually or in the aggregate, reasonably be expected to (A) prevent or significantly impede or materially delay the consummation of the Transactions or (B) have a Material Adverse Effect in respect of the Purchaser.

5.4	Required Authorizations

There is no requirement for the Purchaser to make any filing with, give any notice to, or obtain any Authorization of, any Governmental Authority as a result of, or in connection with, or as a condition to the lawful completion of, the Transactions other than (i) compliance with any Applicable Securities Laws, (ii) approval by the TSX and NYSE of the listing of the Consideration Shares issuable pursuant to this Agreement, (iii) the Competition Act Approval. The Purchaser has, or will obtain prior to the Closing Date, any necessary security clearances required in connection with completion of the Transactions as mandated by the Cannabis Act, Cannabis Regulations or any other applicable Laws.

5.5	No Conflict with Contracts

The execution, delivery and performance by the Purchaser of this Agreement and each of the other Transaction Documents to which it is a party do not (or would not with the giving of notice, the passage of time or the happening of any other event or circumstance):

(a)	result in a breach or a violation of, or conflict with, any Contract binding on or affecting the Purchaser or the Purchased Shares; or

(b)	result in or give any Person the right to seek, or to cause:

(i)	the termination, cancellation, amendment or renegotiation of any Contract binding on or affecting the Purchaser;

(ii)	the acceleration of any payment amount or other similar obligation of the Purchaser; or

(iii)	the forfeiture or other loss, in whole or in part, of any benefit which would otherwise accrue to the Purchaser;

except, in the case of the foregoing, for any such contravention, conflict, breach, violation, termination, amendment, cancellation, renegotiation, acceleration, penalty or similar payment obligation or forfeiture or loss of benefit that would not, individually or in the aggregate, reasonably be expected to (A) prevent or significantly impede or materially delay the consummation of the Transactions or (B) have a Material Adverse Effect in respect of Purchaser.

5.6	Execution and Binding Obligation

This Agreement and each of the other Transaction Documents to which the Purchaser is a party have been (or will be) duly executed and delivered by the Purchaser and constitute (or will constitute upon such execution and delivery) legal, valid and binding obligations of the Purchaser, enforceable against it in accordance with their respective terms, except to the extent that enforceability may be limited by the Bankruptcy and Equity Exceptions.

5.7	Corporate Records

Except for the certificate and articles of amendment dated December 17, 2020, which are available on the Purchaser’s SEDAR profile, the Purchaser has made available to the Sellers complete and correct copies of the certificate of incorporation, articles, bylaws and other constating documents of the Purchaser. Copies of such constating documents are accurate and complete and have not been amended or superseded and no steps or proceedings have been taken or are pending or contemplated to amend, supplement or cancel such constating documents.

5.8	Capitalization

(a)	The authorized capital of the Purchaser consists of: (i) an unlimited number of common shares; and (ii) an unlimited number of special shares.

(b)	Section 5.8 of the Purchaser’s Disclosure Letter sets forth the number of common shares of the Purchaser issued and outstanding as of the close of business on the date of this Agreement.

(c)

There are no shareholder agreements, voting trusts or other agreements or understandings to which the Purchaser is a party with respect to the voting of the capital stock or other equity interests of the Purchaser.

(d)

As of the date hereof, except as set out in Section 5.8 of the Purchaser’s Disclosure Letter, there are no shares, options, warrants, stock appreciation rights, restricted stock units, conversion privileges or other rights, agreements, arrangements or commitments (pre-emptive, contingent or otherwise) of any character whatsoever to which the Purchaser or any of its Subsidiaries is a party or by which any of the Purchaser or its Subsidiaries may be bound, obligating or which may obligate the Purchaser or any of its Subsidiaries to issue, grant, deliver, extend, or enter into any such share, option, warrant, stock appreciation right, restricted stock unit, conversion privilege or other right, agreement, arrangement or commitment.

(e)	All outstanding Purchaser Shares have been duly authorized and validly issued and are fully paid and non-assessable.

(f)

The Consideration Shares, when delivered by the Purchaser under this Agreement, shall have been duly and validly authorized and issued as fully-paid and non-assessable shares in accordance with applicable Law, free and clear of all Liens, and shall be conditionally approved for listing and trading on the TSX and NYSE subject to satisfaction of customary conditions and shall be freely transferable, subject to the terms of this Agreement.

5.9	Subsidiaries

Except pursuant to restrictions on transfer contained in constating documents, rights of first refusal and similar rights restricting transfer or otherwise disposing of such capital stock or other ownership interest or rights to vote contained in shareholders, partnership or joint venture agreements involving the Purchaser’s Subsidiaries which are not wholly-owned and as would not be reasonably expected to have, individually or in the aggregate, a Material Adverse Effect in respect of the Purchaser, Purchaser is the beneficial direct or indirect owner of the interests in each of the Purchaser’s Subsidiaries identified as owned directly or indirectly by the Purchaser in the Purchaser Public Documents, free and clear of any Liens other than Permitted Liens. All shares or other equity interests in each of Purchaser’s Subsidiaries are validly issued, fully paid and non-assessable (and no such shares or other equity interest have been issued in violation of any pre-emptive or similar rights), except as would not be reasonably expected to have, individually or in the aggregate, a Material Adverse Effect in respect of the Purchaser.

5.10	Qualification and Business Authorizations

The Purchaser is duly registered, qualified or licensed to do business and is in good standing in each jurisdiction where the character of the properties owned, leased or operated by it or the nature of its business makes such registration, qualification or licensing necessary, and has all governmental licenses, authorizations, permits, consents and approvals required to own, lease and operate its properties and assets and to carry on its business as now conducted, except where the failure to be so registered, qualified, licensed, authorized, permitted, or approved or in good standing is not and would not have a Material Adverse Effect in respect of Purchaser.

5.11	Tax Matters

The Purchaser is a “taxable Canadian corporation” within the meaning of the Tax Act.

5.12	Securities Law Compliance

(a)

The Purchaser has filed all documents, reports, forms, schedules, statements or other information required to be filed by it under Applicable Securities Laws (collectively, the “Purchaser Public Documents”). All of the Purchaser Public Documents, as of their respective dates, did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading as at the time at which they were filed with applicable securities regulatory authorities. All of the Purchaser Public Documents, as of their respective dates (and as of the dates of any amendments thereto), complied as to both form and content in all material respects with the requirements of Applicable Securities Laws or were amended on a timely basis to correct deficiencies identified by securities commissions or similar securities regulatory authorities. The Purchaser has not filed any confidential material change report with any securities regulatory authority that at the date hereof remains confidential.

(b)

The Purchaser is a “reporting issuer” under the Applicable Securities Laws of each Province and Territory of Canada and is not in default of any Applicable Securities Laws. No delisting, suspension of trading in or cease trading order with respect to the Purchaser Shares is pending or, to the knowledge of the Purchaser, threatened.

5.13	Auditors

To the knowledge of the Purchaser, the Purchaser’s auditors who audited the Purchaser’s financial statements and provided their audit report were, at the relevant time, independent public accountants as required under Applicable Securities Laws and there has never been a reportable event (within the meaning of NI 51-102) between the Purchaser and such auditors or, to the knowledge of the Purchaser, any former auditors of the Purchaser or its Subsidiaries.

5.14	Disclosure Controls and Internal Control over Financial Reporting

The Purchaser and its Subsidiaries maintain a system of internal accounting controls sufficient to provide reasonable assurance that (a) transactions are executed in accordance with management’s general or specific authorization and (b) transactions are recorded as necessary to permit preparation of financial statements in conformity with IFRS and to maintain accountability for assets.

5.15	Financial Statements

The audited financial statements of the Purchaser (including any related notes thereto) for the fiscal years ended July 31, 2020 and July 31, 2019 and the unaudited condensed interim consolidated financial statements for the sixth months ended January 31, 2021 and 2020 (collectively, the “Purchaser Financial Statements”), have been prepared in accordance with all applicable Laws and present fairly, in all material respects, in conformity with IFRS applied on a consistent basis (except as may be indicated expressly in the notes thereto), the consolidated financial position and results of operations of the Purchaser and its Subsidiaries as at such dates, respectively, for the periods covered thereby. Except as set forth in such financial statements, neither the Purchaser nor any of its Subsidiaries have any documents creating any material off-balance sheet arrangements.

5.16	Liabilities and Indebtedness

(a)

Except as disclosed in the Purchaser Financial Statements (including any notes related thereto), or in the Purchaser Public Documents filed subsequently to January 31, 2021, the Purchaser and its Subsidiaries do not have any material liabilities or obligations of any nature (whether accrued, absolute, determined, contingent or otherwise), other than any such liabilities or obligations incurred in the ordinary course of business since January 31, 2021 or pursuant to the terms of this Agreement.

(b)

Except as otherwise disclosed in the Purchaser Financial Statements or in the Purchaser Public Documents filed subsequently to January 31, 2021, the Purchaser and its Subsidiaries do not have any obligations to issue any debt securities, or guarantee, endorse or otherwise become responsible for material obligations of any other person, other than such obligations incurred in the ordinary course of business since January 31, 2021.

5.17	Stock Exchange Compliance

The Purchaser is in compliance in all material respects with the applicable rules and regulations of the TSX and NYSE.

5.18	Sanctions, Money Laundering Laws and Anti-Corruption Laws

(a)	For purposes of this Section 5.18, a reference to the Purchaser includes its directors, officers, employees and other Persons acting on their behalf, directly or indirectly.

(b)

The Purchaser is in material compliance with all AML Laws applicable to it. The Purchaser is not the subject of any examination, investigation, inquiry or enforcement proceedings by or before any Governmental Authority regarding any offense or alleged offences under any AML Laws and, to the Purchaser’s knowledge, no such examination, investigation, inquiry or proceeding is pending or has been threatened.

(c)

The Purchaser has not carried on business in a manner which violates or has ever violated any Sanctions nor is it the subject of any investigation or inquiry relating to Sanctions or Sanctioned Persons by a Governmental Authority and, to the Purchaser’s knowledge, no such investigation or inquiry is pending or has been threatened. The Purchaser is not a Sanctioned Person nor engages in any dealings or transactions, or is otherwise associated, with a Sanctioned Person.

(d)	The Purchaser has not, directly or indirectly:

(i)

made or authorized a contribution, payment, reward, benefit or gift of funds or property to any official, employee or agent of any Governmental Authority or public international organization, or to any Person for the benefit of any Governmental Authority or public international organization;

(ii)

for the purpose of bribing any Governmental Authority, kept accounts which do not appear in its financial Books and Records, entered into transactions that are not recorded or that are inadequately identified, recorded non-existent expenditures, entered liabilities with incorrect identification of their object, knowingly used false documents, or intentionally destroyed accounting Books and Records earlier than permitted by law; or

(iii)

made any contribution to any candidate for public office; where either the payment or the purpose of such contribution, payment, loan, reward or gift was, is, or would be prohibited under Anti-Corruption Laws.

(e)	The Purchaser has not breached or violated any reporting, recordkeeping, or ongoing monitoring obligations under applicable AML Laws or Anti-Corruption Laws.

(f)

The Purchaser has not breached or violated any Law regulating lobbying, accounting, bids or conflicts of interest. To the knowledge of the Purchaser, no change, fact, event, circumstance, condition or omission has occurred in respect of the Purchaser’s business that would result in the Purchaser being suspended or debarred from doing business with a Governmental Authority or otherwise prevent the Purchaser from bidding on or applying for Contracts with a Governmental Authority after Closing.

5.19	United States Securities Laws

(a)	The Purchaser is a “foreign private issuer” within the meaning of Rule 405 under the U.S. Securities Act.

(b)	The Purchaser Shares are registered under Section 12 of the U.S. Exchange Act and Purchaser has reporting obligations under Section 15(d) of the U.S. Exchange Act.

(c)	The Purchaser is not registered or required to be registered as an “investment company” pursuant to the United States Investment Company Act of 1940, as amended.

5.20	Litigation

Except as disclosed in the Purchaser Public Documents, there is no claim, action, proceeding, grievance, demand or other suit or investigation that has been commenced or is pending or, to the knowledge of the Purchaser, threatened against the Purchaser or its Subsidiaries that:

(a)	if adversely determined, would reasonably be expected to be, individually or in the aggregate, material to the business of the Purchaser and its Subsidiaries as presently conducted; or

(b)	would reasonably be expected to prevent, prohibit, restrict, or seek to enjoin, or materially delay the consummation of the Transactions.

5.21	Compliance with Laws

The Purchaser has complied and is in compliance in all material respects with, and has not violated and is not in violation of, any applicable Laws. The Purchaser has not conducted any internal investigation with respect to any actual, potential or alleged material violation of any Law or any policy of the Purchaser by any director, officer or employee of Purchaser. To the knowledge of the Purchaser, neither the Purchaser nor any of its Representatives has been or is the subject of any investigation, has been or is being threatened to be charged with, or been given, or is in possession of, written notice of any violation of any applicable Laws by any Governmental Authority.

5.22	Sufficiency of Funds

The Purchaser has sufficient cash or other sources of immediately available funds to enable it to consummate the Transactions and to fulfill its obligations hereunder, including payment to the Sellers of the cash component of the Purchase Price at the Closing. The Purchaser has not incurred any obligation, commitment, restriction or liability of any kind, and is not contemplating or aware of any obligation, commitment, restriction or liability of any kind, in either case which would impair or adversely affect such resources.

5.23	No Brokers’ Fees, etc.

Except as set out in Section 5.23 of the Purchaser’s Disclosure Letter, the Purchaser has not incurred any obligation or liability, contingent or otherwise, for brokerage or finders’ fees or agents’ commissions or other similar payment in connection with this Agreement or any of the other Transaction Documents.

5.24	Investment Canada Act

The Purchaser is not a “non-Canadian” within the meaning of the Investment Canada Act.

Article 6

Covenants of the Parties

6.1	Access

During the Closing Period, the Sellers shall cause the Acquired Entities to (a) permit the Purchaser and its Representatives, without undue interference to the ordinary conduct of the Business, to have reasonable access upon reasonable prior notice to (i) the Leased Properties, (ii) the assets of the Acquired Entities and any information relating to the Acquired Entities, including all Books and Records, (iii) all Contracts and (iv) the senior personnel of the Acquired Entities; and (b) furnish to the Purchaser and its Representatives such financial and operating data and other information with respect to the assets, business and activities of the Acquired Entities as the Purchaser may from time to time reasonably request. Notwithstanding the foregoing, neither the Sellers nor any Acquired Entity shall be obligated to provide, or cause to be provided, such access or information to the extent that doing so would (A) violate applicable Law, (B) violate an obligation of confidentiality owing to a third party, or (C) reasonably jeopardize the protection of a solicitor-client privilege. Other than any tests or inspections conducted in accordance with Section 6.26, the Purchaser shall not conduct invasive or intrusive tests or inspections at any of the Owned Properties, Leased Properties or other Assets without: (i) the prior written consent of the Sellers, such consent not to be unreasonably withheld or delayed, (ii) first providing the Sellers with a certificate of insurance evidencing liability insurance in place with respect to such activities and naming the applicable Acquired Subsidiary as an additional insured, such insurance to be in an amount and with an insurer and otherwise on terms satisfactory to the Sellers, acting reasonably; and (iii) the Purchaser having given the Sellers at least two (2) complete Business Days’ prior written notice. If the Sellers determine, acting reasonably, that any activities proposed to be carried out by the Purchaser and its consultants would be unduly invasive or intrusive, it may withhold its consent to such activities. Prior to commencing the tests or inspections referenced in Section 6.26, the Purchaser shall comply with subjections (ii) and (iii) above, provided that the Purchaser’s obligation in (ii) shall be deemed to be satisfied by Purchaser delivering to the Sellers’ Representative a certificate of insurance from the consultant or contractor it selects for this work in accordance with Section 6.26.

6.2	Confidentiality

(a)

From the date hereof, each Seller shall, and shall cause its Affiliates to, hold, and shall use its reasonable best efforts to cause its or their respective Representatives to hold, in confidence any and all information, whether written or oral, concerning: (a) the Purchaser; and (b) following Closing, the Acquired Entities and the Business, except to the extent that such Seller can show that such information: (x) is generally available to, and known by, the public through no fault of the Seller, any of its Affiliates or any of their respective Representatives; or (y) is lawfully acquired by the Seller, any of its Affiliates or any of their respective Representatives from sources that are not prohibited from disclosing such information by a legal, contractual or fiduciary obligation. If the Seller, any of its Affiliates or any of their respective Representatives are compelled to disclose any information by judicial or administrative process or by other requirements of Applicable Law, such Seller shall promptly notify the Purchaser in writing and shall disclose only that portion of such information that the Seller is advised by its counsel in writing is legally required to be disclosed; provided that the Seller shall use its reasonable best efforts to obtain an appropriate protective order or other reasonable assurance that confidential treatment will be accorded such information. Each Seller agrees that irreparable damage may occur in the event of non-compliance with this Section 6.2(a) and that Purchaser and its Affiliates shall be entitled to seek specific performance of the terms hereof, in addition to any other remedy at law or equity.

(b)

From the date hereof, the Purchaser shall, and shall cause its Affiliates to, hold, and shall use its reasonable best efforts to cause its or their respective Representatives to hold, in confidence any and all information, whether written or oral, concerning: (a) the Sellers; and (b) prior to Closing, the Acquired Entities and the Business, except to the extent that such Purchaser can show that such information: (x) is generally available to, and known by, the public through no fault of the Purchaser, any of its Affiliates or any of their respective Representatives; or (y) is lawfully acquired by the Purchaser, any of its Affiliates or any of their respective Representatives from sources that are not prohibited from disclosing such information by a legal, contractual or fiduciary obligation. If the Purchaser, any of its Affiliates or any of their respective Representatives are compelled to disclose any information by judicial or administrative process or by other requirements of Applicable Law, the Purchaser shall promptly notify the Sellers in writing and shall disclose only that portion of such information that the Purchaser is advised by its counsel in writing is legally required to be disclosed; provided that the Purchaser shall use its reasonable best efforts to obtain an appropriate protective order or other reasonable assurance that confidential treatment will be accorded such information. The Purchaser agrees that irreparable damage may occur in the event of non-compliance with this Section 6.2(b) and that Sellers and their respective Affiliates shall be entitled to seek specific performance of the terms hereof, in addition to any other remedy at law or equity.

6.3	Conduct of Business of the Acquired Entities Prior to Closing

(a)

Except as contemplated by this Agreement (including the Pre-Closing Reorganization) or as specifically described in Section 6.3 of the Sellers’ Disclosure Letter, during the Closing Period, the Sellers shall cause the Acquired Entities to conduct the Business in the Ordinary Course.

(b)

Without limiting the generality of Section 6.3(a), but subject to the exceptions provided for therein, the Sellers shall use Commercially Reasonable Efforts and shall cause the Acquired Entities to use Commercially Reasonable Efforts to:

(i)

preserve intact the current organization of the Acquired Entities, keep available the services of the Employees (other than those who resign, are temporarily laid off, are terminated for just cause or whose employment ceases due to death or incapacity) and maintain good relations with, and the goodwill of, suppliers, customers, landlords, creditors and all other Persons having business relationships with the Acquired Entities;

(ii)

other than in the Ordinary Course, retain possession and control of their Assets and the other property and assets used by them in the Business, maintain insurance coverage commensurate with existing coverage and preserve the confidentiality of any confidential or proprietary information of the Business or the Acquired Entities;

(iii)

promptly notify the Purchaser of the occurrence of any event that would reasonably be expected to result in the failure of one or more of the conditions to Closing set out in Article 8 to be met by the Outside Date; and

(iv)

notify the Purchaser promptly, first orally and then in writing, of any oral or written communications, material and adverse to any Acquired Entity, with any Governmental Authority (including any Cannabis regulatory agency), and promptly provide the Purchaser copies of all such written correspondence and any responses by such Acquired Entity thereto.

(c)	Upon written request by the Sellers, the Purchaser may consent, in its sole discretion, to an action any Acquired Entity proposes to take that is not being taken in the Ordinary Course.

6.4	Actions to Satisfy Closing Conditions

(a)

Except as otherwise provided in this Agreement, the Sellers shall take all such actions as are within their control and shall use Commercially Reasonable Efforts to cause other actions to be taken which are not within their control, so as to ensure compliance with all of the conditions set forth in Section 8.1 and Section 8.2, including ensuring that during the Closing Period and at Closing, there is no breach of any of the representations and warranties contained in Article 3 and Article 4.

(b)

Except as otherwise provided in this Agreement, the Purchaser shall take all such actions as are within its control and shall use Commercially Reasonable Efforts to cause other actions to be taken which are not within its control, so as to ensure compliance with all of the conditions set forth in Section 8.1 and Section 8.3 including ensuring that during the Closing Period and at Closing, there is no breach of any of its representations and warranties contained in Article 5.

6.5	Transfer of the Purchased Shares

The Sellers shall take all necessary steps and corporate proceedings to permit good title to the Purchased Shares to be duly and validly transferred and assigned to the Purchaser at the Closing, free and clear of all Liens.

6.6	Consents

The Sellers shall use Commercially Reasonable Efforts to obtain, prior to Closing, all Consents necessary or advisable in connection with the transfer of the Purchased Shares and the completion of the other Transactions. Such Consents shall be on such terms as are acceptable to the Purchaser, acting reasonably.

6.7	Competition Act Approval

(a)

As soon as practicable and in any event within fifteen Business Days after execution of this Agreement, unless otherwise agreed by the Parties, (i) the Purchaser shall, and the Sellers shall cause the Corporation to, file a notification pursuant to section 114(1) of the Competition Act and (ii) the Purchaser shall file a request for an advance ruling certificate under section 102 of the Competition Act or in the alternative a No Action Letter, in respect of the Transactions.

(b)

Subject to compliance at all times with applicable Law and the other provisions of the Agreement, the Purchaser shall and the Sellers shall and shall cause the Corporation to, coordinate and cooperate with each other in exchanging information and supplying such assistance as is reasonably requested in connection with the foregoing including providing each Party with all notices and information supplied to or filed with or received from any Governmental Authority (except for notices and information which the Corporation or the Purchaser, in each case acting reasonably, considers highly confidential and sensitive and which may be filed on a confidential basis).

(c)

Each of the Purchaser and Sellers may, acting reasonably, designate any competitively sensitive materials provided to the other Party under this Section 6.7 as “Outside Counsel Only Material”. Such materials and the information therein will be given only to the outside legal counsel of the recipient and, subject to any additional agreements between the Parties, will not be disclosed by such outside legal counsel to employees, officers or directors of the recipient unless express written permission is obtained in advance from the source of the materials or its legal counsel.

(d)	Without limiting the generality of the foregoing, each of the Sellers and the Purchaser shall, and the Sellers shall cause the Corporation to:

(i)

comply, at the earliest practicable date and after consultation with the other Party, with any request for additional information or documentary material received by it from the Commissioner of Competition or any other antitrust Governmental Authority, as applicable;

(ii)

cooperate with one another in connection with any filings or other submission aimed at resolving any investigation or other inquiry concerning the Transactions initiated by the Commissioner of Competition, or any other antitrust Governmental Authority, including keeping the other Party informed of the status of the Competition Act Approval and promptly notifying the other Party of receipt of any material communication from a Governmental Authority and provide the other Party with copies thereof; and providing each other with copies of any notifications, filings, correspondence, applications and other submissions in draft form so that the other Party can review and comment upon any proposed submissions or written communications to any Governmental Authority and can confirm that information contained within is consistent and accurate, which comments the other Party must consider in good faith; and

(iii)

use Commercially Reasonable Efforts to cause any applicable waiting periods under the Competition Act or any other applicable antitrust Law to terminate or expire at the earliest possible date and to obtain the Competition Act Approval, and any other necessary approvals of the Transactions. For purposes of Section 6.7(d)(iii), Commercially Reasonable Efforts shall not require the Purchaser or any Affiliate to propose, negotiate, agree to and effect, by undertaking, commitment, consent agreement, trust, hold separate agreement or otherwise: (a) the sale, divestiture, licensing, holding separate or disposition of any part of the businesses or assets of the Purchaser, its Affiliates, the Acquired Entities or their Affiliates;

(b) the termination of any existing contractual rights, relationships and obligations, or entry into or amendment of any licensing arrangements or other contractual relationships; (c) any action or behavioral remedy with respect to, or restrictions on, the business or assets of the Purchaser’s or its Affiliates or the Acquired Entities or their Affiliates, or (d) any action to contest any lawsuits or other legal proceedings, whether judicial or administrative, brought by or against Governmental Authorities, challenging or supporting this Agreement or the consummation of the Transactions.

(e)	Notwithstanding any other provision of this Agreement, the Purchaser shall pay any filing fees under the Competition Act or any other applicable antitrust laws.

6.8	Notice of Untrue Representation or Warranty

During the Closing Period, the Sellers shall promptly notify the Purchaser of any facts, conditions, matters or occurrences that would or would reasonably be likely to cause a breach or inaccuracy of any representations and warranties contained in Article 3 or Article 4 or the non-fulfillment of any covenant of the Sellers under this Agreement.

6.9	Cooperation Regarding Business Acquisition Report and Obligation to Deliver Certain Financial Statements

(a)

The Sellers shall cause the Acquired Entities to provide, and shall use Commercially Reasonable Efforts to cause each of their employees and accountants and auditors to provide, such cooperation and assistance to the Purchaser to prepare and complete a Business Acquisition Report required under NI 51-102 as may reasonably be requested, from time to time, by the Purchaser (or such other instrument, rule or regulation under Applicable Securities Laws which incorporates the Business Acquisition Report requirements of NI 51-102). For certainty, such cooperation shall include, but is not limited to, affording the Purchaser and its officers, directors, employees, agents and advisors with such access to the Books and Records and other financial, legal, or tax materials as may be reasonably requested by the Purchaser for use by it in connection with the preparation of such Business Acquisition Report. For certainty, the provisions of this Section 6.9 shall continue until such time as the disclosure of the Purchaser contemplated by this Section 6.9 has been filed on SEDAR or is otherwise determined by the Purchaser, acting reasonably, to not be required under Applicable Securities Laws.

(b)

Without limiting the generality of the foregoing, the Sellers shall, and shall cause the Corporation to provide reasonable assistance (and cause the Acquired Entities to provide reasonable assistance) to the Purchaser with the preparation of disclosure to be included in a business acquisition report required to be filed by the Purchaser pursuant to Part 8 of NI 51-102, as may be modified by exemptive relief granted pursuant to Applicable Securities Laws, and with the preparation and filing by the Purchaser or one of its Affiliates of a short-form prospectus and/or prospectus supplement (the “Prospectus”) to comply with the requirements of Part 8 of NI 51-102 pursuant to National Instrument 44-101 Short Form Prospectus Distributions and/or National Instrument 44-102 Shelf Distributions or an offering memorandum with similar level of disclosure, as applicable, as may be modified by exemptive relief granted pursuant to Applicable Securities Laws, with respect to one or more financing transactions undertaken by the Purchaser pursuant to, and required to comply with, Applicable Securities Laws, including using Commercially Reasonable Efforts to:

(i)

provide the Purchaser no later than June 15, 2021 with a consolidated statement of comprehensive income, a consolidated statement of changes in equity, a consolidated statement of cash flows and a consolidated statement of financial position for the Corporation in each case audited by the Corporation’s auditor and prepared in accordance with GAAP for the year ended December 31, 2020 together with notes thereto (the “Audited Financial Statements”), and the comparative financial statements for the Corporation for the year ended December 2019 as required by the Purchaser to comply with Part 8 of NI 51-102;

(ii)

provide the Purchaser no later than June 15, 2021 with a consolidated balance sheet as at March 31, 2021 and a consolidated balance sheet as at December 31, 2020, a consolidated income statement, a consolidated statement of retained earnings and consolidated cash flow statement, all for the year-to-date three (3) month period ended March 31, 2021, and comparative financial information for the corresponding three (3) month interim period ended March 31, 2020 and notes to such financial statements (the “Interim Financial Statements”);

(iii)	provide the Purchaser no later than June 15, 2021 with a constructed pro forma income statement for the twelve (12) month period ended September 30, 2020 in accordance with Part 8 of NI 51-102;

(iv)	within 45 days of the completion of any interim quarterly period following March 31, 2021, provide to the Purchaser consolidated financial statements for the Corporation in respect of such period;

(v)

request the Corporation’s auditor(s) to provide to the Purchaser as requested by the Purchaser during the Closing Period with an audit opinion with respect to the Audited Financial Statements and customary comfort letters and consents to the underwriters with respect to financial information relating to the Acquired Entities included or incorporated by reference in a business acquisition report, a Prospectus, and/or offering memorandum as applicable (including, for greater certainty, comfort with respect to (a) the Corporation’s comparative financial results for the year ended December 31, 2019, (b) the Interim Financial Statements (including the Corporation’s comparative three (3) month period ended March 31, 2020) and (c) the financial information pertaining to the Corporation included in the pro forma statements including any constructed results and pro forma adjustments to align to the Purchaser’s IFRS accounting policies); and

(vi)

provide the Corporation’s auditor(s) with customary and required management representation letters and other customary information and documents as may be reasonably requested by such auditor(s) in order to provide a customary auditor’s report and customary comfort letters to the underwriters.

(c)

For certainty, the provisions of this Section 6.9 shall continue until such time as the disclosure of the Purchaser contemplated by this Section 6.9 has been filed on SEDAR or is otherwise determined by the Purchaser, acting reasonably, to not be required under Applicable Securities Laws.

6.10	Use of Name and Internet Address

From and after the Closing Date, neither the Sellers nor any of their respective Affiliates shall use the word “Redecan” or any similar words in connection with their respective businesses or otherwise.

6.11	Books and Records

The Sellers shall deliver or cause to be delivered to the Purchaser at Closing all the Books and Records. The Purchaser shall retain all accounting and Tax Books and Records relating to the Acquired Entities for a period of six years from the Closing Date or for such longer period as may be required by applicable Laws, but the Purchaser is not responsible or liable to the Sellers for any accidental loss or destruction of, or damage to, any such Books and Records. So long as any such Books and Records are retained by the Purchaser pursuant to this Agreement, the Sellers may inspect and make copies (at their own expense) of them for purposes of preparing their own Tax returns at any time during normal business hours and upon reasonable notice and without undue interference to the business operations of the Acquired Entities. The Purchaser may have its Representatives present during any such inspection.

6.12	Preparation of Tax Returns

(a)

The Purchaser shall cause the Acquired Entities to prepare and file all Tax Returns of the Acquired Entities which are due after the Closing Date in respect of all Pre-Closing Tax Periods, which Tax Returns shall be prepared and filed on a timely basis and in a manner consistent with prior practice with respect to the treatment of specific items on such Tax Returns (to the extent such treatment is reasonable in the circumstances and not prohibited by applicable Laws) and consistent with the Closing Calculation. Not less than 30 days prior to the due date of any such Tax Return, the Purchaser shall provide the Sellers with a substantially final draft of the Tax Return (the “Draft Return”). The Sellers and their accountants shall have the right to review the Draft Return and any working papers relating to its preparation. Within ten days after the date that the Sellers receive the Draft Return, the Sellers shall advise the Purchaser in writing that they either:

(i)	agree that the Draft Return was prepared in accordance with the principles set out above; or

(ii)	do not agree that it was so prepared, in which case the Sellers shall set out, in reasonable detail, the basis for such disagreement.

(b)

If the Sellers notify the Purchaser of a disagreement pursuant to Section 6.12(a)(ii) the Sellers and the Purchaser shall attempt to resolve such disagreement; provided, however, that if the Sellers and the Purchaser fail to reach agreement, then the disagreement shall be resolved by a nationally recognized firm of independent public accountants to be designated by mutual agreement of the Sellers and the Purchaser, failing which the firm will be Deloitte LLP. The fees and expenses of the accountants in making any such determination will be borne 50% by the Sellers and 50% by the Purchaser.

(c)

The decision as to whether or not to make an election under subsection 256(9) of the Tax Act in respect of the taxation year of the Corporation ending as a result of the completion of the Transactions is within the control of the Purchaser.

(d)

The Sellers shall cause the Acquired Entities to prepare and file all Tax Returns of such Acquired Entities due on or prior to the Closing Date, which Tax Returns must be prepared and filed on a timely basis consistent with existing procedures for preparing such Tax Returns and in a manner consistent with prior practice with respect to the treatment of specific items on the Tax Returns (to the extent such treatment is reasonable in the circumstances and not prohibited by applicable Laws).

(e)

Subject to the terms of the Sellers’ indemnification obligations set out in Article 10 of this Agreement with respect to such matters, the Sellers shall pay or cause to be paid on or before their respective due dates all Taxes due with respect to any Pre-Closing Tax Period. In the case of Taxes which relate to the portion of a Straddle Period that falls prior to Closing, the portion of any such Taxes that are treated as attributable to the Pre-Closing Tax Period for purposes of this Agreement shall be:

(i)	in the case of Taxes based upon, or related to, income or receipts, deemed equal to the amount which would be payable if the Tax period ended immediately prior to the Closing Time; and

(ii)

in the case of other Taxes, deemed to be the amount of such Taxes for the entire period multiplied by a fraction the numerator of which is the number of days in the period ending on and including the Closing Date and the denominator of which is the number of days in the entire period.

(f)

To the extent that an Acquired Entity is entitled to a rebate, refund or credit of Taxes with respect to any Pre-Closing Tax Period and such rebate, refund or credit (i) is not accounted for in the Closing Calculation, (ii) is not consequential to the increase in another period in an item of revenue, income or gain or the decrease in another period of a deduction, refund, allowance, credit, loss, loss carry-back, overpayment or deemed overpayment of Tax, and (iii) is actually received on or before the second anniversary of the Closing, the Purchaser shall deliver such amount (net of any Taxes and expenses incurred with respect thereto) to the Sellers or as otherwise directed by the Sellers’ Representative, within 30 days of receipt of such refund, rebate or credit; it being understood that, subject to the Sellers’ indemnity set out in Article 10 of this Agreement, should the amount of such rebate, refund or credit of Taxes be subsequently reduced, assessed or reassessed by a Governmental Authority, the Sellers shall pay to the Purchaser an amount equal to such reduction, assessment or reassessment (including any applicable interest and penalties).

(g)	Any payment made by or on behalf of a Party pursuant to Section 6.12(e) or Section 6.12(f) shall be treated as an adjustment to the Purchase Price for all purposes of this Agreement.

6.13	Covenants of the Sellers Regarding Tax Matters

During the Closing Period, the Sellers shall cause the Acquired Entities:

(a)	to pay within the time prescribed by applicable Tax legislation the proper amount of instalments of Taxes;

(b)	to make adequate provision in the financial statements of the Acquired Entities for Taxes which relate to a Pre-Closing Tax Period;

(c)

to withhold from each payment made by them the amount of all Taxes and other deductions required to be withheld therefrom and to pay the same to the proper Tax Authority within the time prescribed under any applicable Laws;

(d)

not amend or re-file any Tax Return, make, amend or rescind any Tax election, or settle or compromise any claim, action, suit, litigation, proceeding, arbitration, investigation, audit or controversy relating to Taxes, in each case except with the prior written consent of the Purchaser, such consent not to be unreasonably withheld, conditioned or delayed;

(e)

not change any of their methods of accounting for income Tax purposes from those employed in the preparation of their income Tax Returns for the taxation year ended December 31, 2020, except as may be required by applicable Laws; and

(f)

not to request from any Tax Authority an advance tax ruling or determination or enter into any arrangements to provide for an extension of time with respect to the assessment or reassessment of Tax or the filing of any Tax Returns, payment of Tax by, or the levying of any governmental charge against, any Acquired Entity, without the consent of the Purchaser, which consent shall not unreasonably be withheld.

6.14	Cooperation Regarding Tax Matters

(a)

The Sellers, the Purchaser and the Acquired Entities shall cooperate fully with each other (and following the Closing Date, the Purchaser shall cause the Acquired Entities to cooperate fully with the Sellers) and shall make available to each other in a timely fashion such data and other information as may reasonably be required for the preparation and filing of all Tax Returns and in order to contest any audit, assessment or reassessment of Taxes or to pursue any objection or appeal, and shall preserve such data and other information until the expiry of any applicable limitation period under applicable Laws with respect to the periods covered by such Tax Returns.

(b)

If it is determined that the Corporation or any of its predecessors has made an “excessive eligible dividend designation” (as defined in subsection 89(1) of the Tax Act (and any equivalent provision of applicable provincial Law)), at the request of the Purchaser, the Sellers shall concur (or cause the recipient(s) of the relevant dividend to concur) in the making of an election under subsection 185.1(2) of the Tax Act (and any equivalent provision of applicable provincial Law) in respect of the full amount thereof, and such election shall be made by the Corporation in the manner and within the time prescribed by subsections 185.1(2) and 185.1(3) of the Tax Act (and any equivalent provision of applicable provincial law).

(c)

If it is determined that the Corporation or any of its predecessors has made an election under subsection 83(2) of the Tax Act (and any equivalent provision of applicable provincial Law) in respect of any dividend paid or payable by it on shares of any class of its capital stock and the full amount of such dividend exceeded the amount of the Corporation’s “capital dividend account” (as defined in the Tax Act and (any equivalent provision of applicable provincial Law)) immediately before the dividend became payable, at the request of the Purchaser, the Sellers shall concur (or cause the recipient(s) of the relevant dividend to concur) in the making of an election under subsection 184(3) of the Tax Act (and any equivalent provision of applicable provincial law) in respect of such dividend.

(d)

The Purchaser covenants that, unless required by applicable Laws or permitted or required by Sections 6.14(b) or 6.14(c), it will not, nor will it cause or permit the Acquired Entities to, without the prior written consent of the Sellers (which consent may not be unreasonably withheld or delayed), (i) make any election or deemed election or change any election that has retroactive effect to any Pre-Closing Tax Period that may result in any increased Tax liability for any of the Sellers or any indemnity claim against any of the Sellers under this Agreement, or (ii) amend any Tax Return relating to a Pre-Closing Tax Period that may result in any increased Tax liability for any of the Sellers or any indemnity claim against any of the Sellers under this Agreement.

6.15	Sufficiency of Funds; Conduct of Business of the Purchaser Prior to Closing

(a)

During the Closing Period, the Purchaser shall maintain the financial capability that will provide the Purchaser with sufficient sources of immediately available cash funds necessary to consummate the Transactions upon the terms contemplated by this Agreement and pay all fees, costs, expenses and other amounts payable by the Purchaser hereunder or in connection with the Transactions.

(b)

The Purchaser covenants and agrees that, during the Closing Period, the Purchaser shall use Commercially Reasonable Efforts to maintain and preserve its and its Subsidiaries’ business organization, properties, employees, goodwill and business relationships with customers, suppliers, partners and other Persons with which the Purchaser or any of its Subsidiaries has material business relations, and shall not, directly or indirectly:

(i)	split, combine, reclassify or amend the terms of the Purchaser Shares;

(ii)	amend its articles, by-laws or other constating documents in any manner that would have a material and adverse impact on the value of the Purchaser Shares;

(iii)	declare, set aside or pay any dividend or other distribution (whether in cash, securities or property or any combination thereof) in respect of any Purchaser Shares;

(iv)	take any action that would result in the need for any shareholder approval of the Purchaser relating to the Transactions other than the Transaction Resolution;

(v)

issue, deliver or sell, or authorize the issuance, delivery or sale, of any Purchaser Shares or other equity or voting interests of the Purchaser, other than and except for any of the following: (A) the issuance of awards under the Purchaser’s equity compensation plans; (B) the Purchaser Shares and securities of the Purchaser to be issued (or that are reserved for issuance) contemplated in Section 5.8 of the Purchaser’s Disclosure Letter; (C) any issuance of equity or voting interests of the Purchaser pursuant to a prospectus or a prospectus supplement in connection with a public offering of securities; (D) any issuance of equity or voting interests of the Purchaser pursuant to a private placement or prospectus-exempt offering that does not require shareholder approval under the rules and policies of TSX; and/or (E) any issuance of equity or voting interests of the Purchaser in connection with an arm’s length acquisition or other strategic investment or other similar transaction by the Purchaser;

(vi)	adopt a plan of liquidation or resolutions providing for the liquidation or dissolution of the Purchaser; or

(vii)	authorize, agree, resolve or otherwise commit to do any of the foregoing.

6.16	Post-Closing Contractual Resale Restrictions and Hold Period

(a)

Subject to the remainder of this Section 6.16, and subject to the terms of customary brokerage account agreements that may apply to any of the Consideration Shares held in brokerage accounts, the Sellers shall not, without the prior written consent of the Purchaser, directly or indirectly, Transfer any of the Consideration Shares they hold, or their economic interest therein, for a period (the “Hold Period”) commencing on the Closing Date and expiring up to twenty four (24) months after that date.

(b)

On the Closing Date and subsequently on the last day of each calendar month during the Hold Period, 1/24th of the initial amount of each Seller’s Consideration Shares subject to the restriction on Transfer contained in paragraph 6.16(a) (“Restricted Consideration Shares”) shall be released from such restrictions and the monthly number of Restricted Consideration Shares that are released shall be proportionally adjusted to account for any additional release of Restricted Consideration Shares under Section 6.16(c) or otherwise.

(c)

If at any point during the Hold Period, the market price of a Purchaser Share (as determined by calculating the volume-weighted average price of Purchaser Shares on the TSX for a consecutive 5 trading day period) is equal to or greater than 200% of the Purchaser Share Price, then 50% of each Seller’s remaining Restricted Consideration Shares shall immediately be released from the restriction on Transfer contained in paragraph 6.16(a).

(d)	The restriction on Transfer contained in paragraph 6.16(a) shall not prevent or restrict any Seller from

(i)

tendering or disposing of any or all of the Purchaser Shares such Seller holds in connection with a take-over bid, merger, amalgamation, statutory arrangement, business combination or other similar transaction involving the Purchaser Shares or assets of the Purchaser that has been approved by the Board of Directors or recommended to the Purchaser’s shareholders for approval by the Board of Directors,

(ii)

dealing with any Restricted Consideration Shares pursuant to the terms of customary brokerage account agreements that apply to any Consideration Shares held in brokerage accounts, including activities that may involve a Transfer to a bank, broker-dealer or other financial institution for the purpose of giving collateral or as settlement for a debt, or otherwise;

(iii)

transferring any or all of the Purchaser Shares such Seller holds to any affiliate, family member, trust for the sole benefit of such Seller’s or Seller’s family members or registered retirement savings plan, provided the transferee agrees to be bound by the terms of the restriction on Transfer contained in paragraph 6.16(a); or

(iv)

entering into a lock-up agreement relating to any agreement referred to in clause 6.16(d)(i) above pursuant to which the Seller would agree to vote in favour of, or tender its Purchaser Shares to, any such transaction.

(e)

For greater certainty, the Parties acknowledge that the Consideration Shares will be issued pursuant to the takeover bid exemption under section 2.16 of National Instrument 45-106 – Prospectus Exemptions and, except for the restrictions applicable to any Transfer of Consideration Shares that would constitute a “control distribution” within the meaning of National Instrument 45-102—Resale of Securities and Applicable Securities Laws, will not be subject to any Canadian statutory hold period or restricted period under Applicable Securities Laws. The Sellers undertake to comply in all respects with the provisions of Section 2.8 of National Instrument 45-102—Resale of Securities, if applicable, with respect to the Transfer of Consideration Shares (whether or not Restricted Consideration Shares) pursuant to the provisions of this Section 6.16 that would so constitute a “control distribution, if any, as well as with any substantially comparable “affiliate” resale restrictions and other provisions under Applicable Securities Laws of the United States.

(f)

Each of the Sellers hereby agrees and undertakes to comply, in all respects with: (i) Applicable Securities Laws; and (ii) to the extent any Seller or, if the Seller is not an individual or a natural person, each individual or natural person who beneficially owns or exercises control over 10% or more of the Seller’s outstanding equity or voting power or who is a director or officer of the Seller, is, at the relevant time, a director or officer of the Purchaser, the Purchaser’s disclosure and trading (or “blackout”) policy and all “blackout” trading periods imposed thereunder, at the time such Seller intends to Transfer any number of Restricted Consideration Shares following their release from the aforementioned Transfer restrictions, the whole in accordance with the foregoing.

6.17	Standstill Restrictions

During the period (the “Standstill Period”) commencing on the Closing Date and expiring eighteen (18) months after the Closing Date, each Seller shall not, directly or indirectly and whether alone or by acting jointly or in concert with any other person, in any manner, (i) acquire, or offer to acquire, (whether publicly or otherwise) by any means whatsoever beneficial ownership of any securities of the Purchaser, other than (A) Purchaser Shares received as a result of any stock dividend or distribution made by, or recapitalization of, the Purchaser, (B) Purchaser Shares acquired as a result of, or pursuant to the terms of, this Agreement, and (C) rights or Purchaser Shares acquired pursuant to the exercise of rights issued pursuant to a rights offering made by the Purchaser to holders of Purchaser Shares, (ii) propose or seek to effect (whether publicly or otherwise) any merger, business combination, tender offer, exchange offer, take-over bid, statutory arrangement, material asset purchase transaction or other change of control, business combination or business disposition transaction involving the Purchaser, (iii) effect, conduct or participate in any solicitation of proxies with respect to any securities of the Purchaser (other than any solicitation of proxies conducted by management of the Purchaser) it being recognized that each Seller and its affiliates shall, however, be entitled to vote their Purchaser Shares in their sole discretion, (iv) otherwise attempt to control the Board of Directors or the management of the Purchaser, (v) make any public announcement or disclosure regarding an intention to do any of the things listed in clauses (i) to (iv) above, or (vi) advise, assist, encourage or act as a financing source for or otherwise join with or invest in any other person where such Seller knows that such financing or investment is to be used in any action restricted by any of the foregoing, in each case without the prior written consent of the Purchaser.

6.18	Exceptions to Standstill

Notwithstanding anything herein to the contrary, Section 6.17 hereof shall not prevent a Seller from directly or indirectly and whether alone or by acting jointly or in concert with any other person, in any manner (a) making any confidential proposal to the Board of Directors to acquire all of the outstanding Purchaser Shares or assets of the Purchaser, which proposal may provide that the acquisition may be made by means of a merger, business combination, tender offer, exchange offer, take-over bid, statutory arrangement, business combination or similar transaction, or (b) making an offer at a higher price per share than the transaction or offer referred to hereinafter in clauses (i) or (ii) of this Section 6.18 (which offer must first be presented to the Board of Directors and for which the Board of Directors shall be permitted five Business Days for its due consideration) for, or an acquisition of, all of the outstanding Purchaser Shares or assets of the Purchaser if (i) the Purchaser has approved or entered into (or has announced the approval or entering into of) a definitive agreement (which for greater certainty does not include a letter of intent), with a person other than any Seller or any person acting jointly or in concert with any Seller (a “Third Party”), for an acquisition by, or a disposition to, such Third Party of at least 50.1% of the outstanding Purchaser Shares or all or substantially all of the assets of the Purchaser whether by way of a merger, business combination, tender offer, exchange offer, take-over bid, statutory arrangement, business combination or similar transaction, or (ii) a Third Party has commenced a take-over bid or exchange offer for, or has publicly announced or disclosed an intention to commence a take-over bid or exchange offer for at least 50.1% of the outstanding Purchaser Shares, which take-over bid or exchange offer has been accepted or recommended by the Board of Directors or in respect of which the Board of Directors has failed to publicly make a recommendation (which for greater certainty shall include a recommendation in favour or against such offer) as to whether such take-over bid or exchange offer should be accepted by shareholders of the Purchaser within the period required by applicable securities Laws.

6.19	Purchaser Shareholders Meeting

Subject to the terms and conditions of this Agreement:

(a)

The Purchaser shall convene and conduct the Meeting in accordance with its constating documents, and applicable Laws as soon as reasonably practicable (provided that the Purchaser shall use its Commercially Reasonable Efforts to convene the Meeting on or before August 10, 2021 and in any event no later than August 19, 2021), for the purpose of considering the Transactions.

(b)

The Purchaser shall, in consultation with the Sellers, fix (i) a record date for the purposes of determining the Purchaser Shareholders entitled to receive notice of and to vote at the Meeting in accordance with its constating documents, and applicable Laws, and (ii) the date for the Meeting.

(c)

Except as required for quorum purposes, the Purchaser shall not adjourn, postpone or cancel (or propose, publicly announce or permit the adjournment, postponement or cancellation of the Meeting, without the prior written consent of the Sellers, such consent not to be unreasonably withheld.

(d)	The Purchaser shall give notice to the Sellers of the Meeting and allow Representatives of the Sellers to attend the Meeting.

(e)

The Purchaser shall (i) solicit proxies in favour of the approval of the Transaction Resolution and against any resolution submitted by any Person that is inconsistent with the Transaction Resolution and the completion of any of the transactions contemplated by this Agreement, (ii) if requested by the Sellers and determined by the Purchaser to be beneficial or advantageous, acting reasonably, retain a proxy solicitation firm to solicit proxies in favour of the approval of the Transaction Resolution and against any resolution submitted by any Person that is inconsistent with the Transaction Resolution and the completion of any of the transactions contemplated by this Agreement, and (iii) recommend to the Purchaser Shareholders that they vote in favour of the Transaction Resolution and the completion of any other transaction contemplated by this Agreement, provided, however, that the Purchaser shall have no such obligations in the case of (i) and (ii) where there has been a material breach by the Sellers of this Agreement that has not been cured.

(f)

The Purchaser shall provide the Sellers with copies of, or access to, all information regarding the Meeting generated by any dealer or proxy solicitation services firm in the possession or control of the Purchaser or available to the Purchaser upon request, as may be reasonably requested from time to time by the Sellers.

(g)

The Purchaser shall promptly advise the Sellers of any communication (written or oral) from or claims brought by (or threatened to be brought by) any Person in opposition to the Transactions or the Transaction Resolution.

6.20	Circular

(a)

As promptly as reasonably practicable following execution of this Agreement, the Purchaser shall (i) prepare and complete, in consultation with the Sellers, the Circular together with any other documents required by Applicable Securities Laws in connection with the Meeting and the Transactions, (ii) file the Circular in all Canadian jurisdictions where the same is required to be filed under applicable Laws, and (iii) send the Circular as required under Applicable Securities Laws, in each case so as to permit the Meeting to be held in compliance with Applicable Securities Laws.

(b)

The Purchaser shall ensure that the Circular complies in all material respects with applicable Laws, does not contain any Misrepresentation other than, in each case, with respect to: (i) any information furnished by and relating to the Sellers, their affiliates and their respective Representatives for inclusion in the Circular (including any historical consolidated financial statements of the Corporation); and (ii) information derived from the materials described in clause (i) above (including any pro forma financial statements), if approved in writing by the Sellers (such exceptions, collectively, the “Sellers’ Information”).

(c)

Prior to the printing of the Circular, the Sellers and Sellers’ legal counsel shall be given a reasonable opportunity to review and comment on drafts of the Circular and other documents related thereto, and reasonable consideration shall be given to any comments made by the Sellers and Sellers’ legal counsel, provided that all Sellers’ Information, the description of the background to the Transactions and the summary of the terms, conditions and effects of the Transactions must be in a form and content satisfactory to the Sellers, acting reasonably.

(d)

The Sellers shall promptly provide the Purchaser with all necessary Sellers’ Information that is required by Law or any Governmental Authorities to be included by the Purchaser in the Circular or other related documents and use Commercially Reasonable Efforts to obtain any necessary consents from any of its auditors and any other advisors to the use of any financial, technical or other expert information required to be included in the Circular and to the identification in the Circular of each such advisor and shall ensure that all Sellers’ Information does not contain any Misrepresentation concerning the Sellers, any of its Subsidiaries or the Purchased Shares.

(e)

Each Party shall promptly notify the other Party if it becomes aware that the Circular contains a Misrepresentation, or otherwise requires an amendment or supplement. The Parties shall cooperate in the preparation of any such amendment or supplement as required or appropriate, and the Purchaser shall promptly mail, file or otherwise publicly disseminate any such amendment or supplement to any Person to whom the Circular was required to be mailed under Applicable Securities Laws and, if required by Law, file the same with any Governmental Authority as required.

6.21	Conflicts and Privilege

It is acknowledged by each of the Parties that the Sellers and the Corporation have retained Bennett Jones LLP (“Sellers’ Counsel”) to act as their counsel in connection with the Transactions. The Purchaser hereby agrees that, in the event that a dispute arises after Closing between the Purchaser (on the one hand) and any of the Sellers (on the other hand), the Sellers’ Counsel may represent the Sellers in such dispute even though the interests of the Sellers may be directly adverse to the Purchaser, the Corporation or any other of the Acquired Entities, and even though Sellers’ Counsel may have represented the Corporation or any other of the Acquired Entities in a matter substantially related to such dispute, or may be handling ongoing matters for the Purchaser, the Corporation or any other of Acquired Entities. The Purchaser further agrees that, as to all communications among Sellers’ Counsel, the Corporation, any other of the Acquired Entities or the Sellers that relate in any way to the Transactions, the attorney or solicitor-client privilege and the expectation of client confidence belongs to the Sellers and may be controlled by the Sellers and shall not pass to or be claimed by the Purchaser, the Corporation or any other of the Acquired Entities. Notwithstanding the foregoing, in the event that a dispute arises between the Purchaser, the Corporation or any other member of the Acquired Entities and a third party other than a Party to this Agreement after the Closing, the Corporation and any other of the Acquired Entities may assert the attorney or solicitor-client privilege to prevent disclosure of confidential communications by Sellers’ Counsel to such third party; provided, however, that neither the Corporation nor any other of the Acquired Entities may waive such privilege without the prior written consent of the Sellers. This Section 6.21 shall survive the Closing.

6.22	Pre-Closing Reorganization

(a)

The Sellers shall cause the Pre-Closing Reorganization to be completed prior to the Closing Date substantially in accordance with the step transaction memorandum attached as Section 6.22 to the Sellers’ Disclosure Letter, which such Section 6.22 to the Sellers’ Disclosure Letter may be amended at any time and from time to time after the date hereof with the prior written consent of the Purchaser (which consent may not be unreasonably withheld or delayed). The Pre-Closing Reorganization shall (i) be duly authorized by all necessary actions in compliance with the terms or provisions of the constating documents, by-laws and other similar documents of the applicable entities, (ii) be effected in compliance with all agreements binding on the applicable entities and (iii) be effected in compliance with applicable Laws.

(b)

The Sellers shall take all actions useful or necessary to implement the Pre-Closing Reorganization. The Sellers will provide the Purchaser with final drafts of all documents relating to the Pre-Closing Reorganization for review no later than ten (10) days prior to the Closing Date, and the Pre-Closing Reorganization shall be completed no later than two (2) Business Days prior to the Closing Date.

6.23	Restrictive Covenant

The Parties acknowledge that the restrictive covenants contained in the non-competition agreements referred to in Section 7.2(j) are integral to this Agreement and have been granted to maintain or preserve the fair market value of the Purchased Shares. The Parties confirm that no portion of the Purchase Price is either paid or allocated to a “restrictive covenant” as that term is defined for the purposes of section 56.4 of the Tax Act (or for the equivalent provision of any applicable provincial Law).

6.24	Post-Closing Product Liability and Product Recall Insurance Coverage

During the period commencing on the Closing Date and continuing as long as the Sellers continue to have indemnity obligations under Section 10.2(b) of this Agreement, the Purchaser shall maintain, at its own cost, any of the Insurance Policies providing coverage relating to product liability or product recalls, with coverage no less favourable than the existing coverage in place as of the Closing Date.

6.25	New Equipment

(a)

The Acquired Entities are in the process of discussing orders for the purchase, on behalf of OpCo, of two new machines for the production of [Commercially Sensitive and/or Confidential Information Redacted] products (“Equipment No. 2 and No. 3”) from certain suppliers. The Sellers shall cause the Acquired Entities to cooperate with the Purchaser during the Closing Period in confirming applicable specifications, pricing and other terms and conditions for the ordering of Equipment No. 2 and No. 3, which shall have been confirmed as acceptable by the applicable suppliers (“Equipment Terms”). If requested in writing by the Purchaser, the Sellers shall, and shall cause the Acquired Entities to, and, if necessary shall further cause any applicable Affiliates of the Sellers to, order Equipment No. 2 and No. 3 reflecting the Equipment Terms on behalf and for the account of OpCo not later than July 31, 2021. During the Closing Period, the Sellers shall, and shall cause the Acquired Entities to, and, if necessary shall further cause any applicable Affiliates of the Sellers to, use Commercially Reasonable Efforts to continue with the acquisition process relating to Equipment No. 2 and No. 3 for OpCo if the order is made in accordance with the preceding sentence and to allow the Purchaser to participate in all exchanges with the applicable suppliers. For greater certainty, neither the Sellers nor any Acquired Entity shall have any obligation to purchase Equipment No. 2 and No. 3 if not requested to do so by the Purchaser in writing in accordance with the terms of this Section 6.25(a).

(b)

In addition, in respect of the [Commercially Sensitive and/or Confidential Information Redacted] equipment currently on order by OpCo (copies of which purchase order and other related documentation has been provided to the Purchaser) (“Equipment No. 1”) and for Equipment No. 2 and No. 3, once firm orders are effected, the Sellers shall permit the Purchaser to participate in the ordering and acquisition process and to provide input in connection with negotiation and finalization of mutually satisfactory equipment supply and maintenance agreements with the applicable suppliers thereof. The Parties agree that, to the extent any Acquired Entity makes any deposit or payment to an applicable supplier for Equipment No. 2 and No. 3, or any of them individually, or any other related equipment for the benefit of OpCo during the Closing Period, any such deposit or payment shall be entirely for the account of the Purchaser and shall accordingly be disregarded by the Parties for purposes of calculating the Closing Working Capital as contemplated under this Agreement.

6.26	Environmental Testing

(a)

As soon as reasonably practicable following the date hereof, the Purchaser shall be entitled (but shall not be obligated) to engage a qualified environmental consultant of its choosing, who possesses appropriate insurance for the work to be completed, to conduct additional environmental testing in accordance with the instructions provided by the Purchaser with respect to: a) the two historical natural gas wells, and any Hazardous Substances associated with the presence of these wells on the Haldimand Property as described in the Draft Phase I Environmental Site Assessment, dated May 25, 2021 at 987 County Road 20, Haldimand, Ontario, prepared by Blue Frog Environmental Consulting Inc.; and b) the two former above ground fuel storage tanks, and any associated Hazardous Substances released from or in connection with the use of such storage tanks, present on 1760 Effingham Street, Ridgeville, as described in the Draft Phase I Environmental Site Assessment, dated May 25, 2021, for 1760 Effingham Street, Ridgeville, Ontario, prepared by Blue Frog Environmental Consulting Inc. (the “Effingham Site”, and together with the Haldimand Property, the “Sites”) (collectively, the “Environmental Testing”).

(b)

To the extent that the Environmental Testing identifies Hazardous Substances in the soil or groundwater that are in excess of the Site Condition Standards and that are associated with the above ground storage tanks or the historic natural gas wells at the Sites, or to the extent that the Environmental Testing identifies the presence of Hazardous Substances at the Haldimand Property associated with the natural gas wells that reasonably pose a risk to the environment or to human health and safety or any required well decommissioning or plugging obligations, then the consultant shall be instructed by the Purchaser to develop and submit a remedial action plan (“RAP”) detailing the scope of work required to remove or otherwise address such Hazardous Substances in accordance with applicable Laws, which for greater certainty, may include pumping, collecting, sampling, treating or disposing of any contaminants and/or remedial work required to prevent the migration of any contaminants onto or from the Sites, excavation, plugging and backfilling work and monitoring any contaminants, including without limitation all physical improvements, protective systems, monitoring systems, collection systems, treatment systems, tanks, pipes, equipment, connections, barriers, drainage systems, valves, couplings and other features and all associated equipment as may be required for any of the aforesaid purposes, and provided further that risk assessment shall be conducted, where possible, with respect to any Hazardous Substances that are located under a structure or building or that are not otherwise easily accessible (all such activity required or recommended by the RAP being collectively referred to as “Remediation”).

(c)	The Purchaser shall promptly provide to the Sellers a copy of the RAP and any information, data, or reports obtained in connection with the Environmental Testing and Remediation.

(d)

The actual costs of such Remediation shall be paid by the Sellers or, if paid by the Purchaser or any Acquired Entity, shall promptly be reimbursed by the Sellers, up to a maximum amount of $7,500,000 in the aggregate for both Sites, provided that the Purchaser shall complete the Remediation within 18 months of the date hereof. If the Purchaser decides to proceed with Environmental Testing, it agrees to initiate such Environmental Testing during the Closing Period. If the Environmental Testing is not commenced during the Closing Period or if the Remediation is not completed within 18 months of the date hereof, then the Sellers shall no longer have any obligations under this Section 6.26.

(e)

The Purchaser shall be responsible for any damage or personal injury caused by the conduct of the Environmental Testing or Remediation, and shall indemnify and save the Sellers’ Indemnified Persons harmless from, and shall pay for, any Damages suffered by, imposed upon or asserted against any of them as a result of or arising out of the conduct of the Environmental Testing or the Remediation, subject however to the Sellers’ obligation to pay for all costs of the Remediation in accordance with this Section 6.26. This indemnity will survive termination of this Agreement and will survive the Closing.

Article 7

Closing

7.1	Date, Time and Place of Closing

The completion of the transaction of purchase and sale contemplated by this Agreement will take place at the offices of Norton Rose Fulbright Canada LLP, 1, Place Ville Marie, Suite 2500, Montréal, Quebec on the Closing Date or at such other place, on such other date, at such other time or by such other means (including by a virtual closing) as may be agreed by the Parties.

7.2	Seller’s Closing Deliveries

On or before the Closing Date, the Sellers shall deliver or cause to be delivered to the Purchaser the following:

(a)

share certificates representing the Purchased Shares endorsed in blank for transfer or accompanied by irrevocable stock transfer powers of attorney executed in blank, in either case, by the applicable Seller;

(b)

certified copies of the resolutions of the shareholders and the board of directors of the Corporation, as applicable, approving the entering into of this Agreement and completion of the Transactions, in form and substance satisfactory to the Purchaser, acting reasonably;

(c)	evidence of the termination of any shareholders agreement affecting the Corporation, in form and substance satisfactory to the Purchaser, acting reasonably;

(d)

a certificate of status, compliance, good standing or like certificate with respect to each of the Acquired Entities issued by appropriate government officials of their respective jurisdictions of incorporation and of each other jurisdiction in which such Acquired Entity is registered to carry on its business as set out in Section 4.15 of the Sellers’ Disclosure Letter;

(e)	the certificates referred to in Section 8.2(a) and Section 8.2(b);

(f)	evidence, satisfactory to the Purchaser, of the release and discharge of the Liens specified in Section 7.2(f) of the Sellers’ Disclosure Letter;

(g)

an estoppel certificate substantially in the form set out in Exhibit 7.2(g) from the lessor of each of the Leased Properties identified in Section 4.25(a) of the Sellers’ Disclosure Letter as requiring an estoppel certificate to be delivered pursuant to this Section 7.2(g);

(h)

a resignation and release effective as of the Closing from each director of the Acquired Entities specified by the Purchaser in writing; provided, however, that to the extent any member of the board of directors of any Acquired Entity requested to not resign by Purchaser in order to satisfy requirements under the Cannabis Act or Cannabis Regulations and the retention of the Redecan Licences, such board member shall agree to remain on the board of directors of such Acquired Entity, provided that Purchaser shall (i) ensure such member is covered by the Purchaser’s director and officer indemnity insurance, (ii) enter into a standard indemnity agreement with such member, and (iii) take such action as necessary to replace such member in a timely manner if such member has requested to be removed from the board of such Acquired Entity;

(i)	a resignation of the auditors of each Acquired Entity effective as of the Closing;

(j)	a non-competition agreement executed by each of the Sellers and Principals, substantially in the form set out in Exhibit 7.2(j);

(k)	an employment agreement executed by those Persons specified in Section 7.2(k) of the Sellers’ Disclosure Letter, substantially in the form set out in Exhibit 7.2(k);

(l)	the Escrow Agreement duly executed by the Sellers’ Representative;

(m)	the Transition Services Agreements, duly executed by those Persons specified in Section 7.2(m) of the Sellers’ Disclosure Letter;

(n)

the intellectual property acknowledgment, duly executed by OpCo and those Persons specified in Section 7.2(n) of the Sellers’ Disclosure Letter, substantially in the form agreed to by the Parties prior to the date hereof;

(o)

the intellectual property assignment agreements, duly executed by OpCo and those Persons specified in Section 7.2(m) of the Sellers’ Disclosure Letter, substantially in the form set out in Exhibit 7.2(o);

(p)	the Flow of Funds Memorandum executed by the Sellers’ Representative;

(q)	the Investor Rights Agreement, duly executed by those Sellers party thereto;

(r)

joinder agreements for any Persons to which rights or obligations under this Agreement have been assigned during the Closing Period (including, for greater certainty, if such assignment occurs as part of the Pre-Closing Reorganization); and

(s)	the Corporate Records.

7.3	Purchaser’s Closing Deliverables

On or before the Closing Date, the Purchaser shall deliver or cause to be delivered to the Sellers the following:

(a)

certified copy of the resolutions of the shareholders and the board of directors of the Purchaser approving the entering into of this Agreement and completion of the Transactions, in form and substance satisfactory to the Sellers, acting reasonably;

(b)	a certificate of status, compliance, good standing or like certificate with respect to the Purchaser issued by the appropriate government official of the jurisdiction of its incorporation;

(c)	the certificates referred to in Section 8.3(a) and Section 8.3(b);

(d)	the Escrow Agreement duly executed by the Purchaser;

(e)

a direct registration system advice or similar document evidencing the electronic registration of ownership of securities or other evidence reasonably acceptable to the Sellers’ Representative to properly evidence the issuance of such Consideration Shares to the Persons as specified in Section 2.3(a)(ii) of the Sellers’ Disclosure Schedule;

(f)	the Transition Services Agreements, duly executed by the Purchaser;

(g)	the Flow of Funds Memorandum executed by the Purchaser, and

(h)	the Investor Rights Agreement, duly executed by the Purchaser along with evidence that the Redecan Nominees (as defined therein) have been appointed to the Purchaser’s board of directors.

7.4	Closing Procedures

Subject to satisfaction or waiver of the conditions of Closing by the relevant Party, at the Closing, the Sellers shall deliver actual possession of the Purchased Shares to the Purchaser or as it may direct and upon such delivery the Purchaser shall pay or satisfy the Purchase Price in accordance with Section 2.3.

7.5	Non-Merger

Except as otherwise expressly provided in this Agreement, the covenants, representations, warranties and other provisions of this Agreement will not merge on Closing but will survive:

(a)	the execution, delivery and performance of this Agreement and any related transfer or conveyance documents;

(b)	the Closing; and

(c)	the payment of the Purchase Price.

Article 8

Conditions of Closing

8.1	Mutual Conditions Precedent

The obligation of the Parties to complete the Transactions is subject to the following conditions to be fulfilled or performed at or prior to Closing, which conditions may only be waived, in whole or in part, by the mutual consent of the Purchaser and the Sellers’ Representative:

(a)

No Legal Action. No final, non-appealable order or other award issued by any court or Governmental Authority having jurisdiction over the Sellers or the Purchaser shall be in effect, and no other applicable Law shall have been enacted or promulgated by any Governmental Authority, that restrains, enjoins or otherwise prohibits the consummation of the Transactions.

(b)	Transaction Resolution. The Purchaser Shareholders shall have approved the Transaction Resolution.

(c)	Competition Act. Competition Act Approval shall have been obtained.

8.2	Conditions in Favour of the Purchaser

The obligation of the Purchaser to complete the Transactions is subject to the following conditions to be fulfilled or performed at or prior to Closing, which conditions are for the exclusive benefit of the Purchaser and may be waived, in whole or in part, by the Purchaser in its sole discretion:

(a)

Truth of Representations and Warranties. The Sellers’ Fundamental Representations and the Acquired Entities’ Fundamental Representations shall be true and correct in all respects as of the Closing Date as if such Sellers’ Fundamental Representations and Acquired Entities’ Fundamental Representations had been made on the Closing Date

(except to the extent such representations and warranties speak as of an earlier date, in which case they will be evaluated as of such date). All other representations and warranties of the Sellers shall be true and correct in all respects as of the Closing Date as if such representations and warranties had been made on the Closing Date (except to the extent such representations and warranties speak as of an earlier date, in which case they will be evaluated as of such date), except where the failure of such representations and warranties to be so true and correct, individually or in the aggregate, would not have a Material Adverse Effect on the Acquired Entities (disregarding any materiality or similar qualification contained in any such representation and warranty for the purpose of determining whether any such failure or failures would not, individually or in the aggregate, result in such a Material Adverse Effect). Each Seller shall have delivered a certificate of the Sellers’ Representative addressed to the Purchaser and dated as of the Closing Date confirming same.

(b)

Performance of Covenants. Each Seller shall have performed in all material respects (without regard to any qualifications with respect to materiality contained therein), all covenants contained in this Agreement and in any other Transaction Document to which it is a party to be performed by it at or prior to Closing. Each Seller shall have delivered a certificate of the Sellers’ Representative addressed to the Purchaser and dated as of the Closing Date confirming same.

(c)	Consents. All Required Consents and Authorizations shall have been obtained.

(d)	Seller Closing Deliverables. The Purchaser shall have received all of the Sellers’ closing deliverables pursuant to Section 7.2.

(e)	Material Adverse Effect. There shall not have occurred a Material Adverse Effect since the execution of this Agreement.

(f)

Pre-Closing Reorganization. The Pre-Closing Reorganization shall have been completed substantially in accordance with the step transaction memorandum attached as Section 6.22 to the Sellers’ Disclosure Letter (as may be amended in accordance with Section 6.22 of this Agreement).

8.3	Conditions in Favour of the Sellers

The obligation of the Sellers to complete the Transactions is subject to the following conditions to be fulfilled or performed at or prior to Closing, which conditions are for the exclusive benefit of the Sellers and may be waived, in whole or in part, by the Sellers’ Representative, in his or her sole discretion:

(a)

Truth of Representations and Warranties. The Purchaser Fundamental Representations shall be true and correct in all respects as of the Closing Date as if such Purchaser Fundamental Representations had been made on the Closing Date (except to the extent such representations and warranties speak as of an earlier date, in which case they will be evaluated as of such date). All other representations and warranties of the Purchaser contained in this Agreement shall be true and correct in all respects as of the Closing Date as if such representations and warranties had been made on the Closing Date (except to the extent such representations and warranties speak as of an earlier date, in which case they will be evaluated as of such date), except where the failure of such representations and warranties to be true and correct, individually or in the aggregate, would not have a material adverse effect on the Purchaser (disregarding any materiality, or similar qualification contained in any such representation and warranty for the purpose of determining whether any such failure or failures would not, individually or in the aggregate, result in such a material adverse effect). The Purchaser shall have delivered a certificate of a senior officer confirming the foregoing.

(b)

Performance of Covenants. The Purchaser shall have performed in all material respects (but without regard to any qualifications with respect to materially contained therein), all covenants contained in this Agreement and in any other Transaction Document to which it is a party to be performed by it at or prior to Closing and the Purchaser shall have delivered a certificate of a senior officer confirming the foregoing.

(c)	Purchaser Closing Deliverables. The Sellers shall have received all of the Purchaser’s closing deliverables pursuant to Section 7.3.

Article 9

Termination and Dispute Resolution

9.1	Termination

This Agreement may be terminated at any time on or prior to the Closing Date:

(a)

by the Purchaser, when not in default in any material respect in the performance of its obligations under this Agreement, upon written notice to the Sellers’ Representative, if there has been a material breach by the Sellers of any covenant, representation and warranty or other agreement contained in the Agreement such that any condition specified in Section 8.1 or Section 8.2 would be incapable of being satisfied or performed by the Closing Date, and such violation or breach is not waived by the Purchaser or cured by the Sellers within ten days after written notice thereof by the Purchaser;

(b)

by the Sellers’ Representative, when the Sellers are not in default in any material respect in the performance of their obligations under this Agreement, upon written notice to the Purchaser, if there has been a material breach by the Purchaser of any covenant, representation and warranty or other agreement contained in the Agreement such that any condition specified in Section 8.1 or Section 8.3 would be incapable of being satisfied or performed by the Closing Date, and such violation or breach is not waived by the Sellers or, in the case of a covenant breach, cured by the Purchaser within ten days after written notice thereof by the Sellers;

(c)

by either the Purchaser or the Sellers’ Representative upon written notice to the other if the Closing has not occurred before 5:00 p.m. (Toronto time) on the Outside Date, unless (i) in the case of the Purchaser, the Closing has not occurred by the Outside Date because of a breach of this Agreement by the Purchaser (including a breach by the Purchaser resulting in a condition in favour of the Sellers failing to be satisfied) or (ii) in the case of the Sellers’ Representative, the Closing has not occurred by the Outside Date because of a breach of this Agreement by the Sellers (including a breach by the Sellers resulting in a condition in favour of the Purchaser failing to be satisfied);

(d)

by either the Purchaser or the Sellers’ Representative, if any Governmental Authority having jurisdiction over the Sellers or the Purchaser has issued an award or taken any other action, in each case, permanently restraining, enjoining or otherwise prohibiting the consummation of the Transactions, and such award or action has become final and non-appealable; provided, that the right to terminate this Agreement under this Section 9.1(d) shall not be available to a Party whose failure to fulfill any obligation under this Agreement has been the primary cause of, or has primarily resulted in, such order or action; and, provided, further, that the Party seeking to terminate this Agreement under this Section 9.1(d) must have complied with its obligations under Section 6.4 and Section 6.7 in connection with such award or action.

(e)	by written agreement of the Parties.

9.2	Effect of Termination

(a)

Other than pursuant to a termination in the circumstances described in Section 9.3, if this Agreement is terminated pursuant this Article 9, all obligations of the Parties pursuant to this Agreement will terminate without further liability of any Party to the other Party except for:

(i)	Section 6.2 relating to confidentiality;

(ii)	Section 11.9 relating to expenses;

(iii)	Section 11.11 relating to public announcements,

(iv)	Section 11.4 relating to, inter alia, privilege; and

(v)	this Article 9.

(b)

Except as provided in Section 9.3, if the Agreement is terminated by a Party or Parties (including as a result of a breach by the other Party(ies) resulting in a condition in favour of the terminating Party(ies) failing to be satisfied), then the other Party(ies) shall remain fully liable for any and all Damages suffered by the terminating Party(ies) as a result thereof.

9.3	Expense Reimbursement

(a)

If this Agreement is terminated by either Party pursuant to Section 9.1(c) (Outside Date); and if, as of the Outside Date, any of the conditions in Section 8.1(b) (Transaction Resolution) or Section 8.1(c) (Competition Act Approval) has not been satisfied, then the Purchaser shall, within three (3) Business Days after the date of such termination, reimburse or cause to be reimbursed to the Sellers’ Representative on behalf of the Sellers, all of the actual fees and expenses incurred by the Sellers in connection with negotiation and implementation of this Agreement and the Transactions in the amount of the Sellers’ Transaction Expenses incurred up to the date of such termination, as evidenced by all relevant invoices provided by the Sellers’ Representative to the Purchaser, but not to exceed a maximum of $5,000,000 (the “Expense Reimbursement”), which such Expense Reimbursement shall be paid by wire transfer of immediately available funds to an account specified by the Sellers’ Representative.

(b)

If the Expense Reimbursement is paid pursuant to Section 9.3(a), payment of the Expense Reimbursement shall be the sole and exclusive remedy of the Sellers against the Purchaser for any Damages suffered as a result of the failure of the Transactions contemplated hereby to be consummated or for a breach or failure to perform all obligations required to be performed under this Agreement or otherwise relating to or arising out of this Agreement, and upon payment of such Expense Reimbursement, the Purchaser shall not have any further liability or obligation relating to or arising out of this Agreement, and none of the Sellers shall seek any other remedy or Damages of any kind in connection with this Agreement or the Transactions provided that that nothing herein shall relieve the Purchaser from any liability for any intentional or willful breach of this Agreement or Fraud. In no event shall the Purchaser be obligated to pay the Expense Reimbursement on more than one occasion.

9.4	Waiver of Conditions of Closing

If any of the conditions set forth in Section 8.2 have not been satisfied, the Purchaser may elect in writing to waive any such condition and proceed with the completion of the Transactions and, if any of the conditions set forth in Section 8.3 have not been satisfied, the Sellers may elect in writing to waive any such condition and proceed with the completion of the Transactions. Any such waiver and election by the Purchaser or the Sellers, as the case may be, will only serve as a waiver of that specific closing condition.

9.5	Dispute Resolution

Either Party may initiate litigation upon ten days prior written notice to the other Party to resolve any controversy, dispute, claim, question or difference between the Parties arising out of or relating to or in connection with, this Agreement or any of the other Transaction Documents including any indemnification claim pursuant to Section 10.9 (a “Dispute”), which is, subject to Section 2.4, the exclusive procedure for the resolution of any Dispute between the Parties.

Article 10

Indemnification and Remedies

10.1	Indemnification by each Seller

Subject to the limitations set out in this Article 10, each Seller jointly with its Principal, if any, shall, severally (and not jointly nor jointly and severally) indemnify and hold harmless the Purchaser and, after Closing, the Acquired Entities and their respective employees, directors, officers, representatives and Affiliates (collectively and together with the Purchaser, the “Purchaser Indemnified Persons”) from and against any loss, liability, obligation, claim, damage, prosecution, judgment, penalty, fine, cost or expense (whether or not involving a third party claim), including costs and charges associated with any investigation and defence and the full amount of all legal fees and other professional fees (collectively, “Damages”), suffered by, imposed upon, or asserted against, the Purchaser or any other Purchaser Indemnified Persons as a result of, in respect of, connected with, or arising out of:

(a)	any breach or inaccuracy of any Sellers’ Fundamental Representation;

(b)	the Pre-Closing Reorganization; or

(c)	any breach or failure by such Seller to perform or fulfill any covenant or obligation of such Seller contained in this Agreement.

10.2	Indemnification by the Sellers: General Matters

Subject to the limitations set out in this Article 10, the Sellers, jointly with their respective Principals, if any, shall, on a joint and several basis, indemnify and hold harmless the Purchaser Indemnified Persons from and against any Damages suffered by, imposed upon, or asserted against, the Purchaser or any other Purchaser Indemnified Persons as a result of, in respect of, connected with, or arising out of:

(a)	any breach or inaccuracy of any Acquired Entities’ Fundamental Representation;

(b)

any claim against any Acquired Entity relating to product liability or a product recall for any product of any Acquired Entity that is in the market at Closing, provided such claim arises within 180 days of such product being in the market;

(c)

any and all Tax Liabilities arising with respect to a Pre-Closing Tax Period of the Acquired Entities including any that arise as a result of any transactions or events that occur prior to the Closing (including, for greater certainty, any and all Tax Liabilities which become liabilities or obligations of the Purchaser or any of its Affiliates or any successor Person by one or more windings-up, amalgamations or other reorganizations);

(d)	any breach or inaccuracy of the representations and warranties contained in Section 4.43; or

(e)

any claim by any Person for brokerage or finder’s fees, commissions or similar payments based upon any agreement or understanding made or alleged to have been made by such Person with any Seller (or any Person acting on their behalf) in connection with any of the Transactions.

10.3	Indemnification by the Purchaser

The Purchaser shall indemnify and hold harmless the Sellers and their respective employees, directors, officers, representatives and other Affiliates (collectively and together with the Sellers, the “Sellers’ Indemnified Persons”) from and against any Damages suffered by, imposed upon or asserted against any Sellers’ Indemnified Persons as a result of, in respect of, connected with, or arising out of:

(a)	any breach or inaccuracy of any representation or warranty made by the Purchaser in this Agreement;

(b)	any breach or failure by the Purchaser to perform or fulfill any covenant of the Purchaser contained in this Agreement; or

(c)

any claim by any Person for brokerage or finder’s fees, commissions or similar payments based upon any agreement or understanding made or alleged to have been made by such Person with the Purchaser (or any Person acting on its behalf) in connection with any of the Transactions.

10.4	Indemnification Procedure: Third Party Claims

(a)

If any claim or proceeding is made or commenced by a third party (a “Third Party Claim”) against a Purchaser Indemnified Person or a Sellers’ Indemnified Person, as the case may be, (the “Indemnified Person”) in respect of which the Indemnified Person proposes to demand indemnification from a Party (the “Indemnifying Party”), the Indemnified Person shall give notice to that effect together with particulars of the Third Party Claim to the Indemnifying Party and its own Indemnity Representative with reasonable promptness. The failure to give, or delay in giving, such notice will not relieve the Indemnifying Party of its obligations except and only to the extent of any material prejudice caused to the Indemnifying Party by such failure or delay. From the time the Indemnified Person receives notice of the Third Party Claim, the Indemnified Person shall take all reasonable steps to protect its rights and the rights of the Indemnifying Party in respect of such Third Party Claim.

(b)

The Indemnifying Party may, by notice to the Indemnity Representative of the Indemnified Person given not later than 30 days after receipt of the notice described in Section 10.4(a), assume control of the defence, compromise or settlement of the Third Party Claim provided that:

(i)	the Third Party Claim involves only money damages and does not seek any injunctive or other equitable relief;

(ii)

if the named parties in the Third Party Claim include both the Indemnifying Party and an Indemnified Person, representation by the same counsel would, in the judgment of the Indemnity Representative of the Indemnified Person, still be appropriate notwithstanding any actual or potential differing interests between them; and

(iii)	the Indemnifying Party has provided reasonable assurance to the Indemnity Representative of the Indemnified Person of its financial ability to defend the Third Party Claim.

(c)

If the Indemnifying Party assumes control of the Third Party Claim it is conclusively established for purposes of this Agreement and otherwise that the Third Party Claim is within the scope of the Indemnification provisions of this Article 10.

(d)	Upon assumption of control of a Third Party Claim by the Indemnifying Party:

(i)

the Indemnifying Party shall actively and diligently proceed with the defence, compromise or settlement of the Third Party Claim at its sole cost and expense, retaining counsel reasonably satisfactory to the Indemnity Representative of the Indemnified Person; and

(ii)

the Indemnifying Party shall keep the Indemnity Representative of the Indemnified Person fully advised with respect to the status of the Third Party Claim (including supplying copies of all relevant documents promptly as they become available) and shall arrange for its counsel to inform the Indemnity Representative on a regular basis of the status of the Third Party Claim.

(e)

The Indemnified Person and its Indemnity Representative may retain separate co-counsel at their sole cost and expense (without any right to claim indemnification for such costs and expenses), and may participate in, but shall have no right to control, the defence of the Third Party Claim.

(f)

The Indemnified Person and its Indemnity Representative shall, at the expense of the Indemnifying Party, cooperate with the Indemnifying Party and make available to the Indemnifying Party all relevant information in their possession or under their control (provided that it does not cause either of them to breach any confidentiality obligations) and shall take such other steps as are, in the reasonable opinion of counsel for the Indemnifying Party, necessary to enable the Indemnifying Party to conduct such defence. The Indemnified Person and its Indemnity Representative are not obligated to take any measures which, in the reasonable opinion of the Indemnity Representative, could be prejudicial or unfavourable in any material respect to the Indemnified Person.

(g)

The Indemnifying Party shall not consent to the entry of any judgment or enter into any compromise or settlement with respect to the Third Party Claim unless consented to by the Indemnity Representative of the Indemnified Person (which consent may not be unreasonably or arbitrarily withheld, conditioned or delayed). Without limiting the generality of the foregoing:

(i)	no admission of fault may be made by or on behalf of the Purchaser or any other Purchaser Indemnified Person without the prior written consent of the Purchaser; and

(ii)	no admission of fault may be made by or on behalf of the Sellers or any other Sellers’ Indemnified Person without the prior written consent of the Sellers.

(h)	If:

(i)	the Indemnifying Party fails to give the Indemnity Representative the notice required in Section 10.4(b) or any of the other conditions in Section 10.4(b) are not satisfied; or

(ii)

the Indemnifying Party breaches any of its other obligations under this Section 10.4 in any material respect, the Indemnity Representative of the Indemnified Person may, upon notice to the Indemnifying Party, assume control of the defence, compromise or settlement of the Third Party Claim and retain counsel as, in its opinion, may appear advisable, the whole at the Indemnifying Party’s sole cost and expense. Any settlement or other final determination of the Third Party Claim will be binding upon the Indemnifying Party. The Indemnifying Party shall, at its sole cost and expense, cooperate fully with the Indemnity Representative of the Indemnified Person, make available to such Indemnity Representative all relevant information in its possession or under its control (provided that it does not cause it to breach any confidentiality obligations) and take such other steps as are, in the reasonable opinion of counsel for the Indemnity Representative, necessary to enable the Indemnity Representative to conduct the defence. The Indemnifying Party shall reimburse the Indemnified Person and its Indemnity Representative promptly and periodically for the costs of defending against the Third Party Claim (including legal fees and expenses), and shall remain responsible for any Damages the Indemnified Person and its Indemnity Representative may suffer resulting from, arising out of, or relating to, the Third Party Claim to the fullest extent provided in this Article 10.

10.5	Procedure for Tax Matters

(a)

The Purchaser shall give written notice to the Sellers’ Representative promptly (and, in any event, within 15 days) after receipt by a Purchaser Indemnified Person of any notice or inquiry, oral or written, from any Governmental Authority in respect of a Tax Liability, including any assessment or proposed assessment (a “Tax Assessment”). Such notice must set out the information with respect to the Tax Assessment that is then available (without the incurring of material additional obligations or expenses which are not reimbursed by the Sellers) to the Purchaser Indemnified Person. The failure to so notify the Sellers’ Representative does not relieve the Sellers from any indemnification obligation which otherwise might exist with respect to such matter, unless (and only to the extent that) the failure to so notify materially prejudices the ability of the Sellers to exercise its rights under this Section 10.5 or results in a material increase in the amount of the Tax Liability.

(b)

The Purchaser has the right to undertake and control any proceedings, objection or other defence (a “Tax Proceeding”) of any Tax Assessment and, in such case, the Purchaser shall pursue any such Tax Proceedings in a timely manner and in good faith. The Sellers shall provide the Purchaser with such information with respect to the Tax Liability as may become available to the Sellers and the Sellers shall cooperate with Purchaser in the conduct of all Tax Proceedings relating to any Tax Assessment and related inquiries or investigations. If, pursuant to this Section 10.5(b), the Purchaser undertakes any Tax Proceedings of any such Tax Assessment, the Purchaser may not cease to defend, settle or otherwise dispose of any such Tax Proceeding without the consent of the Sellers, which consent is not to be unreasonably withheld.

(c)

If, within 15 days after the Purchaser Indemnified Person has received the notice from a Governmental Authority referred to in Section 10.5(a), Purchaser does not undertake any Tax Proceedings of any kind in respect of such Tax Assessment, the Sellers may undertake and control the Tax Proceedings using counsel of their own choice. The Purchaser shall provide to the Sellers information with respect to the Tax Liability as may become available to any Purchaser Indemnified Person and the Purchaser shall cooperate with the Sellers to the extent reasonably requested in the conduct of all Tax Proceedings relating to any such Tax Assessment and related inquiries and investigations. If, pursuant to this Section 10.5(c), the Sellers undertake any Tax Proceedings in respect of any such Tax Assessment, the Sellers may not cease to defend, settle or otherwise dispose of the Tax Proceeding without the consent of the Purchaser, which consent is not to be unreasonably withheld.

(d)

If a Purchaser Indemnified Person is required to make a payment of a Tax Liability assessed under a Tax Assessment in respect of which indemnification is or may be required to be made under this Agreement, the Sellers shall promptly (and, in any event, within 30 days of the date that the Purchaser notifies the Sellers of the requirement to make the payment) reimburse the Purchaser Indemnified Person in respect of such payment. In addition, in the event that the amount of any Tax Liability assessed under a Tax Assessment in respect of which indemnification is or may be required to be made under this Agreement would bear interest, the Purchaser Indemnified Person:

(i)

may pay the amount of the Tax Liability assessed under such Tax Assessment and the Sellers shall promptly (and, in any event, within 30 days of the date that the Purchaser notifies the Sellers of its determination) reimburse the Purchaser Indemnified Person in respect of such payment; and

(ii)

to the extent the amount of the Tax Liability has not been paid pursuant to (i) above and subject to the Purchaser Indemnified Person’s right of reimbursement for amounts paid pursuant to (i) above, will pay to the relevant Governmental Authority on account of the Tax Liability, any amount received by the Purchaser Indemnified Person from the Sellers where the Sellers instruct the Purchaser Indemnified Person to so pay.

If the total of the amounts previously paid by the Sellers in respect of such Tax Liability is less than the amount so determined to be the amount of the Tax Liability, the Sellers shall promptly (and, in any event, within 30 days of the time that the Purchaser notifies the Sellers of the amount of the Tax Liability) pay to the Purchaser Indemnified Person the amount of the Tax Liability less the total of the amounts previously paid. If the total of the amounts previously paid by the Sellers in respect of such Tax Liability exceeds the amount so determined to be the amount of the Tax Liability, the Purchaser Indemnified Person shall, upon receipt of any refund or credit of such Tax Liability, promptly (and, in any event, within 30 days of the receipt of such refund or credit) pay to the Sellers the amount of such refund or credit (including any interest received by the Purchaser Indemnified Person after taking into account any Taxes payable by the Purchaser Indemnified Person in respect of such refund, credit or interest). Notwithstanding the foregoing, the Sellers shall only be required to make payments under this Section 10.5(d) to the extent that they are or may be liable for the Tax Liability at issue under Article 10, including, for greater certainty, having regard to Section 10.8(a).

(e)

In determining the amount of a Tax Liability, if a deduction, tax credit, refund, overpayment or deemed overpayment of tax or loss carry-over of the Purchaser, any Acquired Entity or any of their respective Affiliates, except, solely in the case of any Acquired Entity, any such deduction, tax credit, refund, overpayment or deemed overpayment of tax or loss carry-over which arises in a Pre-Closing Tax Period and is not accounted and adjusted for in the Closing Calculation, is utilized to reduce the amount of income, taxable income or Tax otherwise calculated in respect of a Tax Assessment for any taxation year in which a Tax Liability is realized or, but for the utilization of such deduction, tax credit or loss carry-over, would be realized, the amount of the Tax Liability will be determined without taking into account any benefit from such deduction, tax credit, refund, overpayment or deemed overpayment of tax or loss carry-over.

10.6	Survival

(a)

Except as otherwise provided in this Section 10.6 with respect to the Sellers’ Fundamental Representations, the Acquired Entities’ Fundamental Representations and the representations and warranties contained in Section 4.43, all of the representations and warranties of the Sellers contained in this Agreement shall terminate effective immediately as of the Closing and shall not survive the Closing for any purpose, and thereafter there shall be no liability on the part of, nor shall any claim be made by, any Person in respect thereof (in each case, other than with respect to claims for Fraud).

(b)

All of the representations and warranties of the Purchaser contained in this Agreement, other than the Purchaser Fundamental Representations, shall survive until the date which is the second anniversary of the Closing, except in the case of Fraud, in which case the representations and warranties (and the Indemnifying Party’s liability in connection therewith) will survive Closing and continue in full force and effect indefinitely.

(c)

For greater certainty, the covenants in this Agreement that by their terms apply or are to be performed in whole or in part after the Closing (the “Surviving Covenants”) shall survive for the period provided in such Surviving Covenants, if any, or until fully performed, and the covenants in this Agreement that by their terms apply or are to be performed in their entirety on or prior to the Closing shall terminate at the Closing.

(d)

Nothing in this Section 10.6 shall be deemed to limit any rights or remedies of any Person for breach of any Surviving Covenant (including any such covenant or agreement requiring performance by the Purchaser, the Sellers or the Acquired Entities after the Closing).

(e)

The Purchaser Fundamental Representations, the Sellers’ Fundamental Representations, the Acquired Entities’ Fundamental Representations, the representations and warranties contained in Section 4.43, and the indemnification obligations of the Sellers pursuant to Section 10.2(c) shall survive until the date which is the sixth anniversary of the Closing, except in the case of Fraud, in which case such representations and warranties (and the Indemnifying Party’s liability in connection therewith) will survive Closing and continue in full force and effect indefinitely.

(f)	The indemnification obligations of the Sellers pursuant to Section 10.2(b) shall survive until the date which is the second anniversary of the Closing.

(g)

The Parties are aware of the provisions of the Limitations Act, 2002 (Ontario) and agree that (i) this Agreement is a “business agreement” for purposes of that Act, and (ii) to the extent that the provisions hereof are found to be an agreement to vary or exclude a limitation period under that Act, such limitation period is deemed to have been suspended, extended, varied and excluded to the extent necessary to give full force and effect to the provisions of this Agreement.

10.7	Duty to Mitigate

(a)

Nothing in this Agreement limits the general obligation at law of an Indemnified Person to mitigate any Damages which it may suffer or incur by reason of the breach by an Indemnifying Party of its representations, warranties, covenants and other obligations in this Agreement.

(b)

An Indemnified Person’s right to recover Damages from an Indemnifying Party under this Article 10 will be reduced by any amounts recovered by the Indemnified Person under insurance policies, indemnities, reimbursement arrangements or similar agreements. If any such recoveries are received by the Indemnified Person after a payment has been made by the Indemnifying Party to the Indemnified Person with respect thereto, then the Indemnified Person shall promptly reimburse the Indemnifying Party for the amount so received or recovered.

10.8	Limitations on Liability

(a)

To the extent any Damages arise out of or relate to (i) a breach or inaccuracy of any Sellers’ Fundamental Representation, (ii) a breach or inaccuracy of any Acquired Entities’ Fundamental Representation, or (iii) a breach or inaccuracy of the representations and warranties contained in Section 4.43 or the indemnification obligations of the Sellers pursuant to Section 10.2(c), the Sellers shall have no liability under this Agreement until the aggregate amount of all such Damages incurred by the Purchaser Indemnified Persons exceeds the Deductible. Once the total of all such Damages exceeds the Deductible, the Purchaser Indemnified Persons shall be entitled to make an indemnity claim with respect to any Damages in excess of the Deductible (and only for such excess) up to a maximum amount not to exceed (A) the Purchase Price in the case of (i) and (ii) and (B) $50,000,000 in the case of (iii).

(b)

With respect to any claim for Damages under Section 10.2(b), such claim shall be made (i) first, against the Insurance Policies, and (ii) second, against the Sellers directly, solely if the Insurance Policies are insufficient to cover the full amount of the Damages or if the Damages are not covered by the Insurance Policies. If the Insurance Policies are insufficient to cover the full amount of the Damages or if the Damages are not covered by the Insurance Policies, the Purchaser Indemnified Persons shall be entitled to make an indemnity claim with respect to any such Damages in excess of any amount not covered by the Insurance Policies (and only for such excess) up to a maximum amount not to exceed $50,000,000.

(c)	No Seller shall have any liability with respect to any claim for Damages under Section 10.2(b) if the Insurance Policies are not in full force and effect at the relevant time.

(d)

An Indemnifying Party shall not be liable to any Indemnified Person for any special, indirect, consequential, punitive or aggravated Damages; except, in each case, to the extent necessary to reimburse the Indemnified Person for judgments actually awarded to third parties in respect of such types of Damages.

(e)

For purposes of this Agreement, any inaccuracy in or breach of any representation or warranty, and the calculation of the resulting Damages, shall be determined without regard to any materiality or other similar qualification contained in or otherwise applicable to such representation or warranty.

(f)	Neither the Deductible nor the limitations of liability set out in this Section 10.8 shall apply to any indemnity claims made by a Purchaser Indemnified Person in the case of Fraud.

10.9	Procedures for Indemnification – Direct Claims

A claim for indemnification for any matter not involving a Third Party Claim must be asserted by notice (setting out in reasonable detail the factual basis for the claim and the amount of potential Damages arising from it) to the Party from whom indemnification is sought within the periods specified in Section 10.6 of this Agreement and will be subject, at all times, to the provisions of Sections 10.7 and 10.8, mutatis mutandis.

10.10	Exclusion of Other Remedies

Except as provided in this Section 10.10, the indemnities provided in Section 6.26, Section 10.1, Section 10.2 and Section 10.3 and the expense reimbursement under Section 9.3, constitute the only remedy of the Purchaser Indemnified Persons or the Seller Indemnified Persons, respectively, against a Party in the event of any breach of a representation, warranty, covenant or agreement of such Party contained in this Agreement. The Parties acknowledge that the failure to comply with a covenant or obligation, including any Surviving Covenant, contained in this Agreement may give rise to irreparable injury to a Party inadequately compensable in Damages. Accordingly, a Party may seek to enforce the performance of this Agreement by seeking an injunction, specific performance or other equitable relief upon application to a court of competent jurisdiction in Ontario without proof of actual damage (and without the requirement of posting a bond or other security). Except as set forth in this Section 10.10, each of the Parties expressly waives and renounces any other remedies whatsoever, whether at law or in equity, which it would otherwise be entitled to as against any other Party.

10.11	Agency for Non-Parties

Each Party hereby accepts each indemnity in favour of its indemnified Persons who are not Parties as agent for and on their behalf. A Party may enforce an indemnity in favour of any of that Party’s indemnified Persons on behalf of each such Person.

10.12	Tax Treatment

Any amount payable as an indemnity payment under this Article 10 shall be treated by the Parties as an adjustment to the Purchase Price.

Article 11

Miscellaneous

11.1	Notices

Any notice, direction, consent or other communications given under this Agreement must be in writing and delivered by courier, by personal delivery or by electronic transmission (including by fax or email) as follows:

(a)	To the Purchaser at:

Hexo Corp.

3000 Solandt Rd

Kanata, ON K2K 2X2

Attention: [Commercially Sensitive and/or Confidential Information Redacted]

Telephone: [Commercially Sensitive and/or Confidential Information Redacted]

E-mail: [Commercially Sensitive and/or Confidential Information Redacted]

with a copy (which does not constitute notice) to:

Norton Rose Fulbright Canada LLP

1 Place Ville Marie, Suite 2500

Montreal, QC H3B 1R1

Attention: Amar Leclair-Ghosh / Meghan Stewart

Telephone: (514) 847-4612 / (514) 847-4879

E-mail:	amar.leclair-ghosh@nortonrosefulbright.com/
meghan.stewart@nortonrosefulbright.com

(b)	To the Sellers’ Representative, the Sellers and the Principals at:

Redecan Sellers’ Representative

182 Foss Rd

Fenwick, ON L0S 1C0

Attention: [Commercially Sensitive and/or Confidential Information Redacted]

Telephone: [Commercially Sensitive and/or Confidential Information Redacted]

Email: [Commercially Sensitive and/or Confidential Information Redacted]

with a copy (which does not constitute notice) to:

Bennett Jones LLP

3400 One First Canadian Place

P.O. Box 130

Toronto, ON, M5X 1A4

Attention: Curtis Cusinato

Telephone: (416) 777-5774

Email: cusinatoc@bennettjones.com

Any such communication shall be deemed to have been given and received on the day on which it was so delivered or transmitted (if a Business Day, and if not, then the next succeeding Business Day) unless received after 5:00 pm (local time in the place of receipt) in which case it shall be deemed to have been given and received on the next Business Day.

In the case of a communication by email or other electronic means, if an autoreply is received indicating that the email is no longer monitored or in use, delivery must be followed by the dispatch of a copy of such communication pursuant to one of the other methods described above; provided however that any communication originally delivered by electronic means shall be deemed to have been given on the date stipulated above for electronic delivery.

A Person may change its address for service by notice given in accordance with the foregoing and any subsequent communication must be sent to such Person at its changed address.

11.2	Entire Agreement

This Agreement together with the other Transaction Documents constitute the entire agreement between the Parties with respect to the purchase and sale of the Acquired Entities and supersede all prior agreements, understandings, negotiations and discussions relating to the subject matter thereof, whether oral or written. There are no representations, warranties, covenants, conditions or other agreements, express or implied, collateral, statutory or otherwise, between the Parties relating to the subject matter hereof except as specifically set forth in this Agreement or the other Transaction Documents. No Party has relied, or is relying, on any other information, discussions or understandings in entering into and completing the Transactions.

11.3	Amendments

This Agreement may only be amended, supplemented or otherwise modified by written agreement of the Sellers and the Purchaser.

11.4	Waiver

The failure or delay by a Party in enforcing, or insisting upon strict performance of, any provision of this Agreement does not constitute a waiver of such provision or in any way affect the enforceability of this Agreement (or any of its provisions) or deprive any other Party of the right, at any time or from time to time, to enforce or insist upon strict performance of that provision or any other provision of this Agreement.

11.5	Severability

If any provision of this Agreement is determined by a court of competent jurisdiction to be illegal, invalid or unenforceable, that provision will be severed from this Agreement and the remaining provisions will continue in full force and effect, without amendment.

11.6	Assignments

This Agreement will become effective when executed by the Parties and thereafter will be binding upon and enure to the benefit of the Parties and their respective successors and permitted assigns. Except as otherwise provided in this Section 11.6, neither this Agreement nor any of the rights, duties or obligations under this Agreement are assignable or transferable by a Party without the prior written consent of the other Parties, provided, however, that prior to the Closing Date any Seller or Principal may, without the prior written consent of the other Parties, assign all or any portion of such Seller’s or Principal’s, as applicable, rights or obligations under this Agreement to one or more of such Seller’s or Principal’s Affiliates, as applicable, provided such assignee signs a joinder agreement in accordance with Section 7.2(r). Any attempt to assign any of the rights, duties or obligations in this Agreement without such written consent is void.

11.7	Third Party Beneficiaries

Except as otherwise expressly provided in Article 10, the Parties do not intend that this Agreement benefit or create any legal or equitable right, remedy or cause of action in, or on behalf of, any Person other than a Party and no Person, other than a Party, is entitled to rely on the provisions of this Agreement in any proceeding. Without limiting the generality of the foregoing, the consent of the Acquired Entities, a Sellers’ Indemnified Person (other than the Sellers) or a Purchaser Indemnified Person (other than the Purchaser) is not required for any amendment or waiver of, or other modification to, this Agreement or any Transaction Document including any rights of indemnification to which such Person may be entitled.

11.8	Time of the Essence

Time is of the essence in this Agreement.

11.9	Expenses

Except as otherwise expressly provided in this Agreement, all costs and expenses (including the fees and disbursements of legal counsel, brokers, investment advisers, consultants and accountants) incurred in connection with this Agreement and the Transactions are to be paid by the Party incurring such expenses. If this Agreement is terminated, the obligation of each Party to pay its own expenses will be subject to any rights of such Party arising from a breach of this Agreement by another Party.

11.10	Further Assurances

From time to time after the Closing, each Party will, at the request of any other Party, execute and deliver such additional conveyances, transfers and other assurances and perform or cause to be performed such further and other acts or things as may be reasonably required to give effect to, and carry out the intent of, this Agreement and each of the other Transaction Documents.

11.11	Announcements

No press release or other public announcement with respect to the Transactions, this Agreement or any of the other Transaction Documents is to be made by a Party unless and until the text of the announcement and the time and manner of its release have been approved by the other Parties. However, if a Party is bound by Law to make a press release or other public announcement, such Party may do so, notwithstanding the failure of the other Party(ies) to approve same, provided:

(a)

the other Party(ies) was given at least three Business Days prior written notice of the intention to make such announcement, and were given a reasonable opportunity to comment on the announcement during that period; and

(b)	the announcement merely relates the facts and then only to the extent necessary to satisfy the specific legal requirement.

11.12	Counterparts and Electronic Delivery

This Agreement may be executed in any number of separate counterparts, each of which shall be deemed to be an original. All such signed counterparts, taken together, shall constitute one and the same agreement. Delivery of an executed signature page to this Agreement by electronic means (including by facsimile or in PDF format) shall be as valid and effective as delivery of an originally or manually executed copy of this Agreement.

(signature page follows)

IN WITNESS WHEREOF the Parties have executed this Share Purchase Agreement.

HEXO CORP.

By:	/s/ Sébastien St-Louis
Name: Sébastien St-Louis Title: Chief Executive Officer

By:	/s/ Trent MacDonald
Name: Trent MacDonald Title: Chief Financial Officer

Sellers’ Representative:

PETER JAMES MONTOUR

Signature Page – Share Purchase Agreement

IN WITNESS WHEREOF the Parties have executed this Share Purchase Agreement.

HEXO CORP.

By:
Name: Title:

By:
Name: Title:

Sellers’ Representative:

/s/ Peter James Montour
PETER JAMES MONTOUR

Signature Page – Share Purchase Agreement

2831363 ONTARIO INC.

By:	/s/ Peter James Montour
Name: Peter James Montour Title: President

2831364 ONTARIO INC.

By:	/s/ Peter James Montour
Name: Peter James Montour Title: President

2831367 ONTARIO INC.

By:	/s/ Peter James Montour
Name: Peter James Montour Title: President

2831368 ONTARIO INC.

By:	/s/ Peter James Montour
Name: Peter James Montour Title: President

2831369 ONTARIO INC.

By:	/s/ Peter James Montour
Name: Peter James Montour Title: President

Signature Page – Share Purchase Agreement

2831371 ONTARIO INC.

By:	/s/ Peter James Montour
Name: Peter James Montour Title: President

2831380 ONTARIO INC.

By:	/s/ Richard Redekop
Name: Richard Redekop Title: President

2831386 ONTARIO INC.

By:	/s/ Richard Redekop
Name: Richard Redekop Title: President

Signature Page – Share Purchase Agreement

Principals:

/s/ Peter James Montour
Peter James Montour

/s/ Richard Redekop
Richard Redekop

/s/ Peter James Montour
Peter James Montour in his capacity as trustee for [Commercially Sensitive and/or Confidential Information Redacted]

/s/ Peter James Montour
Peter James Montour in his capacity as trustee for [Commercially Sensitive and/or Confidential Information Redacted]

/s/ Peter James Montour
Peter James Montour in his capacity as trustee for [Commercially Sensitive and/or Confidential Information Redacted]

/s/ Peter James Montour
Peter James Montour in his capacity as trustee for [Commercially Sensitive and/or Confidential Information Redacted]

/s/ Peter James Montour
Peter James Montour in his capacity as trustee for [Commercially Sensitive and/or Confidential Information Redacted]

Signature Page – Share Purchase Agreement

EXHIBIT 2.2(a)

ILLUSTRATIVE CALCULATION (WORKING CAPITAL)

[Commercially Sensitive and/or Confidential Information Redacted]

EXHIBIT 2.3

FORM OF ESCROW AGREEMENT

See attached.

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THIS ESCROW AGREEMENT is dated ●, 2021 and made between:

(1)	HEXO CORP., a corporation formed under the laws of the Province of Ontario (the “Purchaser”);

(2)	[●], [an individual residing at ●] (the “Sellers’ Representative”); and

(3)	COMPUTERSHARE TRUST COMPANY OF CANADA, a corporation formed under the laws of ● (the “Escrow Agent”).

RECITALS:

(A)

The Purchaser, the Persons listed in Schedule A hereto (collectively, the “Sellers”) and the Principals (as defined in the Purchase Agreement) have entered into a share purchase agreement dated May 28, 2021 (the “Purchase Agreement”) pursuant to which the Purchaser has agreed to purchase all of the issued and outstanding shares of 5048963 Ontario Inc. from the Sellers.

(B)

The Purchase Agreement provides that an escrow fund is to be established to secure the payment obligations of the Sellers in connection with any purchase price adjustments contemplated by the Purchase Agreement.

(C)	The Purchaser has agreed to deposit with the Escrow Agent an amount to be held in escrow and administered in accordance with the terms and conditions of this Agreement.

(D)	The Escrow Agent is willing to act as escrow agent on the terms set forth in this Agreement.

NOW THEREFORE in consideration of the mutual covenants and agreements contained in this Agreement and other good and valuable consideration (the receipt and sufficiency of which are acknowledged), the Parties agree as follows.

Article 1

Interpretation

1.1	Definitions

In this Agreement, the following words have the following meanings:

“Agreement” means this escrow agreement as it may be amended, restated, replaced or supplemented from time to time; and the words “Article” and “Section” followed by a number or letter mean and refer to the specified Article or Section of this escrow agreement.

“Business Day” means a day on which commercial banks are open for business in Toronto, Ontario but excludes a Saturday, Sunday or any other statutory or civic holiday in Toronto.

“Escrow Agent” has the meaning specified above the Recitals.

“Escrow Funds” has the meaning specified in Section 2.1 of this Agreement.

“Initial Escrow Amount” means $5,000,000 in lawful money of Canada.

“Interest” has the meaning specified in Section 2.4(a) of this Agreement.

“Joint Instruction” has the meaning specified in Section 2.3(a) of this Agreement.

“Parties” mean the Purchaser, the Sellers’ Representative and the Escrow Agent and their respective successors and permitted assigns.

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“Permitted Investments” has the meaning specified in Section 2.2 of this Agreement.

“Person” means a natural person, partnership, limited partnership, limited liability partnership, syndicates, sole proprietorship, corporation or company (with or without share capital), limited liability company, stock company, trust, unincorporated association, joint venture or other entity.

“Purchase Agreement” has the meaning specified in the Recitals.

“Purchaser” has the meaning specified above the Recitals.

“Sellers” has the meaning specified in the Recitals.

“Sellers’ Representative” has the meaning specified above the Recitals.

1.2	Gender and Number

In this Agreement, unless there is something in the subject matter or context inconsistent therewith, words importing the singular number only (including defined terms) include the plural and vice versa and words importing a gender include all genders and, in each case, the rest of any sentence including such words is to be construed as if the necessary grammatical changes had been made.

1.3	Certain Phrases

(a)

In this Agreement (i) the words “including” and “includes” mean “including (or includes) without limitation”, and (ii) in the computation of periods of time from a specified date to a later specified date, unless otherwise expressly stated, the word “from” means “from and including” and the words “to” and “until” each mean “to but excluding” and if the last day of any such period is not a Business Day, such period will end on the next Business Day.

(b)

When calculating the period of time “within” which or “following” which any act or event is required or permitted to be done or any notice given, the date which is the reference date in calculating such period is to be excluded from the calculation. If the last day of any such period is not a Business Day, such period will end on the next Business Day.

(c)

Without limiting the generality of the foregoing, whenever payments are to be made or an action taken on a day which is not a Business Day, such payment will be made or such action taken on the next Business Day.

1.4	Headings, Etc.

The inclusion of a table of contents, the division of this Agreement into Articles and Sections and the insertion of headings are for convenient reference only and are not to affect or be used in the construction or interpretation of this Agreement.

1.5	Governing Law

(a)	This Agreement is governed by and is to be interpreted and enforced in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein.

(b)

Each of the Parties irrevocably attorns and submits to the exclusive jurisdiction of the courts of Ontario located in the City of Toronto in any action or proceeding arising out of, or relating to, this Agreement. Each of the Parties waives objection to the venue of any action or proceeding in such court or any argument that such court provides an inconvenient forum.

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Article 2

Appointment of Escrow Agent

2.1	Appointment of the Escrow Agent

The Purchaser and the Sellers’ Representative hereby appoint the Escrow Agent to serve as escrow agent, and the Escrow Agent accepts such appointment on the terms set forth in this Agreement. The Escrow Agent acknowledges receipt from the Purchaser of the Initial Escrow Amount and agrees to hold the Initial Escrow Amount and all interest, dividends and other distributions and payments thereon (such amounts together with the Initial Escrow Amount, the “Escrow Funds”) in trust for the Purchaser and the Sellers subject to the terms of this Agreement.

2.2	Investment by Escrow Agent

The Escrow Agent shall invest the Initial Escrow Amount in a Canadian interest-bearing account or Canadian term deposit maintained or issued by a Canadian chartered bank chosen by the Escrow Agent (collectively, “Permitted Investments”). The Escrow Agent may sell, exchange, redeem and otherwise transfer all or any part of the Escrow Funds and reinvest the proceeds of such transfers in Permitted Investments. The Escrow Agent is also authorized and directed to sell, exchange, redeem and otherwise transfer all or any part of the Escrow Funds, without further instructions, as may be necessary from time to time to pay any amount required to be disbursed pursuant to this Agreement. The Escrow Agent will provide the Purchaser and the Sellers’ Representative, upon written request by either Party, with a statement showing all transactions involving the Escrow Funds up to and including the statement date. Promptly following the date on which all Escrow Funds are disbursed, the Escrow Agent will provide the Purchaser and the Sellers’ Representative with a final statement showing all transactions involving the Escrow Funds.

2.3	Distributions of Escrow Funds

(a)

The Escrow Agent shall only release the Escrow Funds to the Purchaser or the Sellers, as the case may be, pursuant to written instructions signed by both the Purchaser and the Sellers’ Representative indicating the amount of Escrow Funds to be released and the Person(s) to whom the Escrow Funds are to be released (a “Joint Instruction”).

(b)

Upon receipt of a Joint Instruction, the Escrow Agent shall release to the specified Person(s) the amount of Escrow Funds stipulated in the Joint Instruction. All payments by the Escrow Agent pursuant to this Section 2.3 shall be made by wire transfer to the account(s) specified in the Joint Instruction.

2.4	Interest on Escrow Funds

(a)	Any interest, dividends and other distributions and payments (collectively “Interest”) earned on the Escrow Funds shall accrue pro rata to the benefit of the Persons ultimately entitled to such funds.

(b)

If, for tax reporting purposes, the Escrow Agent is required to attribute Interest earned on the Escrow Funds to any Party prior to the full release of the Escrow Funds, the Escrow Agent shall attribute all such Interest to the Sellers. If such Interest is subsequently paid to the Purchaser, the Purchaser shall file such forms with the relevant tax authority as may be required to reflect its liability for such Interest. The Escrow Agent shall have no obligation with respect to tax reporting other than to deliver an annual statement of Interest earned to the Sellers’ Representative and the Purchaser.

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2.5	No Set-Off

The Escrow Funds are not subject to any set-off, counterclaim, recoupment or other rights which the Escrow Agent may have against any of the Parties or against any other Person for any reason whatsoever. The Escrow Funds are not the property of the Escrow Agent and shall not be subject to any lien, attachment or other judicial process of any creditor of the Escrow Agent.

2.6	No Requirement to Act

The Escrow Agent has the right not to act and will not be held liable for refusing to act unless it has received clear and reasonable documentation which complies with the terms of this Agreement. Such documentation must not require the exercise of any discretion or independent judgment on the part of the Escrow Agent. The Escrow Agent has the right not to act and will not be liable for refusing to act if, in its sole judgment, it determines that such act might cause it to be in non-compliance with any applicable anti-money laundering or anti-terrorist legislation or guidelines. Further, should the Escrow Agent, in its sole judgment, determine at any time that its acting under this Agreement has resulted in its being in non-compliance with any such legislation or guidelines, it may resign in accordance with Section 3.9 of this Agreement, provided that (a) the Escrow Agent’s resignation notice describes the circumstances of such non-compliance, and (b) if such circumstances are resolved to the Escrow Agent’s satisfaction within the ten Business Day period set out in Section 3.9, then such resignation will not be effective.

2.7	Sufficiency of Escrow Funds

The Purchaser and the Sellers’ Representative acknowledge and agree that the Escrow Agent is acting as a depositary only and the Escrow Agent has no obligation to ensure the sufficiency of the Initial Escrow Amount or the Escrow Funds. The Escrow Agent shall not be liable for any loss on the investment of the Escrow Funds made in accordance with this Agreement.

Article 3

Liability of the Escrow Agent

3.1	No Implied Duties

The duties and obligations of the Escrow Agent are determined solely by the express provisions of this Agreement, and no implied representations, warranties, covenants, obligations or duties are to be read into this Agreement against the Escrow Agent, nor shall it have, or be deemed to have, any duties under the provisions of any other agreement (including the Purchase Agreement) between the other Parties or any other Persons.

3.2	No Liability for Errors or Loss

The Escrow Agent is not liable for any error of judgment or mistake of fact or law, or any action taken, suffered or omitted by it in good faith in connection with this Agreement, except to the extent caused by its own gross negligence or wilful misconduct. Except in the case of its own gross negligence or willful misconduct, the Escrow Agent shall have no liability for any loss sustained as a result of any investment made in accordance with the terms of this Agreement or any liquidation or redemption of an investment prior to its maturity.

3.3	No Liability Where Reliance

The Escrow Agent may rely upon, and shall not incur any liability for acting or refraining from acting in good faith in reliance upon, any written instruction (including wire transfer instructions), notice, request, resolution, direction, certificate, approval or other paper or document, believed by it in

6

good faith to be genuine and duly authorized and presented by the proper Person. The Escrow Agent shall have no responsibility for determining the accuracy of any such paper or document.

3.4	Expert Advice

The Escrow Agent may employ such counsel, auditors and other experts as may, in its opinion, be necessary or desirable to properly discharge its duties under this Agreement and may pay any reasonable amounts required for such services. Any opinion or advice of such counsel, auditors or other experts is full authorization and protection with respect to any action taken, suffered or omitted by the Escrow Agent in good faith and in accordance with the opinion or advice of such counsel, auditors or other experts within the area of their respective expertise. The Escrow Agent is not responsible for the negligence or misconduct of such counsel, auditors and other experts except where the Escrow Agent did not exercise due care in their selection.

3.5	Force Majeure

The Escrow Agent shall not incur any liability for failing to perform any act or fulfill any duty, obligation or responsibility hereunder by reason of any occurrence beyond the reasonable control of the Escrow Agent (including any provision of any present or future law, any act of God or war, any epidemic or the unavailability of any wire or communication facility).

3.6	No Expenditure of Own Funds

Nothing in this Agreement requires the Escrow Agent to expend its own funds or otherwise incur financial liability in the performance of any of its duties or in the exercise of any of its rights or powers unless indemnified or reimbursed as provided in this Agreement.

3.7	Fees and Reimbursement of the Escrow Agent

The fees of the Escrow Agent are as set forth in Schedule B hereto. The Purchaser shall pay 100% of all fees owing to the Escrow Agent and shall reimburse it, upon request, for all reasonable expenses incurred by it under this Agreement.

3.8	Indemnification

The Purchaser shall indemnify the Escrow Agent for, and hold it harmless against, any loss, liability, claims, actions, damages or expenses incurred by it arising out of or in connection with the entering into of this Agreement and the performance of its obligations and the exercise of its rights hereunder, including the costs of defending itself against any claim or liability; provided the foregoing indemnity does not cover matters attributable to the Escrow Agent’s own gross negligence or wilful misconduct. The provisions of this Section 3.8 survive the termination of this Agreement and the final disbursement of the Escrow Funds or removal of the Escrow Agent pursuant to Section 3.9.

3.9	Removal and Resignation

(a)

The Escrow Agent may, at any time, be removed by joint written notice from the Purchaser and the Sellers’ Representative given not less than 20 days prior to the proposed date of removal. The Escrow Agent may, at any time, resign and be discharged of its obligations under this Agreement by giving written notice to the Purchaser and the Sellers’ Representative specifying the date of its resignation which shall be no less than 20 days after the date of such notice. Within 10 Business Days after giving the foregoing notice of removal to the Escrow Agent or of receiving the foregoing notice of resignation from the Escrow Agent, as the case may be, the Purchaser and the Sellers’ Representative shall jointly agree on and appoint a successor escrow agent, and provide written notice of such

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to the current Escrow Agent. If a successor escrow agent has not accepted such appointment by the end of the 10 Business Day period or if the Sellers’ Representative and the Purchaser fail to agree on a successor escrow agent, the Escrow Agent may, apply to a court of competent jurisdiction for the appointment of a successor escrow agent or for other appropriate relief.

(b)

Upon receipt of a notice identifying the successor escrow agent, the Escrow Agent shall deliver the Escrow Funds then held by it to the successor escrow agent and such successor shall become the Escrow Agent for purposes of this Agreement. Upon such delivery, the resigning Escrow Agent shall have no further duties or responsibilities of any nature or kind whatsoever under this Agreement.

Article 4

Miscellaneous

4.1	Representations and Warranties

Each of the Purchaser, the Sellers’ Representative and the Escrow Agent represents and warrants to the other Parties as follows:

(a)	it has the power and authority to enter into and perform its obligations under this Agreement;

(b)	this Agreement has been duly authorized, executed and delivered by it and constitutes a legal, valid and binding obligation, enforceable against it in accordance with its terms;

(c)	the execution, delivery and performance of this Agreement do not and will not result in a breach of, violate, or conflict with, any other agreement to which it is a party; and

(d)

the execution, delivery and performance of this Agreement do not require the consent, waiver, approval, license or authorization of, or any filing with, any governmental authority or other Person and will not result in a breach of, violate or conflict with, any order, law, judgment or restriction binding on it or any of its properties or assets.

4.2	Notices

Any notice, direction, consent or other communications given under this Agreement must be in writing and delivered by courier, by personal delivery or by electronic transmission (including by fax or email) as follows:

(a)	to the Purchaser at:

Hexo Corp.

3000 Solandt Rd

Kanata, ON K2K 2X2

Attention: [Commercially Sensitive and/or Confidential Information Redacted]

Telephone: [Commercially Sensitive and/or Confidential Information Redacted]

E-mail: [Commercially Sensitive and/or Confidential Information Redacted]

8

with a copy (which shall not itself constitute notice) to:

Norton Rose Fulbright Canada LLP

1 Place Ville Marie, Suite 2500

Montreal, QC H3B 1R1

Attention: Amar Leclair-Ghosh / Meghan Stewart

Telephone: (514) 847-4612 / (514) 847-4879

E-mail: amar.leclair-ghosh@nortonrosefulbright.com/meghan.stewart@nortonrosefulbright.com

(b)	to the Sellers’ Representative at:

●

Attention: ●

Facsimile: ●

Email: ●

with a copy (which does not constitute notice to the Sellers’ Representative) to:

Bennett Jones LLP

3400 One First Canadian Place

P.O. Box 130

Toronto, ON, M5X 1A4

Attention: Curtis Cusinato

Telephone: (416) 777-5774

Email: cusinatoc@bennettjones.com

(c)	to the Escrow Agent at:

●

Attention: ●

Facsimile: ●

Email: ●

Any such communication shall be deemed to have been given and received on the day on which it was so delivered or transmitted (if a Business Day, and if not, then the next succeeding Business Day) unless received after 5:00 pm (local time in the place of receipt) in which case it shall be deemed to have been given and received on the next Business Day.

In the case of a communication by email or other electronic means, if an autoreply is received indicating that the email is no longer monitored or in use, delivery must be followed by the dispatch of a copy of such communication pursuant to one of the other methods described above; provided however that any communication originally delivered by electronic means shall be deemed to have been given on the date stipulated above for electronic delivery.

A Person may change its address for service by notice given in accordance with the foregoing and any subsequent communication must be sent to such Person at its changed address.

9

4.3	Amendments

This Agreement may only be amended or otherwise modified by written agreement of all of the Parties.

4.4	Termination

This Agreement will terminate automatically once the Escrow Funds have been completely distributed in accordance with its terms. However, any indemnity and any other liability which has accrued prior to such termination will continue in full force and effect.

4.5	Waiver

The failure or delay by a Party in enforcing or insisting upon strict performance of any of the provisions of this Agreement does not constitute a waiver of such provision or in any way affect the validity of this Agreement (or any of its provisions) or deprive a Party of the right, at any time or from time to time, to enforce or insist upon strict performance of that provision or any other provision of this Agreement.

4.6	Severability

If any provision of this Agreement is determined by a court to be illegal, invalid or unenforceable, that provision will be severed from this Agreement and the remaining provisions will continue in full force and effect, without amendment.

4.7	Time of the Essence

Time is of the essence of this Agreement.

4.8	Successors and Assigns

This Agreement will become effective when executed by the Parties and after that time will be binding upon and enure to the benefit of the Parties and their respective successors and permitted assigns. Except as otherwise provided in Section 3.9 of this Agreement, neither this Agreement nor any of the rights, duties or obligations under this Agreement are assignable or transferable by a Party without the prior written consent of the other Parties. Any attempt to assign any of the rights, duties or obligations in this Agreement without such written consent is void.

4.9	Counterparts and Electronic Delivery

This Agreement may be executed in any number of separate counterparts, each of which shall be deemed to be an original. All such signed counterparts, taken together, shall constitute one and the same agreement. Delivery of an executed signature page to this Agreement by electronic means (including by facsimile or in PDF format) shall be as valid and effective as delivery of an originally or manually executed copy of this Agreement.

(signature page follows)

10

IN WITNESS WHEREOF the Parties have executed and delivered this Agreement.

HEXO CORP.

By:
Name: Title:

By:
Name: Title:

[SELLERS’ REPRESENTATIVE]

By:
[Name:]

COMPUTERSHARE TRUST COMPANY OF CANADA

By:
Name: Title:

By:
Name: Title:

(Signature Page to Escrow Agreement)

Schedule A

Sellers

• 2831363 Ontario Inc.

• 2831364 Ontario Inc.

• 2831367 Ontario Inc.

• 2831368 Ontario Inc.

• 2831369 Ontario Inc.

• 2831371 Ontario Inc.

• 2831380 Ontario Inc.

• 2831386 Ontario Inc.

Schedule B

Escrow Agent Fees

[NTD: To be completed by Escrow Agent.]

EXHIBIT 7.2(g)

FORM OF ESTOPPEL CERTIFICATE

See attached.

FORM OF ESTOPPEL CERTIFICATE

TO:	HEXO CORP. (the “Purchaser”) and its lenders and assigns

PROPERTY: ● (the «Property»)

RE: Lease dated _____________________ between _____________________ (the “Lessor”), ____________________________________ (the “Lessee”), as amended on _________________________, with respect to premises on the Property located at ___________________________ (collectively, the “Lease”).

The Lessor hereby certifies the following as of the date of this certificate:

1.	The Lease is in respect of premises on the Property [identified as Suite _______,] measuring ________ square feet (the “Leased Premises”).

2.	To the Lessor’s knowledge, the Leased Premises are being used for the purposes set out in the Lease. [Insert any exceptions] __________________________________________________________________

3.	To the Lessor’s knowledge, the Lease has not been assigned and the Leased Premises have not been sublet except as follows: [If none, state “none”] ___________________________________________________

4.

The term of the Lease commenced on __________, _____, and will expire on ______________, _____, exclusive of the following unexercised renewal options contained in the Lease: [If none, state “none”] _________________________________________________________________

5.	The Lease represents the entire agreement between the Lessor and the Lessee in respect of the Leased Premises and there have been no amendments except those indicated above.

6.	The Lessee must currently pay an annual base rent as follows:

6.1	of $_________________ for the period beginning on _________________ and terminating on ________________, in equal monthly instalments of _________________$.

and must pay the following base rent thereafter:

6.2	of $_________________ for the period beginning on _________________ and terminating on ________________, in equal monthly instalments of _________________$.

7.	[The Lessee must pay the amount of $_________________ monthly representing an estimate of additional rent for the current period of January 1st to December 31st, 2021]

8.

To the Lessor’s knowledge, there is no material default or material breach on the part of the Lessee under the Lease, nor is the Lessor aware of any event or condition that occurred which, with the passage of time, or the giving of notice, or both, would constitute a material default under or breach of the Lease by the Lessee, except as follows : [If none, state “none”] ____________________________________________________________________________

8.

Furthermore, there has been no waiver by the Lessor which, but for such waiver, would constitute a material default under the Lease, except as follows: [If none, state “none”] ____________________________________________________________________________

9.

The Lessor is not aware of any existing dispute, set-off, defense or counter-claim between the Lessor and the Lessee under or in respect of the Lease or the Property, except as follows : [If none, state “none”] ____________________________________________________________________________ ____________________________________________________________________________.

10.

There are no allowances, inducements or other similar amounts payable by the Lessor to the Lessee in virtue of the Lease which have not been paid on their respective due dates, except as follows: [If none, state “none”] ____________________________________________________________________________

11.

The Lessor has not received notice of any work order, notice or letter of non-compliance or other similar notices from any governmental authority in respect of the Property, except as follows: [If none, state “none”] _____________________________________________________________________________

This statement may be relied upon by the Purchaser, and any assignee of the Purchaser, and any lender to the Purchaser or any such assignee.

DATED as of the _____ day of ______________, 2021.

Signatory of the Lessor:

______________

Name:

EXHIBIT 7.2(j)

FORM OF NON-COMPETITION AGREEMENT

See attached.

THIS NON-COMPETITION AGREEMENT is dated ● and made between:

(1)	HEXO CORP., a corporation formed under the laws of Ontario (the “Purchaser”); and

(2)	[NAME OF SELLER], a corporation formed under the laws of Ontario (the “Seller”); and

(3)	[NAME OF PRINCIPAL], [an individual residing in the Province of Ontario][1] (the “Principal” and, collectively with the Seller, the “Covenantors”, and each a “Covenantor”).

RECITALS:

(A)

Pursuant to a share purchase agreement dated May 28, 2021 (the “Purchase Agreement”) between the Redecan Sellers (as defined below) and the Purchaser, the Redecan Sellers have agreed to sell to the Purchaser and the Purchaser has agreed to purchase from the Redecan Sellers, all of the issued and outstanding shares in the capital of 5048963 Ontario Inc. (the “Corporation”), the sole shareholder of each of 2526356 Ontario Inc. and 9037136 Canada Inc. which operate the Business (as defined below) (collectively, “Redecan”).

(B)	The Principal is the sole shareholder of the Seller.

(C)	Each Covenantor has derived, and will derive, substantial economic benefits from the transactions contemplated in the Purchase Agreement.

(D)

So that the Purchaser may realize the full value associated with its purchase of the Corporation pursuant to the Purchase Agreement, the Covenantors have agreed that they will refrain from competing with the Corporation and the Purchaser, all in accordance with the terms of this Agreement.

(E)

Each Covenantor has voluntarily entered into this Agreement and agrees that the limitations and restrictions set out in this Agreement are reasonable and not oppressive and are intended to protect the Purchaser’s substantial investment and legitimate business interests under the Purchase Agreement.

(F)

The Purchaser would not have acquired the shares of the Corporation and would not have entered into the other transactions and agreements contemplated by the Purchase Agreement without a commitment by the Covenantors to execute and deliver this Agreement.

NOW THEREFORE in consideration of the mutual covenants and agreements contained in this Agreement and other good and valuable consideration (the receipt and sufficiency of which are acknowledged), the Parties agree as follows:

Article 1

Interpretation

1.1	Definitions

In this Agreement, the following words have the following meanings:

“Affiliate” of any Person means any other Person who, directly or indirectly, controls, or is controlled by, or is under common control with, such Person, and for these purposes: (a) a body corporate is controlled by one or more Persons if (i) securities of the body corporate to which are attached more than 50% of the votes that may be cast to elect directors of the body corporate are

[1]	Note : to be adapted if a Principal is a trust

beneficially owned by the Person or Persons, and (ii) the votes attached to those securities are sufficient to elect a majority of the directors of the body corporate, (b) an association, partnership or other organization is controlled by one or more Persons if (i) more than 50% of the partnership or other ownership interests, however designated, into which the association, partnership or other organization is divided are beneficially owned by the Person or Persons, and (ii) the Person or Persons are able to direct the business and affairs of the association, partnership or other organization or the appointment of its management, (c) a body corporate, association, partnership or other organization is controlled by one or more Persons if the Person or Persons have, directly or indirectly, control in fact of the body corporate, association, partnership or other organization, and (d) a body corporate, association, partnership or other organization that controls another body corporate, association, partnership or other organization is deemed to control any body corporate, association, partnership or other organization that is controlled or deemed to be controlled by the other body corporate, association, partnership or other organization; and “control”, “controlled” and similar expressions have corresponding meanings.

“Agreement” means this non-competition agreement as it may be amended, restated, replaced or supplemented from time to time.

“Business” means the business of cultivation, production, processing, packaging, marketing, distribution and sale of Cannabis or products containing Cannabis, whether alone or together with any Cannabis Accessory, for adult-use and medical markets, carried on by Redecan on the date of execution of this Agreement and shall be deemed to include the production of gummies containing Cannabis or other products containing Cannabis that are in planning stages to be carried on by Redecan on the date of execution of this Agreement, and shall include the design, acquisition or operation of equipment for carrying out any of the foregoing.

“Business Day” means a day on which commercial banks are open for business in Toronto, Ontario but excludes a Saturday, Sunday or any other statutory or civic holiday in Toronto.

“Cannabis” has the meaning set out in Schedule 1 of the Cannabis Act and shall include (i) any class of Cannabis set out in Schedule 3 of the Cannabis Act and (ii) any cannabis extract, cannabis concentrate, cannabis topical and edible cannabis as such expressions are defined in the Cannabis Regulations;

“Cannabis Act” means the Cannabis Act, SC 2018, c. 16;

“Cannabis Accessory” has the meaning set out in the Cannabis Act;

“Cannabis Regulations” means the Cannabis Regulations (DORS / 2018-144);

“Confidential Information” has the meaning specified in Section 2.7.

“Corporation” has the meaning specified in the Recitals.

“Customers” means all Persons who are at this date, or were at any time during the twelve (12) months prior to the date hereof, customers or clients of Redecan.

“Parties” means the Covenantors and the Purchaser and any other Person who may become a party to this Agreement.

“Person” means a natural person, partnership, limited partnership, limited liability partnership, sole proprietorship, corporation or company, limited liability company, stock company, trust, unincorporated association, joint venture or other entity.

“Principal” has the meaning specified in the Recitals.

“Prospective Customers” means all Persons canvassed or solicited for purposes of becoming customers or clients of Redecan at any time during the past twelve (12) months.

“Purchase Agreement” has the meaning specified in the Recitals.

“Restricted Period” means (i) for each Covenantor other than a Director Nominee Covenantor, the period commencing on the date of this Agreement and ending on the date which is five (5) years after the date of this Agreement and (ii) for any Principal that acts as a director of Purchaser at any time during the five (5) year time period in (i) above (a “Director Nominee Covenantor”) and the applicable Seller for the purposes hereof, the period commencing on the date of this Agreement and ending on the later of: (a) five (5) years after the date of this Agreement and (b) two (2) years after the date such Director Nominee Covenantor has ceased to act as a director of the Purchaser.

“Restricted Territory” means Canada.

“Redecan” has the meaning specified in the Recitals.

“Redecan Sellers2” means, collectively, [2831363 Ontario Inc., 2831364 Ontario Inc., 2831367 Ontario Inc., 2831368 Ontario Inc., 2831369 Ontario Inc., 2831371 Ontario Inc., 2831380 Ontario Inc. and 2831386 Ontario Inc.]

“Seller” has the meaning specified in the Recitals.

“Suppliers” means all Persons, who at the date of this Agreement, or at any time within the twelve (12) month period prior to such date, supply, distribute or license any product or service to Redecan with respect to the Business.

1.2	Other Defined Terms

Capitalized terms used in this Agreement without definition have the respective meanings specified in the Purchase Agreement.

1.3	Gender and Number

In this Agreement, unless there is something in the subject matter or context inconsistent therewith (a) words in the singular number include the plural and vice versa, and (b) words importing the use of any gender include all genders where the context or party referred to so requires, and the rest of the sentence is to be construed as if the necessary grammatical changes had been made.

1.4	Certain Phrases

In this Agreement (a) the words “including” and “includes” mean “including (or includes) without limitation”, and (b) in the computation of periods of time from a specified date to a later specified date, unless otherwise expressly stated, the word “from” means “from and including” and the words “to” and “until” each mean “to but excluding” and if the last day of any such period is not a Business Day, such period will end on the next Business Day.

[2]	Note : to be adapted if a Seller is a trust.

1.5	Headings, Etc.

The division of this Agreement into articles and sections and the insertion of headings are for convenient reference only and are not to affect the interpretation of this Agreement.

1.6	Independent Legal Advice

The Parties and their respective counsel have participated jointly in the negotiation and drafting of this Agreement and have had full opportunity to review and consider the terms of this Agreement. In the event an ambiguity or a question of intent or interpretation arises, this Agreement is to be construed as if drafted jointly by the Parties. No presumption or burden of proof will arise in favour of any Party by virtue of the authorship of any provision of this Agreement.

1.7	Governing Law

This Agreement is governed by and is to be interpreted in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein. Each of the Parties irrevocably attorns and submits to the exclusive jurisdiction of the courts of Ontario located in the City of Toronto.

Article 2

Non-Competition And Other Covenants

2.1	Recitals

The Purchaser and each Covenantor represent and warrant to each other that the recitals set forth above are true in substance and in fact and that the purpose of this Agreement is to protect the legitimate interests of the Purchaser by providing, inter alia, for the broadest scope, the longest duration and the widest territory permitted by law.

2.2	Non-Competition

(a)

During the Restricted Period, the Covenantors shall not, on their respective behalf or on behalf of, or together with, any other Person, directly or indirectly, in any capacity whatsoever, including as an employer, employee, principal, agent, joint venturer, partner, shareholder or other equity holder, independent contractor, licensor, licensee, franchiser, franchisee, director, officer, investor, promoter, lender, guarantor, distributor or consultant or by or through an Affiliate of the Covenantor:

(i)

carry on, be engaged in, have any financial or other interest in, or be otherwise commercially involved in, any endeavour, activity or business in all or any part of the Restricted Territory which is the same as, or substantially similar to, or competes with the Business; or

(ii)

advise, assist, invest in, lend money to, guarantee the debts or obligations of, or permit the use of such Covenantor’s name by, any Person that carries on any endeavour, activity or business in all or any part of the Restricted Territory which is the same as, or substantially similar to, or competes with the Business.

(b)	The Parties acknowledge and agree that:

(i)	no proceeds shall be received or receivable by the Covenantors for granting the covenant in Section 2.2(a); and

(ii)	the covenant referred to in Section 2.2(a) is integral to the Purchase Agreement and has been granted to maintain or preserve the fair market value of Redecan and the Business.

2.3	Customers and Suppliers Non-Solicitation and Non-Interference

Without limiting the generality of Section 2.2 of this Agreement, during the Restricted Period and in all or any part of the Restricted Territory, the Covenantors shall not, on their respective behalf or on behalf of, or together with, any other Person, directly or indirectly, in any capacity whatsoever do or assist any Person in doing any of the following:

(a)

canvas, solicit or procure any business from any Customer, Prospective Customer or Supplier for the purpose of selling to such Customer, Prospective Customer or Supplier, as the case may be, any products or services which are the same as or substantially similar to any of those manufactured, distributed, designed or sold, as applicable, by the Business;

(b)

purchase from any Supplier, supplies or raw materials for the purpose of manufacturing, distributing, designing or selling any products or services which are the same as or substantially similar to any of those manufactured, distributed, designed or sold by the Business; or

(c)

interfere or attempt to interfere with the Business or direct or attempt to direct any Customer, Prospective Customer or Supplier away from the Business, for the purpose of reducing such Person’s business with the Business, or to restrict, limit, discontinue or cease considering purchasing or selling any products or services provided by or to the Business or to reduce such Person’s business with the Business, or to not grant any new business to the Business.

2.4	Non-Solicitation of Employees

Each Covenantor acknowledges that the employees of Redecan are critical to the success of the Business and that it is necessary to protect Redecan from the loss of such employees. Accordingly, during the Restricted Period, the Covenantors shall not, on their respective behalf or on behalf of, or together with, any other Person, directly or indirectly, in any capacity whatsoever do or assist any Person in doing any of the following:

(a)

offer employment to, solicit or attempt to solicit the employment of, hire or induce or otherwise encourage any Person who is an employee or who has been an employee within 6 months of the time of solicitation or hiring or inducement, as applicable, of Redecan to leave their position of employment or terminate their contractual arrangement (as applicable) or assist or encourage any such employee to accept employment or engagement elsewhere or otherwise entice away from the employment of Redecan any such employee;

provided, however, that:

(b)

nothing herein shall prohibit or restrict the Covenantors from soliciting or employing any such Person: (i) whose employment was terminated by Redecan without cause or (ii) who responds to general advertisements for employment not specifically directed towards such Person.

2.5	Portfolio Exception

Notwithstanding any other provision of this Agreement, the Covenantors (collectively) may together own, taking into account direct and indirect ownership and control, up to 5% in aggregate of the publicly traded voting or non-voting securities of any Person which engages in, or is otherwise affiliated with, a business which is the same as, substantially similar to, or competes with the Business provided that such Covenantor holds such interest as a passive investor.

2.6	Non-Disparagement

During the Restricted Period, each Covenantor covenants, undertakes and agrees that it shall not make or publish any written or oral public statement or remark that is intended to disparage the Purchaser, Redecan or the Business or any of their respective employees, officers, shareholders, directors, partners, representatives or agents, unless specifically required to do so by any applicable law or Governmental Authority (after giving the applicable member of the Purchaser or Redecan, as applicable, timely notice and sufficient opportunity to intervene, if practical and permitted by such applicable law or Governmental Authority).

2.7	Confidentiality

The Covenantors shall not, at any time, use or disclose to any Person, directly or indirectly, any secret, confidential or proprietary information concerning the Business or Redecan including, without limitation, (a) any reports, analyses, compilations, data, studies or other documents that include, incorporate, refer to, reflect or are based, in whole or in part, on any such information, and (b) Redecan’s processes, formulas, techniques, customer identities, preferences, requirements, reports and other sensitive customer information, profit margins, employee, vendor and supplier information, business or marketing plans or strategies, financial data and presentation or sales materials, technologies, computer programs, software and designs and inventions (collectively, “Confidential Information”); provided, however, that Confidential Information does not include any information that is in the public domain or is lawfully obtainable (including, without limitation, other than by a breach of this Agreement) from sources that are not prohibited from disclosing such information by a legal, contractual or fiduciary obligation. If the Covenantor is compelled to disclose any Confidential Information by judicial or administrative process or by other requirements of any applicable law, such Covenantor shall promptly notify the Purchaser in writing and shall disclose only that portion of such information that the Covenantor is advised by its counsel in writing is legally required to be disclosed; provided that the Covenantor shall use its reasonable best efforts to obtain an appropriate protective order or other reasonable assurance that confidential treatment will be accorded such information. Each Covenantor acknowledges that the Confidential Information is vital, sensitive, confidential and proprietary to the Business and Redecan, as the case may be.

2.8	Affiliates

The Covenantors shall cause each of their respective current and future Affiliates that is not a party hereto to abide by the restrictions contained in this Article 2 as if each such Affiliate was a party hereto as a Covenantor.

Article 3

Remedies

3.1	Reasonableness

Each Covenantor (a) has carefully considered with the assistance of its counsel the nature and extent of the restrictive covenants set forth in this Agreement, (b) expressly acknowledges that this Agreement is reasonable in all respects, and (c) irrevocably waives (and agrees not to raise) as a defence any issue of reasonableness (including the reasonableness of the Restricted Territory or the duration and scope of this Agreement) in any proceeding to enforce the provision of this Agreement.

3.2	Injunctive Relief

The Parties acknowledge and agree that Redecan and the Purchaser will suffer irreparable harm if a Covenantor breaches any of its obligations set out in this Agreement and that monetary damages will be inadequate compensation. Accordingly, each Covenantor agrees that, in the event of a breach or threatened breach by it of any of the provisions of this Agreement, the Purchaser shall be entitled to an interim injunction, interlocutory injunction and permanent injunction for the purposes of preventing or restraining any such breach.

3.3	Other Remedies

The right of the Purchaser to injunctive relief shall be in addition to any and all other remedies available to it and shall not be construed to prevent it from pursuing, either consecutively or concurrently, any and all other legal or equitable remedies available to it including the recovery of monetary damages.

Article 4

Miscellaneous

4.1	Notices

Any notice, direction, consent or other communications given under this Agreement must be in writing and delivered by courier, by personal delivery or by electronic transmission (including by fax or email) as follows:

(a)	to the Purchaser at:

Hexo Corp.

3000 Solandt Rd

Kanata, ON K2K 2X2

Attention: [Commercially Sensitive and/or Confidential Information Redacted]

Telephone: [Commercially Sensitive and/or Confidential Information Redacted]

E-mail: [Commercially Sensitive and/or Confidential Information Redacted]

with a copy (which shall not itself constitute notice) to:

Norton Rose Fulbright Canada LLP

1 Place Ville Marie, Suite 2500

Montreal, QC H3B 1R1

Attention:	Amar Leclair-Ghosh / Meghan Stewart
Telephone:	(514) 847-4612 / (514) 847-4879
E-mail:	amar.leclair-ghosh@nortonrosefulbright.com/ meghan.stewart@nortonrosefulbright.com

(b)	to the Seller at:

●

Attention: ●

Facsimile: ●

Email: ●

(c)	to the Principal at:

●

Attention: ●

Facsimile: ●

Email: ●

Any such communication shall be deemed to have been given and received on the day on which it was so delivered or transmitted (if a Business Day, and if not, then on the next succeeding Business Day) unless received after 5:00 pm (local time in the place of receipt) in which case it shall be deemed to have been given and received on the next succeeding Business Day.

In the case of a communication by email or other electronic means, if an autoreply is received indicating that the email is no longer monitored or in use, delivery must be followed by the dispatch of a copy of such communication pursuant to one of the other methods described above; provided however that any communication originally delivered by electronic means shall be deemed to have been given and received on the date stipulated above for electronic delivery.

A Person may change its address for service by notice given in accordance with the foregoing and any subsequent communication must be sent to such Person at its changed address.

4.2	Amendments

This Agreement may only be amended, supplemented or otherwise modified by written agreement of the Parties.

4.3	Waiver

The failure or delay by a Party in enforcing, or insisting upon strict performance of any of the provisions of, this Agreement does not constitute a waiver of such provision or in any way affect the validity or enforceability of this Agreement or deprive a Party of the right, at any time or from time to time, to enforce or insist upon strict performance of that provision or any other provision of this Agreement. Any waiver by a Party of any provision of this Agreement is effective only if in writing and signed by such Party.

4.4	Severability

The Parties agree that each of the covenants contained in Article 2 of this Agreement are separate and distinct. If any provision of this Agreement is determined by a court of competent jurisdiction to be illegal, invalid or unenforceable, that provision will be severed from this Agreement and the remaining provisions will continue in full force and effect, without amendment.

4.5	Time of the Essence

Time is of the essence of this Agreement.

4.6	Successors and Assigns

This Agreement will become effective when executed by the Parties and after that time will be binding upon and enure to the benefit of the Parties and their respective heirs, executors, legal representatives, successors and permitted assigns. Neither this Agreement nor any of the rights, duties or obligations under this Agreement are assignable or transferable by a Party without the prior written consent of the other Party. Any attempt to assign any of the rights, duties or obligations in this Agreement without such written consent is void.

4.7	Further Assurances

From time to time after the completion of the transaction of purchase and sale contemplated in the Purchase Agreement, each Party shall, at the request of the other Party, execute and deliver such additional assurances as may be reasonably required to effectively carry out the intent of this Agreement.

4.8	Third Parties.

Each Party to this Agreement intends that this Agreement will not benefit or create any right or cause of action in favour of, or on behalf of, any Person, other than the Parties to it, and no Person, other than the Parties to this Agreement, is entitled to rely on the provisions of this Agreement in any action, suit, proceeding, hearing or other forum.

4.9	Entire Agreement.

This Agreement constitutes the entire agreement between the Parties with respect to the competition and non-solicitation covenants of the Covenantors in connection with the transactions contemplated by the Purchase Agreement and supersedes all prior agreements, understandings, negotiations and discussions, whether oral or written, of the Parties in such connection. There are no representations, warranties, conditions or other agreements, express or implied, statutory or otherwise, between the Parties in connection with the subject-matter of this Agreement except as specifically set out in this Agreement.

4.10	Counterparts and Electronic Delivery

This Agreement may be executed in any number of separate counterparts, each of which shall be deemed to be an original. All such signed counterparts, taken together, shall constitute one and the same agreement. Delivery of an executed signature page to this Agreement by electronic means (including by facsimile or in PDF format) shall be as valid and effective as delivery of an originally or manually executed copy of this Agreement.

[Remainder of page intentionally left blank. Signature page(s) follow.]

IN WITNESS WHEREOF the Parties have executed and delivered this Agreement.

[SELLER]

By:
Name: Title:

[PRINCIPAL]

HEXO CORP.

By:
Name: Title:

Signature Page—Non-Competition Agreement

EXHIBIT 7.2(k)

FORM OF EMPLOYMENT AGREEMENT

See attached.

HEXO

OPERATIONS INC

CONTRACT OF EMPLOYMENT

BETWEEN:	HEXO Operations Inc.

(hereinafter referred to as the “Employer”)

AND:	[•]

(hereinafter referred to as the “Employee”)

(the Employer and the Employee are hereinafter collectively referred to as the “Parties”)

PREAMBLE

WHEREAS the Employer wishes to hire the Employee, such employment conditional on (i) the Employee completing a criminal record check to the sole satisfaction of the Employer and in accordance with applicable law; and (ii) the successful closing of the transaction contemplated in the share purchase agreement dated May 28, 2021 between HEXO Corp. and the persons set out as signatories to such Agreement;

WHEREAS the Employee wishes to accept the employment offer after having been informed of the Employer’s policies and conditions of employment;

WHEREAS the Parties wish to evidence their agreement in writing;

NOW THEREFORE, THE PARTIES AGREE AS FOLLOWS:

1.00	PREAMBLE

The preamble hereto shall form an integral part hereof.

2.00	OBJECT

2.01	Position Title

The Employer hereby hires the Employee as [●].

2.02	Main Duties and Responsibilities

Without being restrictive, and subject to modification (in the latter case, by prior notice from the Employer), the Employee’s main duties and responsibilities shall be as described in Schedule A.

2.03	Immediate Supervisor

The Employee shall report directly to [Sebastien St-Louis], or to any other person designated by the Employer.

2.04	Work Place

The Employee’s work place shall be located at [●] or at any other place as reasonably required for the efficient operation of the Employer’s business.

3.00	CONSIDERATION

3.01	Salary and Short Term Incentive Payments

[●]

3.02	Stock Options

[●]

3.03	Specific Benefits

The Employee’s position shall entitle the Employee to such benefits as the Employer may make available, and subsequently change, from time to time, at the Employer’s option. The Employee may be responsible for a portion of any health benefit coverage costs and 100% of Life Insurance, Accidental Death and Dismemberment and Long-Term Disability premiums (which are a non-taxable benefit). The Employer will undertake, on a best efforts basis, to have the waiting period with the benefit provider waived.

3.04	Vacation

The Employee shall be entitled to [●] weeks of paid vacation per fiscal year, accrued bi-weekly at the rate of [insert fraction of days of vacation accrued each bi-weekly period].

Each fiscal year of employment, the Employee shall use at least the minimum amount of paid vacation required to be taken under Ontario’s Employment Standards Act, 2000 and its regulations, as may be amended (the “ESA”).

A maximum of [●] days’ vacation accrued in excess of ESA requirements in a given fiscal year may be carried over from one fiscal year to the next, but must be used in the next fiscal year or they will be forfeited and not be payable. Any vacation that cannot be carried over will be forfeited and not be payable. Vacation accrued in excess of ESA requirements shall not be converted into a cash payout under any circumstances and may only be taken as paid vacation during employment with the Employer. Upon termination from employment, only unused and unpaid vacation under the ESA shall be payable.

Vacation scheduling shall require the immediate supervisor’s prior written consent. In addition, vacations shall be selected with due consideration to the prior choice of employees with more seniority and to the requirements of the Employer’s operations.

3.05	Official Paid Holidays

The Employee shall be entitled to paid public holidays, as recognized in the Province of Ontario under the ESA. If any of the public holidays fall during the Employee’s vacation, the Employee may take the paid holiday immediately at the end of his/her vacation or defer it to any other day to be used no later than December 31 of that same year.

3.06	Sick Leave

The Employee is eligible for sick leave, in accordance with the Employee’s ESA entitlements. For clarity, if the ESA requires paid sick leave, the Employee shall benefit from this but otherwise sick leave shall be unpaid. Except as may be limited by the provisions of the ESA, the Employer reserves its right to require evidence reasonable in the circumstances that the Employee is entitled to such leave.

3.07	Other Leaves

The Employee may be eligible for other paid or unpaid leaves of absence (e.g., pregnancy leave, parental leave, critical illness leave, bereavement leave, etc.) as prescribed by the ESA. These leaves shall be administered in accordance with the ESA.

4.00	SPECIFIC PROVISIONS

4.01	Employee’s Representations and Warranties

The Employee represents and warrants as follows in favour of the Employer, and the Employee further acknowledges that each and every one of the following representations and warranties constitutes an essential condition of this Agreement for the Employer, without which the Employer would not have contracted:

(a)	all the information contained in the Employee’s resume received from the Employee is true;

(b)

the Employee has not subscribed to any undertaking not to compete which is still in effect at the time of signing of this Agreement and which prohibits the Employee from working for the Employer or performing the duties contemplated in this Agreement;

(c)

the Employee has not subscribed to any undertaking not to solicit clients which is still in effect at the time of signing of this Agreement and which prohibits the Employee from soliciting new clients for the Employer’s benefit;

(d)

except for any duty of confidentiality that may exist at common law, the Employee has not subscribed to any other undertaking of confidentiality which is still in effect at the time of signing of this Agreement and which prohibits the Employee from using all of the Employee’s knowledge and experience; and

(e)

the Employee has not subscribed to any undertaking as regards intellectual property which prohibits the Employee from using any work created by the Employee (including programming codes, designs, drawings or other subject matter) for the Employer’s benefit.

4.02	Exclusivity

For the duration of the Employee’s employment with the Employer, the Employee shall not work for anyone else or be involved in any commercial or professional activity, in any capacity whatsoever, unless the Employee has obtained the Employer’s prior written consent.

4.03	Duties and Performance of Duties

The Employee shall at all times faithfully, efficiently, in good faith, with care and diligence, and to the best of the Employee’s skill, ability, experience and talents, perform all of the duties assigned to the Employee by the Employer or required of the Employee’s position as may be reasonably modified from time to time by the Employer at its sole discretion and upon prior notice to the Employee.

4.04	Refund of Expenses

The Employee shall be refunded for all reasonable business expenses incurred in the course of the Employee’s duties and in accordance with the Employer’s then applicable policies, upon presentation of the relevant vouchers and after approval by the Employee’s immediate supervisor, which expenses will have been pre-approved by the Employer when necessary according to the Employer’s policies.

4.05	Working Hours

The Employee’s working hours shall be during the Employer’s usual business hours. However, the said working hours will be determined according to the nature and scope of the Employee’s duties and responsibilities and according to the needs of the Employer’s operations, and may be subject to change, acting reasonably, as business needs require.

4.06	Use and Possession of the Employer’s Property

The Employee may have to use various items that belong to the Employer, such as tools, equipment and product samples, for work related purposes. The Employee shall use and keep the said items in a prudent and safe manner.

4.07	Deductions Authorized by the Employee

If, subject to the ESA:

(a)	the Employer has paid the Employee, in error, a sum of money greater than that agreed upon by virtue of this Agreement; or

(b)

the Employee owes a given amount of money to the Employer, for any given reason (e.g., excess advance on salary, loan of money, repayment on termination for vacation days taken prior to being accrued under this Agreement, etc.), then the Employee hereby authorizes the Employer to make one or more deductions from the Employee’s salary in order to correct the situation. If this Agreement terminates, the Employee hereby authorizes the Employer to deduct any sum due by the Employee from any amount payable by the Employer (salary, termination pay, severance pay, vacation pay or other), unless any other method of payment has been agreed upon by the parties prior to the termination of this Agreement. In any event, the Employee shall pay to the Employer any sum due to the latter, within ninety (90) calendar days after the Employer’s request. The Employee shall forthwith execute any requisite authorization to allow the Employer to make such deductions as are contemplated by this Section and further, if required, irrevocably consents to a Court or tribunal order allowing such deductions.

4.08	Confidentiality

(a)	For purposes of this Agreement, the following terms shall have the following meanings:

(i)

“Confidential Information” means any and all information, technology and materials, in whatever form (whether oral, written, electronic, digital or otherwise), tangible or intangible, whether disclosed to or learned, generated or developed by the Employee, relating in any manner to the business of or used or held by the Employer or any of its affiliates, including any and all trade secrets, technical information, business information, know-how, knowledge and data relating to the Employer’s business or affairs (whether past, present, planned or future). Confidential Information includes but is not limited to all information relating to: developments; discoveries; ideas; compositions; formulations; strains; varietals; treatments; extracts; plants; samples; designs; systems; software (including object code, source code, executables, macros, scripts, libraries, databases, tables, frameworks and files); data; research; methods; inventions; techniques; processes; growing methodologies; harvesting methodologies; customer information; financial information; marketing information; Intellectual Property Rights (as defined in Section 4.08(a)(ii) below); schematics; instruments; products; prototypes; machinery; projects; equipment; documents; files; photographs; computer printouts or outputs; drawings; manuals; sketches; notes; papers; records; specifications; employee and contractor personnel files and compensation (including details of the Employee’s remuneration and compensation) and other terms of engagement of the Employer’s contractors, employees and consultants; names and contact information of customers or prospective customers of the Employer and its affiliates; names, operating practices, contact information and related data regarding the Employer’s existing and potential vendors, suppliers, distributors, joint venture partners and affiliates; the marketing methods and plans of the Employer and its affiliates, licensors and licensees and related data and prices at which the Employer obtains or has obtained, or at which it sells or has sold, its products; any information which the Employer has a legal obligation to treat as confidential or treats as proprietary or designates as confidential, whether or not owned or developed by or for the Employer; any modification, derivative, advancement, embodiment or improvement to any of the foregoing; and any other information, ideas or materials relating to the past, present, planned or foreseeable business, products, developments, technology or activities of the Employer. For purposes of this Agreement, Confidential Information shall remain as such regardless of whether or not any Confidential Information is marked as confidential, proprietary or otherwise.

(ii)

“Intellectual Property Rights” means any and all copyrights, design rights, trade-marks, trade secrets and confidential information, patent rights, and other proprietary rights, which may subsist anywhere in the world, whether registered or unregistered, including all applications for registration or issuance of any of the foregoing, all priority and convention rights in any of the foregoing, and all rights to file any such applications.

(iii)

“Work Product” means any and all work product, documentation, materials, information, inventions, concepts, ideas, creations, works of authorship, processes, technology, formulas, compositions of matter, writings, designs, devices, algorithms, computer programs, discoveries, analyses, research, data, compilations, methods, writings, designs, developments, specifications, reports, drawings, diagrams, images, recordings, discoveries, and any modification, derivative, advancement, embodiment or improvement to any of the foregoing that relate in any manner to the actual or anticipated business, research, development or other affairs of the Employer or its affiliates, and that are made, conceived, developed, invented, authored, generated, compiled or developed by the Employee (alone or jointly with others), or result from or are suggested by any work performed by the Employee (alone or jointly with others) for or on behalf of the Employer or its affiliates, (i) during the term of the Employee’s employment with the Employer whether or not made, conceived or developed during regular business hours or (ii) after termination of the Employee’s employment if based on Confidential Information.

(b)

The Employee acknowledges that as part of the Employee’s employment duties, the Employee will receive, have access to, and will generate or develop for the Employer, Confidential Information. The Employee acknowledges the importance of maintaining the security and confidentiality of Confidential Information, both during the term of employment and indefinitely after employment ends, subject to the exceptions to confidentiality set out in Section 4.08(f) below.

(c)

The Employee acknowledges that all information generated, received or maintained by the Employee on or in connection with the premises or business or using equipment or materials of the Employer or its affiliates (including computer systems, networks and electronic or voice mail systems) is Confidential Information and the exclusive property of the Employer.

(d)	The Employee covenants that at all times during the term of this Agreement and at all times following termination of this Agreement for any reason (subject to Section 4.09(f) below):

(i)

the Employee shall maintain all Confidential Information in strict confidence for the benefit of the Employer, shall take all necessary precautions against unauthorized disclosure of the Confidential Information, and shall not directly or indirectly, disclose, allow access to, transmit, deliver or transfer any Confidential Information to any person or entity, except in the course of performing the Employee’s duties for the Employer and then only where the Employee has the Employer’s consent;

(ii)	the Employee shall not use, disclose or reproduce the Confidential Information except for the benefit of the Employer and as reasonably required in the performance of Employee’s employment duties;

(iii)

the Employee shall use all reasonable efforts to prevent the unauthorized reproduction, disclosure or use of Confidential Information by others and to promptly notify the Employer of any unauthorized acts of which the Employee becomes aware; and

(iv)

the Employee shall not remove or take from the Employer’s facilities, systems or records any originals or copies of any Confidential Information or originals or copies of proprietary material of any kind or description relating to the business and affairs of the Employer including work samples, Work Product or information about Work Product, except to the limited extent such activity is specifically with the knowledge and consent of the Employer and solely for the Employer’s benefit.

(e)

The Employee agrees that upon the earlier of a request by the Employer or the termination of this Agreement by either party for any reason, the Employee shall immediately return to the Employer in good condition, all the Employer’s property that is within the Employee’s possession or control, including any information used or distributed by the Employer, equipment, supplies, designs, keys, books, records, reports, files, manuals, and all Confidential Information which are in the Employee’s possession or control.

(f)

The confidentiality, non-disclosure and non-use provisions of this Agreement relating to Confidential Information shall not apply to particular information that the Employee can provide evidence to substantiate:

(i)	is or becomes readily available to the public through lawful means and without breach of this Agreement by the Employee;

(ii)	was rightfully in the Employee’s possession prior to the Employee’s employment with the Employer or prior to receipt of the information from the Employer (whichever is earlier);

(iii)

is disclosed to the Employee without confidential restrictions by a third party who rightfully possesses the information (without confidential or proprietary restrictions) and did not learn of it, directly or indirectly, from the Employer;

(iv)	is required to be disclosed by law or lawful order of a court or government agency, subject to the Employee’s compliance with Section 4.09(g) below; or

(v)	is permitted to be disclosed pursuant to applicable regulatory whistleblowing legislation.

Any particular information shall not be deemed to come under any of the exceptions set forth above in Section 4.08(f) merely because it is embraced by more general information that is or becomes subject to any of those exceptions. In addition, any particular combination of Confidential Information shall not be deemed to come under any of the exceptions set forth above in Section 4.08(f) merely because individual items of information are within any of the exceptions unless the entire particular combination itself can be reasonably be proven to fall within one of the exceptions set forth above in Section 4.09(f).

(g)

If the Employee is legally compelled to disclose any portion of the Confidential Information under applicable law or in connection with a lawful order of a court or government agency: (i) the Employee shall provide the Employer with prompt written notice of that fact, including in its notice the legal basis for the required disclosure and the nature of the Confidential Information that must be disclosed; (ii) the Employee shall cooperate fully with the Employer in obtaining a protective order or other appropriate protection that the Employer desires relating to the disclosure and subsequent use of the Confidential Information; and (iii) thereafter the Employee may disclose only that portion of the Confidential Information that is legally required to be disclosed.

(h)

If the Employee fails to abide by the provisions of this Section 4.08, the Employee shall compensate the Employer for any damage resulting therefrom, the whole without prejudice to the Employer’s other rights and recourses for the enforcement of the terms of this undertaking and for the prevention of any future breach thereof. The Employee acknowledges that the Employee’s failure to abide by the provisions of Section 4.08 will cause the Employer immediate, serious and irreparable injury. Consequently, the Employee acknowledges that in the event of such a breach, in addition to seeking damages from the Employee as stated hereinabove, the Employer shall have the right to forthwith apply to a court for the immediate issuance of an injunction.

(i)

The Employee also acknowledges that, in light of the above-mentioned considerations and the Employer’s operations to date, the provisions of this Section 4.08 are reasonable as to its content, scope and term. The Employee expressly acknowledges that Section 4.08 does not prevent the Employee from reasonably earning a living.

(j)

Notwithstanding the foregoing, the Employee shall be permitted to disclose details of the Employee’s remuneration and compensation to the Employee’s immediate family, legal counsel and financial advisors, on condition that they each undertake in advance to hold such information strictly confidential, without being in breach of this Section 4.08.

4.09	Intellectual Property

(a)

The Employee acknowledges and agrees that: (i) all Confidential Information and Work Product, including the Intellectual Property Rights in each of same, are and shall be the exclusive property of the Employer; and (ii) the Employee shall hold all of same in trust for the benefit of the Employer.

(b)

The Employee hereby assigns to the Employer without additional compensation, the Employee’s entire right, title and interest in and to: (i) all Confidential Information; (ii) all Work Product; (iii) all Intellectual Property Rights in any and all such Confidential Information and/or Work Product; and (iv) all benefits, privileges, causes of action and remedies relating to each of the foregoing set out in (i), (ii) and/or (iii) above, whether before or hereafter accrued (including the exclusive rights to apply for and maintain all registrations, renewals and/or extensions of intellectual property rights in same, to sue for all past, present or future infringements or other violations of any rights in any of the foregoing, and to settle disputes in respect of same and retain proceeds from any such actions).

(c)

The Employee agrees to promptly and fully disclose in writing to the Employer and to hold in confidence for the exclusive right, benefit and use of Employer, any and all Confidential Information and/or Work Product made, conceived, developed, invented, authored, generated or compiled by the Employee (alone or jointly with others). All records embodying Confidential Information and/or Work Product will be available to the Employer and remain the exclusive property of the Employer at all times and will be delivered to the Employer promptly upon termination of the Employee’s employment with the Employer (or promptly upon creation where arising thereafter based on Confidential Information).

(d)

The Employee will, at the Employer’s reasonable request and expense, and at no cost to the Employee: (i) sign all documents and do anything else which the Employer requests to secure, prove, enforce or evidence the Employer’s ownership of all rights, title and interest in and to the Confidential Information and Work Product, promptly and without additional payment to Employee; and (ii) perform, during or after the term of this Agreement, all acts deemed necessary or desirable by the Employer to assist it in obtaining and enforcing the full benefit, enjoyment, rights and title throughout the world in the Confidential Information and Work Product assigned or licensed to the Employer hereunder. Such acts may include, but are not limited to, execution of documents and assistance or cooperation in legal proceedings.

(e)

Should the Employer be unable to secure the Employee’s signature on any document necessary to apply for, prosecute, obtain, or enforce any patent, copyright, or other right or protection relating to any Confidential Information and/or Work Product, whether due to the Employee’s mental or physical incapacity or any other reason, the Employee hereby irrevocably designates and appoints the Employer and each of its duly authorized officers and agents as the Employee’s agent and attorney-in-fact, to undertake such acts in the Employee’s name as if executed and delivered by the Employee, and the Employee waives and quitclaims to the Employer any and all claims of any nature whatsoever that the Employee may now have or may later have for infringement of any Intellectual Property Rights in the Confidential Information and/or Work Product.

(f)

The Employee further waives all rights of paternity, integrity, honour, disclosure and withdrawal and any other rights that may be known as or referred to as “moral rights,” “artist’s rights,” “droit moral” or the like (collectively “Moral Rights”) in the Confidential Information and the Work Product, including the rights of attribution, integrity and association, and the right to restrain the use or reproduction of the

Work Product in any context and in connection with any product, service, cause or institution, effective at the time the particular Work Product is created.

(g)

The Employee covenants that he/she shall not, either during the term of this Agreement or thereafter, contest or assist any third party to contest, the Employer’s ownership of, or any of the Employer’s right, title and interest in and to, the Confidential Information, Intellectual Property Rights, or Work Product.

(h)

If the Employee fails to abide by the provisions of this Section 4.09, the Employee shall compensate the Employer for any damage resulting therefrom, the whole without prejudice to the Employer’s other rights and recourses for the enforcement of the terms of this undertaking and for the prevention of any future breach thereof. The Employee acknowledges that the Employee’s failure to abide by the provisions of Section 4.09 will cause the Employer immediate, serious and irreparable injury. Consequently, the Employee acknowledges that in the event of such a breach, in addition to seeking damages from the Employee as stated hereinabove, the Employer shall have the right to forthwith apply to a court for the immediate issuance of an injunction.

(i)

The Employee also acknowledges that, in light of the above-mentioned considerations and the Employer’s operations to date, the provisions of this Section 4.09 are reasonable as to its content, scope and term. The Employee expressly acknowledges that Section 4.09 does not prevent the Employee from reasonably earning a living.

4.10	Medical Examination

The Employer may, subject to the provisions of the Ontario Human Rights Code, require the Employee to undergo a medical examination by a doctor retained by the Employer in order to determine whether the Employee has a disability requiring accommodation and, if so, what the Employee’s medical restrictions requiring accommodation are.

4.11	Respect of Employer’s Policies

The Employee understands the importance of Good Manufacturing Practices and Standard Operating Procedures (SOPs). The Employee shall abide by all of the Employer’s current and future policies. The Employee understands that non-compliance is grounds for disciplinary measures and, depending on severity, could be grounds for immediate termination.

4.12	Training and Development Courses

The Employee is expected to maintain the Employee`s expertise at the cutting edge of technology in the Employee`s field.

The Employer may require the Employee, from time to time, to follow one or more training or development courses for purposes of the Employee’s employment. In such a case, in addition to paying the Employee’s salary, the Employer shall pay the reasonable transportation, lodging, registration and other costs of such a course, in accordance with the Employer’s policies.

4.13	Undertaking Not to Solicit Clients

(a)

Undertaking: For good and valuable consideration, particularly employment and continued status as an employee, the Employee undertakes in favour of the Employer not to directly or indirectly solicit the Employer’s clients for any purpose which does not relate to the performance of the Employee’s duties for and on behalf of the Employer and which is competitive with the business of the Employer. This undertaking shall apply whether the Employee solicits one of the Employer’s clients or whether one of the Employer’s clients solicits the Employee. The expression “Employer’s client” shall refer to any buyer or lessee of goods or services offered by the Employer and with whom the Employee has had business dealings with on the Employer’s behalf, or whom the Employee knows or ought to know was a client of the Employer in the 12 months preceding the end of the Employee’s employment at the Employer.

(b)	Territory: This undertaking shall apply to the following territory: the Province of Ontario.

(c)	Term: This undertaking in Section 4.13 shall apply for the entire term of this Agreement and for a further period of one (1) year following the termination of the said Agreement.

(d)

Default: If the Employee fails to abide by the obligations pursuant to this undertaking, the Employee shall compensate the Employer for any damage resulting therefrom, the whole without prejudice to the Employer’s other rights and recourses for the enforcement of the terms of this undertaking and for the prevention of any future breach thereof. The Employee acknowledges that the Employee’s failure to abide by this undertaking will cause the Employer immediate, serious and irreparable injury. Consequently, the Employee acknowledges that in the event of such a breach, in addition to seeking damages from the Employee as stated hereinabove, the Employer shall have the right to forthwith apply to a court for the immediate issuance of an injunction. If a court rules that this undertaking in Section 4.13 is too broad as to its content, scope or term, rather than voiding this undertaking, the said court shall be empowered to reduce the said content, scope or term to the maximum reasonable level.

(e)

Reasonableness: The Employee also acknowledges that, in light of the above- mentioned considerations and the Employer’s operations to date, this undertaking is reasonable as to its content, scope and term. The Employee expressly acknowledges that this undertaking does not prevent the Employee from reasonably earning a living.

4.14	Privacy

(a)

The Employee has no expectation of privacy regarding any information, items or material stored by the Employee at the Employer’s premises, including any data stored on the Employer’s computers (including any laptops, smartphones or other electronic device provided to the Employee by the Employer) or network, such as email. The Employer reserves the right to disclose and monitor communications made by the Employee using the Employer’s facilities and resources, whether electronic or physical, and reserves the right to search and enter all areas of the

Employer’s premises, including any locked desks or drawers. Without limiting the foregoing, the Employee further acknowledges that the full contents of the Employee’s email and stored data may be made known to other Employer employees as required in the normal course of Employer operations, both during and after Employee’s employment with the Employer.

(b)

The Employee hereby consents to the collection, processing, use, transmission and retention of personal information of the Employee, by the Employer, which is reasonably necessary for the purposes of administering and furthering the employment relationship between the Employee and the Employer. The Employee further agrees that in the event of a sale or transfer of all or part of the shares or assets of the Employer, the Employer may disclose to any potential acquiring organization the Employee’s personal information for the purposes of determining the value of the Employer and its assets and liabilities and to evaluate the Employee’s position in the Employer.

(c)

The Employer shall have the right to make any investigations that it reasonably deems necessary into the Employee’s personal and employment history (including checking employment references) for the purposes of determining the accuracy of the Employee’s representations and fitness for the position, both initially and on an ongoing basis for no more than 6 (six) months following the start of the Employee’s employment. The Employee hereby consents to such investigations. In the event that such investigations reveal a material discrepancy between the Employee’s representations and actual fact or a material issue with the Employee’s fitness for the position, such discrepancy shall constitute cause for the Employee’s termination.

(d)

The Employee also acknowledges that, in light of the above-mentioned considerations and the Employer’s operations to date, the provisions of this Section 4.14 are reasonable as to its content, scope and term. The Employee expressly acknowledges that Section 4.14 does not prevent the Employee from reasonably earning a living.

4.15	Undertaking Not to Compete

(a)

Undertaking: For good and valuable consideration, particularly employment and continued status as an employee, the Employee undertakes in favour of the Employer not to compete with the Employer, nor to participate in any manner whatsoever (whether directly or indirectly, or whether personally or through the intermediary of a legal or natural person) in another business that is substantially similar to the Employer’s business as of the date of this undertaking. Without limiting the generality of the foregoing, the Employee undertakes not to participate, whether as owner, partner, employee, director, officer, advisor, shareholder or investor, in any company whose business is substantially similar to the Employer’s business as of the date of this undertaking.

(b)	Territory: This undertaking shall apply for the following territory: the Province of Ontario.

(c)

Term: This undertaking shall apply for the entire term of this Agreement and for a further period of one (1) year following the termination of the said Agreement, except as noted in Section 4.20 below.

(d)

Default: If the Employee fails to abide by the obligations pursuant to this undertaking, the Employee shall compensate the Employer for any damage resulting therefrom, the whole without prejudice to the Employer’s other rights and recourses for the enforcement of the terms of this undertaking and for the prevention of any future breach thereof. The Employee acknowledges that the Employee’s failure to abide by this undertaking will cause the Employer immediate, serious and irreparable injury. Consequently, the Employee acknowledges that in the event of such a breach, in addition to seeking damages from the Employee as stated hereinabove, the Employer shall have the right to forthwith apply to a court for the immediate issuance of an injunction. If a court rules that this undertaking in Section 4.15 is too broad as to its content, scope or term, rather than voiding this undertaking, the said court shall be empowered to reduce the said content, scope or term to the maximum reasonable level.

(e)

Reasonableness: The Employee also acknowledges that, in light of the above- mentioned considerations and the Employer’s operations to date, this undertaking is reasonable as to its content, scope and term. The Employee expressly acknowledges that this undertaking does not prevent the Employee from reasonably earning a living.

4.16	Non-Disparagement

The Employee covenants and agrees that Employee shall not engage in any pattern of conduct that involves the making or publishing of written or oral statements or remarks (including the repetition or distribution of derogatory rumors, allegations, negative reports or comments) which are disparaging, deleterious or damaging to the integrity, reputation or goodwill of the Employer, unless permitted to do so in accordance with applicable regulatory whistleblowing legislation, permitted to do so in litigation concerning the parties’ rights under this Contract or required to do so by law or lawful order of a court or government agency.

4.17	Termination Without Cause and Resignation

(a)

Termination without cause: The Employer may terminate the Employee’s employment, at any time without cause, by providing the Employee with: [●] months’ working notice, or, pay in lieu of working notice, or combination of the two in the form of salary continuance (as set out below), or some combination of the two.

Salary continuance for the working notice and/or pay in lieu of working notice shall consist of: (i) [●] months’ salary; (ii) [●] months’ short-term incentive payments calculated as the STI earned in the previous 12 months divided by 12; (iii) [●] months’ benefits continuation subject to insurance carrier approval and (iv) reimbursement for all eligible expenses that have been incurred by the Employee and remain owing as of the effective termination date.

Should the Employee obtain re-employment of any time during the [●] month salary continuance period, the Employee is required to notify the Employer immediately, and the salary continuance payments will cease on the earlier of the last day of the [●] month salary continuance period, or, the day on which the Employee’s new employment commences.

Should the insurance carrier not agree to continue benefits for the full [●] months, then the Employer shall provide the Employee with the cash equivalent of maintaining such benefits for the outstanding portion of the [●] month period.

In no instance will the Employee receive less than their minimum statutory entitlements, including to notice of termination pay, severance pay (if any) or benefits continuance, as provided for in the ESA.

The Employee acknowledges that the terms and amounts as set out in this Section 4.17(a) constitute the Employee’s entire entitlements on termination without cause (including with respect to notice of termination), and that the Employee is not entitled to any further amounts whether under contract, statute or at common law.

(b)

Resignation: If the Employee wishes to resign, the Employee shall give the Employer written notice of resignation at least [●] ([●]) weeks prior to the Employee’s intended departure date. Should the Employer choose for the Employee not to work for some or all of this notice period, the Employee shall receive from the Employer pay in lieu of the unworked notice period and benefits continuation to the end of the notice period. The Employer shall also reimburse the Employee for all eligible expenses that have been incurred by the Employee and remain owing as of the effective resignation date.

4.18	Termination With Cause

The Employer may terminate the Employee’s employment with cause, at any time, without notice and without any further amounts owing to the Employee except accrued but unpaid salary and vacation pay, reimbursement for all eligible expenses that have been incurred by the Employee and remain owing as of the effective termination date, and any other minimum amounts and entitlements owed pursuant to the ESA. For clarity, the Employee will not be entitled to any short-term incentive payments attributed to the year within which the Employee’s employment is terminated for just cause. Any short-term incentive payments attributed to the year within which the Employee’s employment is terminated for just cause will be waived.

For the purpose of this Agreement, “cause” shall mean any reason that provides the Employer with the right to terminate the Employee’s employment without notice under the ESA.

4.19	Return of the Employer’s Property

Upon termination of this Agreement, or if otherwise requested by the Company for any reason whatsoever, the Employee shall immediately return to the Employer, at the address indicated at the beginning of this Agreement or at any other address indicated by the Employee’s immediate supervisor, all the items in the Employee’s possession that belong to the Employer. In particular, but without limiting the generality of the foregoing, the Employee shall return to the Employer all Work Product, Confidential Information, tools, equipment, samples, documentation, stationery, business cards, software, diskettes, manuals, product lists, price lists and client lists as well as all other materials created, used or in the Employee’s possession and belonging to the Employer. Moreover, the Employee shall not retain any copies or reproductions of any such materials.

4.20	Change of Control

(a)

If there is a Change of Control (as hereinafter defined) and either: (i) the Employee’s employment is terminated by the Employer on or within [●] ( [●]) months of the Change of Control; or (ii) the Employee resigns for Good Reason (as hereinafter defined) on or within [●] ( [●]) months of the Change of Control, the Employee shall be entitled to receive from the Employer, in addition to accrued but unpaid salary, short-term incentive payments, vacation pay and reimbursement for all eligible expenses that have been incurred by the Employee and remain owing as of the effective termination date, the Employee’s full entitlements under Section 4.17(a), provided however that, in such a case, the Employee’s pay in lieu of working notice shall be by way of lump sum and not salary continuance and shall not be subject to a duty to mitigate (the “Change of Control Severance Payment”). In addition, any granted but unvested stock options held by the Employee shall immediately vest and shall be exercisable for a period of ninety (90) days from the date the Employee ceases to be an employee of the Employer or resigns in accordance with the provisions of this Section 4.20. For clarity, the Employee is not entitled to double indemnity in respect of the Employee’s Section 4.17(a) entitlements.

(b)

For the purposes of this Section 4.20, a “Change of Control” means the occurrence of any one or more of the following transactions, whether accomplished in a single transaction or series of transactions: (i) any sale, exchange, conveyance or other disposition of securities of the Employer (other than through the issuance of equity securities by the Employer as part of a financing transaction), in a transaction or series of related transactions after giving effect to which more than fifty percent (50%) of the voting power or equity value of the Employer is held by holders of shares of the Company who were not shareholders (or affiliates thereof) immediately prior to the first of such transactions; (ii) a sale, lease, transfer, exclusive license or other disposition of all or substantially all of the Employer’s assets (other than a sale, lease, transfer, exclusive license or other disposition to a wholly-owned subsidiary of the Employer); (iii) a merger or consolidation involving the Employer; or (iv) any similar transaction or series of transactions.

(c)

For the purposes of this Section 4.20, “Good Reason” means the occurrence of any one or more of the following without the Employee’s prior written consent: (i) a change in the Employee’s duties and responsibilities such that the Employee is required to assume duties and responsibilities that are not consistent with, or to relinquish duties and responsibilities that are consistent with, those customarily and usually performed by an individual in the position of [●] and the duties and responsibilities previously performed by the Employee; (ii) a reduction in the Employee’s annual base salary of 10% or more; (iii) a material adverse change in upstream or downstream reporting relationships of the Employee, (iv) a relocation of the Employee’s primary work location to a location that is more than 50 kilometers away from where the Employee primarily works as of the date of this Agreement; (v) any material breach by the Employer of any provision of this Agreement; and (iv) any other reason that constitutes a constructive dismissal at common law.

(d)	To the extent that the Change of Control Severance Payment is to be paid in a lump sum, it shall be paid and satisfied in full by the Employer to the Employee within thirty (30) days after the date the Employee ceases to be an employee of the Employer or resigns in accordance with the provisions of Section 4.2020, and shall be in full satisfaction of any and all entitlement that the Employee may have to notice of termination or payment in lieu of such notice, severance pay, and any other payments to which the Employee may otherwise be entitled pursuant to the ESA, contract, statute or common law, provided that the Change of Control Severance Payment shall not be a lesser amount than that to which the Employee would otherwise be entitled under the ESA, in which case the Employee shall receive the amount payable under the ESA. The Employee acknowledges that this provision as to the Change of Control Severance Payment shall apply regardless of the years of service or any changes to compensation, title or seniority. Notwithstanding the above, in the event that the Employee commits a material breach of his/her obligations hereunder, the Employer’s obligation to make a Change of Control Severance Payment shall terminate and be of no further force or effect.

(e)

Upon termination or resignation, as applicable, of the Employee in connection with or following a Change of Control, the non-competition provisions of the Employment Agreement shall cease to have any force and effect.

5.00	GENERAL PROVISIONS

Unless otherwise stated in this Agreement, the following provisions shall apply.

5.01	“Force Majeure”

Neither party shall be considered to be in default pursuant to this Agreement if the fulfillment of all or part of its obligations is delayed or prevented due to “force majeure”. “Force majeure” is an external unforeseeable and irresistible event, making it absolutely impossible to fulfill an obligation.

5.02	Severability

If all or part of any section, paragraph or provision of this Agreement is held invalid or unenforceable, it shall not have any effect whatsoever on any other section, paragraph or provision of this Agreement, nor on the remainder of the said section, paragraph or provision, unless otherwise expressly provided for in this Agreement.

5.03	Notices

Any notice intended for either Party shall be deemed to be validly given if it is in writing and is sent by registered or certified mail, by bailiff or by courier service to such Party’s address as set forth in this Agreement, or to any other address which the Party in question may have indicated in writing to the other Party. A copy of any notice sent by e-mail shall also be sent according to one of the above-mentioned delivery modes.

5.04	Headings

The headings in this Agreement have been inserted solely for ease of reference and shall not modify, in any manner whatsoever, the meaning or scope of the provisions hereof.

5.05	Schedules

The Schedules attached to this Agreement shall be deemed to form an integral part hereof.

5.06	No Waiver

Under no circumstances shall the failure, negligence or tardiness of a Party as regards the exercise of a right or a recourse provided for in this Agreement be considered to be a waiver of such right or recourse.

5.07	Cumulative Rights

All rights set forth in this Agreement shall be cumulative and not alternative. The waiver of a right shall not be interpreted as the waiver of any other right.

5.08	Entire Agreement

This Agreement constitutes the entire understanding between the Parties. Declarations, representations, promises or conditions other than those set forth in this Agreement shall not be construed in any way so as to contradict, modify or affect the provisions of this Agreement.

5.09	Amendments

This Agreement shall not be amended or modified except by another written document duly signed by all the Parties.

5.10	Number and Gender

Where appropriate, the singular number set forth in this Agreement shall be interpreted as the plural number, and the gender shall be interpreted as masculine, feminine or neuter, as the context dictates.

5.11	Calculating Time Periods

In calculating any time periods under this Agreement:

(a)	the first day of the period shall not be taken into account, but the last one shall;

(b)	the non-juridical days, i.e. Saturdays, Sundays and public holidays, shall be taken into account; and

(c)	whenever the last day is a non-juridical day, the period shall be extended to the next juridical day.

5.12	Currency

The currency used for purposes of this Agreement shall be the lawful currency of Canada.

5.13	Governing Law

This Agreement shall be construed and enforced in accordance with the laws in force in the Province of Ontario.

5.14	Election of Domicile

The Parties agree to elect domicile in the judicial district of [Ottawa, Ontario], Canada for the hearing of any claim arising with respect to the interpretation, application, performance, term, validity or effects of this Agreement.

5.15	Counterparts

Each counterpart of this Agreement shall be considered to be an original when duly signed by all the Parties, it being understood, however, that all of these counterparts shall constitute one and the same Agreement.

5.16	Elapsed Time

Whenever one of the Parties fails to fulfill an obligation under this Agreement within a stipulated deadline, the mere lapse of time shall constitute a formal notice of default to the said Party.

6.00	EFFECTIVE DATE

This Agreement shall become effective as of [•]. Notwithstanding that this Agreement shall only become effective as of [•], the Employer shall recognize the Employee’s prior service with Redecan, which commenced on [DATE], for all purposes.

7.00	TERM

The term of this Agreement shall continue unless terminated pursuant to its terms.

8.00	ACKNOWLEDGEMENT BY THE PARTIES

THE PARTIES HEREBY ACKNOWLEDGE AS FOLLOWS:

(A)	DUE NEGOTIATIONS TOOK PLACE BETWEEN THEM PRIOR TO THE DRAFTING OF THIS AGREEMENT;

(B)	THIS AGREEMENT TRULY AND COMPLETELY DEFINES THE UNDERSTANDING REACHED BETWEEN THEM;

(C)	EACH AND EVERY ONE OF THE PROVISIONS OF THIS AGREEMENT IS LEGIBLE;

(D)	THEY DID NOT ENCOUNTER ANY DIFFICULTIES IN UNDERSTANDING THE PROVISIONS OF THIS AGREEMENT;

(E)	BEFORE SIGNING THIS AGREEMENT, EACH PARTY HAD THE OPPORTUNITY TO CONSULT A LEGAL ADVISER; AND

(F)	EACH PARTY OBTAINED A COPY OF THIS AGREEMENT IMMEDIATELY AFTER IT WAS SIGNED BY ALL THE PARTIES.

[Remainder of page intentionally left blank. Signature page follows.]

IN WITNESS WHEREOF the parties have executed this Agreement.

SIGNED IN [●] PROVINCE OF ONTARIO

ON THE [●] DAY OF [●].

HEXO Operations Inc.

By:
[Name] [Title]

THE EMPLOYEE

Witness	Name

EXHIBIT 7.2(m)

FORM OF TRANSITION SERVICES AGREEMENT

See attached.

TRANSITIONAL SERVICES AGREEMENT

THIS TRANSITIONAL SERVICES AGREEMENT (this “Agreement”) is made effective as of the [●] day of [●], 2021,3

BETWEEN:

HEXO CORP., a corporation formed under the laws of the Province of Ontario

(the “Purchaser”)

AND:

[●]4

(the “Consultant”)

The Purchaser and the Consultant referred to collectively as the “Parties” and each individually as a “Party”.

RECITALS:

A.

Pursuant to a share purchase agreement dated as of the 28th day of May, 2021 (the “Share Purchase Agreement”) between the Purchaser and the Sellers, the Purchaser agreed to purchase from the Sellers, and the Sellers agreed to sell to the Purchaser, all of the issued and outstanding shares of 5048963 Ontario Inc. (the “Corporation”), on the terms and conditions contained in the Share Purchase Agreement.

B.

The services used in the Business (as such term is defined in the Share Purchase Agreement), more particularly described in Schedule “A” hereto (the “Transitional Services”), have been provided by the Consultant to the Sellers prior to the Closing (as such term is defined in the Share Purchase Agreement) through or pursuant to existing informal or formal arrangements, understandings and commitments among the Consultant, the Sellers and the Corporation, but will not be transferable or replaceable by the Purchaser or the Sellers at the time of Closing.

C.

In connection with the Share Purchase Agreement, and in order to allow for an orderly transition of the operation of the Business from the Sellers to the Purchaser, and the orderly continuation of the operation of the Business by the Purchaser after the Closing, the Consultant has agreed to make the Transitional Services available to the Purchaser during the Transitional Period (as hereinafter defined).

D.	Capitalized terms used herein but not defined shall have those terms attributed to them in the Share Purchase Agreement.

[3]	To be dated as of the “Closing Date” (as defined in the Share Purchase Agreement).
[4]	Individuals identified in the Disclosure Letter to the Share Purchase Agreement.

NOW, THEREFORE, in consideration of the mutual covenants and agreements hereinafter contained and contained in the Share Purchase Agreement, the Parties hereby agree as follows:

ARTICLE I

AGREEMENT TO PROVIDE TRANSITIONAL SERVICES DURING THE TRANSITIONAL PERIOD

1.1 Provision of Services. The Consultant hereby agrees to make the Transitional Services available to the Purchaser during the Transitional Period at the rates set forth in Schedule “A” hereto (the “Fees”). The Consultant shall issue monthly invoices relating to the Transitional Services provided to the Purchaser hereunder and the Purchaser shall pay such invoices within thirty (30) days of the date of receipt. Nothing in this Agreement shall be construed as reducing, or otherwise affecting or changing the Purchase Price as described in the Share Purchase Agreement.

1.2 Transitional Period. For all purposes hereof, the term “Transitional Period” shall mean that time period as set out on Schedule “A” in respect of the Transitional Services commencing at the time of Closing. The Purchaser may request in writing an extension of the Transitional Period as to any or all of the Transitional Services, and the Consultant shall have the right, but not the obligation, to agree to any such extension. The terms of any extension of the Transitional Period shall be as mutually agreed upon in writing by the Purchaser and the Consultant. The Purchaser may terminate this Agreement or any Transitional Service at any time upon providing the Consultant with sixty (60) days written notice of its intention to terminate this Agreement or a particular Transitional Service.

1.3 Manner of Providing Transitional Services. Unless otherwise agreed in writing by the Parties, the Transitional Services will be provided to the Purchaser (or any affiliate thereof, including the Corporation) during the Transitional Period by the Consultant: (i) in a manner that is substantially consistent with the manner in which such Transitional Services were generally provided by the Consultant to the Corporation prior to the Closing Date (as such term is defined in the Share Purchase Agreement), (ii) in compliance with any lawful instructions given to the Consultant by the Purchaser, and (iii) with substantially the same degree of care as the Consultant previously utilized in rendering such services to the Corporation prior to the Closing Date. The Consultant hereby represents and warrants that it has the full legal right and authority to provide the Transitional Services during the Transitional Period as provided under this Agreement.

1.4 Independent Contractor Status. The Consultant shall act under this Agreement solely as an independent contractor and not as an agent of the Purchaser. The Consultant hereby agrees that unless specifically authorized in writing to do so in advance by the Purchaser: (i) it will not enter into any contracts on behalf of the Purchaser, or (ii) hold itself out to third parties as being a representative of the Purchaser.

1.5 Force Majeure. The obligations of either Party with respect to the provision or receipt of any of the Transitional Services under this Agreement shall be suspended during the period and to the extent that the Consultant is prevented or hindered from providing such Transitional Services, or the Purchaser is prevented or hindered from receiving such Transitional Services, due to any of the following causes beyond such Party’s reasonable control (such causes, “Force Majeure Events”): (i) acts of God; (ii) flood, fire or explosion, epidemics and pandemic, including the 2019 novel coronavirus (COVID-19) pandemic, but only to the extent there is a material escalation in respect thereof after the date of this Agreement; (iii) war, invasion, riot or other civil unrest; (iv) actions, embargoes or blockades in effect on or after the date of this Agreement; (v) national or regional emergency; (vi) strikes, labor stoppages or slowdowns or other industrial disturbances; (vii) shortage of adequate power or transportation facilities; or (viii) any other event which is beyond the reasonable control of such Party. The Party suffering a Force Majeure Event shall give notice of suspension as soon as reasonably practicable to the other Party stating the date and extent of such suspension and the cause thereof, and the Party providing such Transitional Service shall resume the performance of its obligations as soon as reasonably practicable after the removal of the cause. Notwithstanding the immediately preceding sentence, the Party suffering the Force Majeure Event shall use its commercially reasonable efforts to: (x) overcome the effects of the Force Majeure Event; (y) mitigate the effect of any delay occasioned by any Force Majeure Event; and (z) ensure resumption of normal performance of this Agreement as soon as reasonably practicable and shall perform their obligations to the maximum extent practicable. Neither Party shall be liable for the non-performance or delay in performance of its respective obligations under this Agreement when such failure is due to a Force Majeure Event, provided that it otherwise complies with this Section 1.5.

1.6 Indemnity.

(a)

Except as expressly set forth herein, the Purchaser hereby disclaims all representations, conditions and warranties of any kind, whether implied, expressed, statutory or otherwise with respect to the Transitional Services, including any implied representation, condition or warranties of merchantability, quality, title, noninfringement, sufficiency, suitability, workmanship, and fitness for a particular purpose.

(b)

To the maximum extent permitted by law, and except for claims with respect to fraud, gross negligence or breach of Section 1.3, the liability of the Consultant with respect to this Agreement or anything done in connection herewith, including but not limited to the performance or breach of this Agreement, or from the sale, delivery, provision or use of the Transitional Services provided under or covered by this Agreement, whether in contract, tort (including negligence or strict liability) or otherwise, shall not exceed the fees previously paid to the Consultant by the Purchaser in respect of the Transition Services from which such liability flows.

(c)

In no event shall the Consultant have any liability under any provision of this Agreement for any punitive, incidental, consequential, special, exemplary or indirect losses, liabilities, damages relating to the breach or alleged breach of this Agreement nor for any loss or diminution of revenue, profits, savings, business reputation, opportunity, data, or value relating to the breach or alleged breach of this Agreement whether direct, punitive, incidental, consequential, special, exemplary or indirect losses, liabilities, damages or any damages based on any type of multiple, whether based on statute, contract, tort or otherwise, except to the extent that such losses, liabilities, or damages have been determined by a court of competent jurisdiction to be reasonably foreseeable and a natural and probable consequence of the related breach.

1.7 Limitation on Claims. Except for claims arising from the Consultant’s fraud, gross negligence or breach of Section 1.3, no claim may be made or suit instituted by the Purchaser under this Agreement after 5:00 p.m. (Toronto time) on the Business Day falling twelve (12) months after the date upon which the Transitional Services cease to be provided hereunder or the date upon which this Agreement terminates, whichever is earlier.

1.8 Equitable Remedies. The Parties are entitled to seek all equitable remedies available to the Parties under applicable law to ensure the full compliance by, and the delivery and performance of the obligations of, the Parties under the transactions contemplated in this Agreement, including without limitation, specific performance, temporary or permanent injunctive relief and any other court orders.

ARTICLE II

MISCELLANEOUS

2.1 Notices. Any notices, consents, or approvals (each a “Notice”, collectively “Notices”) required or permitted by this Agreement shall be provided by electronic transmission to the applicable email addresses set out below. Any Notice so given will be deemed to have been received on the day of transmission if it is a Business Day (as such term is defined in the Share Purchase Agreement) provided it was transmitted prior to 5:00 p.m. (recipient time) on such day, or if later, the following Business Day). Such Notices shall be provided to the following e-mail addresses:

i.	of the Purchaser are as follows: Hexo Corp.

E-Mail Addressee: [Commercially Sensitive and/or Confidential Information Redacted]

Telephone: [Commercially Sensitive and/or Confidential Information Redacted]

E-Mail Addresses: [Commercially Sensitive and/or Confidential Information Redacted]

ii.	of the Consultant are as follows:

E-Mail Addressee: [●]

Telephone: [●]

E-Mail Address: [●]

2.2 Change of E-Mail Address or Addressee. Any Party may from time to time change its e-mail address and/or e-mail addressee by giving notice to the other Party in the manner provided by Section 2.1.

2.3 Further Assurances. The Parties shall do all such further acts and things and execute and deliver all such assurances and other documents and writings as may be required from time to time in order to fully carry out the terms, provisions and intent of this Agreement.

2.4 Severability. If any covenant or provision of this Agreement is determined to be void or unenforceable in whole or in part, it shall not be deemed to affect or impair the validity of any other covenant or provision of this Agreement.

2.5 Governing Law. This Agreement shall in all respects be governed and construed, interpreted and enforced in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein. Each of the Parties hereto irrevocably attorns to the exclusive jurisdiction of the courts of the Province of Ontario located in the city of Toronto.

2.6 Counterpart. This Agreement may be executed and delivered by the Parties in separate counterparts and by facsimile, PDF or other electronic means, each of which when so executed and delivered shall be deemed an original, and all of which, when taken together, shall constitute one and the same agreement.

2.7 Assignment. This Agreement shall not be assigned in whole or in part by either Party hereto without the prior written consent of the other Party hereto, which consent may be withheld in such Party’s sole discretion.

2.8 Enurement. This Agreement shall enure to the benefit of and be binding upon the Parties and their respective successors, heirs, legal representatives and permitted assigns.

2.9 Entire Agreement. Other than the Share Purchase Agreement, this Agreement constitutes the entire agreement between the Parties hereto with respect to the subject matter hereof and supersedes and replaces any and all prior agreements, undertakings, representations or negotiations pertaining thereto.

2.10 Currency. Unless otherwise indicated, all references to “$” or “dollars” shall refer to the lawful currency of Canada.

2.11 Headings, Extended Meanings. The headings in this Agreement are inserted for convenience of reference only and shall not constitute a part hereof and are not to be considered in the interpretation hereof. In this Agreement, words importing the singular include the plural and vice versa; words importing the masculine gender include the feminine and vice versa; and words importing persons include firms or corporations and vice versa.

[Remainder of Page Intentionally Left Blank. Signature Page Follows.]

IN WITNESS WHEREOF the Parties have executed this Transitional Services Agreement as of the date first above written.

HEXO CORP.

Per:

	Name: Title:		[●]
Witness:

Name:

SCHEDULE “A”

TRANSITIONAL SERVICES, TRANSITIONAL PERIOD, AND FEES

[Commercially Sensitive and/or Confidential Information Redacted]

EXHIBIT 7.2(o)

FORM OF INTELLECTUAL PROPERTY ASSIGNMENT AGREEMENT

See attached.

SCHEDULE [●]

INTELLECTUAL PROPERTY ASSIGNMENT AGREEMENT

Intellectual Property Assignment Agreement (the “Agreement”) dated [●], 2021 (the “Effective Date”) by [Name of Consultant], an individual residing at [Insert Address] in the Province of Ontario (the “Assignor”), and [9037136 Canada Inc., o/a RedeCan], a corporation existing under the laws of Canada (the “Assignee”).

RECITALS:

a)

WHEREAS Assignor has provided consulting services in the field of [Commercially Sensitive and/or Confidential Information Redacted] to Assignee from [Insert Start Date] to [Insert End Date] (the “Prior Consulting Services”).

b)

WHEREAS Assignor will continue to provide services that are the same or similar to the Prior Consulting Services to Assignee or an affiliate of Assignee, under a transition services agreement (the “Transition Services Agreement”) to be entered into between Assignor and Assignee or an affiliate of Assignee (the “Consulting Services”).

c)	WHEREAS Assignor, in connection with providing the Prior Consulting Services and the Consulting Services, may have created, and may create, respectively, Intellectual Property (as defined below).

d)

WHEREAS Assignor wishes to transfer, convey, assign and deliver to Assignee, and Assignee wishes to acquire all of Assignor’s entire right, title and interest in and to any and all Intellectual Property (as defined below) created by Assignor in connection with the Prior Consulting Services and any Intellectual Property that may be created by Assignor during the execution of the Consulting Services (the “Assigned Intellectual Property”).

e)	WHEREAS Assignor is employed by [x], a corporation existing under the laws of the Province of Ontario (“[x]”).

f)

AND WHEREAS [x] has concurrently signed an IP Acknowledgment wherein it acknowledges and agrees to the assignment of the Assignor’s right, title and interest in and to the Assigned Intellectual Property to the Assignee.

NOW, THEREFORE, in consideration of the entering into of the Transition Services Agreement and other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged:

1.

Assignor hereby irrevocably sells, transfers, conveys, assigns and delivers unto Assignee all of Assignor’s worldwide entire right, title and interest in and to the Assigned Intellectual Property, the same to be held by Assignee as fully and entirely as the same could have been held and enjoyed by Assignor if this assignment had not been made, this including the assignment of the right to take action and recover damages, settlements and proceeds in respect of any infringement of the rights of Assignor in and to the Assigned Intellectual Property that took place prior to the date of this

Agreement. Assignor agrees that the assignment in this section 1 includes a present conveyance to Assignee of Assigned Intellectual Property not yet in existence.

2.

For the purposes of this Agreement, “Intellectual Property” means any and all intellectual property, and rights therein, of every kind and nature, including (a) issued patents and patent applications, inclusive of any and all further applications for patents, design registration, utility model registration, or other forms of similar protection in any country or countries, together with the right to any continuations, continuations-in-part, or divisional applications; re-issuances, and re-examinations of any of the foregoing; any and all rights of priority derived therefrom any of the foregoing; and the right to claim priority under the Paris Convention to any of the foregoing; (b) trademarks, certification marks, logos, trade dress, trade names, and other similar indicia of source or origin, together with the goodwill connected with the use of and symbolized by the foregoing; (c) copyrights and moral rights, and other rights of attribution with respect thereto; (d) trade secrets and confidential and proprietary information, including know-how, inventions, invention disclosures, processes, formulae, discoveries, recipes, ingredients, designs, techniques, specifications, data, databases, collections of data, software (including source code and object code), models, and methodologies, and (e) all applications and registrations for any of the items in any of the foregoing clauses (a)-(d).

3.

Assignor hereby permanently and irrevocably waives all rights it may have under the laws of any country in and to the Assigned Intellectual Property in favour of Assignee, and all persons who may hereinafter use, modify or do anything to or with the Assigned Intellectual Property, or any part thereof, that would or might, but for this waiver, constitute a breach of Assignor’s moral rights or any rights anywhere in the world.

4.

During the course of the execution of the Consulting Services, Assignor covenants that it will not incorporate, or permit to be incorporated, into any Assigned Intellectual Property, any inventions, original works of authorship, developments, improvements or trade secrets known to Assignor that to the reasonable knowledge of Assignor, constitute the Intellectual Property of a third-party other than [Commercially Sensitive and/or Confidential Information Redacted] or 9037136 Canada Inc., (o/a RedeCan) without Assignee’s prior written consent.

5.	Assignor represents and warrants to the Assignee that:

a.	he has the right to enter into this Agreement, to grant the rights granted herein and to perform fully all of his obligations in this Agreement;

b.	he will perform his duties and obligations hereunder in a careful, diligent, professional, proper, efficient and business-like manner;

c.

he is under no obligation or restriction, nor will he assume any such obligation or restriction, which would in any way interfere or be inconsistent with, or present a conflict of interest concerning the Consulting Services to be furnished by him under this Agreement;

d.	the Assignee will receive good and valid title to all Assigned Intellectual Property, free and clear of all encumbrances and liens of any kind; and

e.

all Assigned Intellectual Property is and shall be Assignor’s original work (except for material in the public domain or provided by the Assignee) and, to the Assignor’s knowledge, does not violate or infringe upon the Intellectual Property right or any other right whatsoever of any person, firm, corporation or other entity.

6.

Assignor further agrees, from time to time, to communicate to the Assignee or its representatives or nominees any facts known to the Assignor respecting the Assigned Intellectual Property, testify in any legal proceedings and make, do, and execute, or cause to be made, done, or executed all such further acts, deeds, assurances, or things that may reasonably be required to give effect to the foregoing provisions including the review and execution of any further documents, power of attorney documents and other documents necessary to obtain formal protection (e.g. patent application) for and enforce the Assigned Intellectual Property and effect the vesting and perfecting title of the Assignee in the Assigned Intellectual Property, including recording of the assignments at the various relevant governmental intellectual property offices as applicable.

7.

For the purposes of this Agreement “Confidential Information” means any and all non-public information, data and materials, whether in written, graphical, oral, machine readable or any other form, relating to the business and affairs of Assignee provided or made available to Consultant, directly or indirectly, at any time by Assignee, its affiliates or their authorized representatives or otherwise made available to Assignor by virtue of Assignor’s engagement with Assignee. Confidential Information shall include, without limitation, trade secrets, information concerning Assignee’s and its affiliates’ business (including financial, production, marketing, scientific and technical data and information), operations, processes, know-how, proprietary technology (including software, specifications, flow charts and documentation), methods of doing business, personnel, customers and/or potential customers (including the identity of same), its suppliers and other persons it conducts business with and any other information of a non-public or confidential nature acquired by Assignor in respect of the technical operations or business carried on by Assignee, its affiliates or subsidiaries.

8.

Assignor acknowledges that pursuant to the performance of the Consulting Services, he may receive Confidential Information. Assignor covenants and agrees, during the term of such Consulting Services and following any termination of this Agreement, to hold and maintain all Confidential Information in confidence and not to disclose any Confidential Information to any person without the prior written consent of Assignee. Assignor shall protect all Confidential Information in the possession of Assignor from time to time from harm, loss, theft and unauthorized access and/or disclosure. Assignor covenants and agrees that all Confidential Information shall be used by Assignor solely in connection with and for the purposes of carrying out Assignor’s duties and for no other purpose. Assignor shall immediately notify Assignee of any breach or suspected breach of its confidentiality obligations hereunder. Assignor acknowledges and agrees that all Confidential Information is, as between the parties hereto, the sole and exclusive property of Assignee.

9.

The terms and covenants of this Agreement shall inure to the benefit of Assignee, its successors and assigns and other legal representatives, and shall be binding upon Assignor, its heirs, executors, administrators, its successors, legal representatives and assigns.

10.

This Agreement shall be construed and interpreted in accordance with and governed by the laws of the Province of Ontario and the laws of Canada applicable therein, without regard to the conflicts of law principles thereof.

11.

This Agreement may be executed in one or more counterparts, each of which shall be deemed to be an original copy of this Agreement, but all of which together shall constitute one and the same Agreement.

[Signature page follows]

IN WITNESS WHEREOF, the Parties have caused this Intellectual Property Assignment Agreement to be duly executed and delivered as of the date first written above.

Witness:	[Consultant Name]

[9037136 Canada Inc., o/a RedeCan]

By:
Name: Title:

EXHIBIT 7.2(q)

FORM OF INVESTOR RIGHTS AGREEMENT

See attached.

HEXO CORP.

– and –

2831364 ONTARIO INC.

– and –

2831367 ONTARIO INC.

INVESTOR RIGHTS AGREEMENT

[●], 2021

TABLE OF CONTENTS

Article 1 DEFINITIONS AND INTERPRETATION		1

1.1	Definitions	1

1.2	Rules of Construction	5

1.3	Accounting Principles	6

Article 2 BOARD NOMINATION RIGHTS		6

2.1	Designation of Nominees; Size and Composition of the Initial Board	6

2.2	Nomination Procedures	7

2.3	Qualifications	8

2.4	Replacement Appointment	8

2.5	Written Consent or Resolutions	8

2.6	Compensation and Indemnification	8

Article 3 REGISTRATION RIGHTS		8

3.1	Demand Registration Rights	8

3.2	Piggy-Back Registration Rights	11

3.3	Public Distribution in the United States	12

3.4	Rights and Obligations of the Shareholders	12

3.5	Holdback Agreements	13

3.6	Underwriters’ Cutback	13

3.7	Withdrawal of Registration Rights Holder	14

3.8	Indemnification by the Company	15

3.9	Indemnification by Registration Rights Holder	15

3.10	Defence of the Action by the Indemnifying Parties	16

3.11	Contribution	16

3.12	Survival	17

3.13	Conflict	17

3.14	Acting as Trustee	17

Article 4 AMENDMENTS		17

4.1	Amendments and Modifications	17

4.2	Changes in Capital of the Company	17

Article 5 GENERAL		18

5.1	Application of this Agreement	18

5.2	Termination	18

5.3	Assignment	18

-i-

5.4	Permitted Transferees	18
5.5	Co-operation	19
5.6	Specific Performance	19
5.7	Indemnity	19
5.8	Further Assurances	19
5.9	Time	19
5.10	Enurement	19
5.11	Public Filing	20
5.12	Notices to Parties	20
5.13	Entire Agreement	21
5.14	Waiver	21
5.15	Consent	21
5.16	Governing Law	21
5.17	Severability	21
5.18	Counsel Acting for More Than One Party	22
5.19	Counterparts	22

SCHEDULE A REGISTRATION RIGHTS PROCEDURES

THIS INVESTOR RIGHTS AGREEMENT is made as of the [●] day of [●], 2021.

BETWEEN:

HEXO CORP.

(the “Company”)

-and-

2831364 ONTARIO INC.

(“PeteCo”)

-and-

2831367 ONTARIO INC.

(“WillCo”, and collectively with PeteCo, the “Shareholders”, and each a “Shareholder”)

WHEREAS the Shareholders and the Company, among others, have entered into a share purchase agreement (the “Purchase Agreement”) dated as of May 28, 2021, pursuant to which the Shareholders and the other selling shareholders (the “Other Redecan Selling Shareholders”, and, together with the Shareholders, collectively, the “Redecan Shareholders”) have agreed to sell, and the Company has agreed to purchase, all of the issued and outstanding shares in the capital of 5048963 Ontario Inc. (“Redecan”) in exchange for a combination of cash and Common Shares in the capital of the Company (the “Transaction”);

AND WHEREAS in connection with the closing of the Transaction, the Company has agreed to grant certain rights set out herein to the Shareholders, on the terms and subject to the conditions set out herein;

NOW THEREFORE, in consideration of the foregoing and the mutual promises, covenants and agreements of the Parties hereto, and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the Parties hereto agree as follows:

ARTICLE 1

DEFINITIONS AND INTERPRETATION

1.1 Definitions

In this Agreement, the following terms have the following meanings:

“5% Ownership Threshold” has the meaning set out in Section 3.1 hereto;

“10% Ownership Threshold” has the meaning set out in Section 2.1 hereto;

“15% Ownership Threshold” has the meaning set out in Section 2.1 hereto;

“Affiliate” means, as to any specified Person, any Person that, directly or indirectly, through one or more intermediaries, controls, is controlled by or is under common control with the specified Person. For this purpose the term “control” (including the terms “controlling”, “controlled by”, and “under common control with”) means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract or otherwise;

“Applicable Securities Laws” means the securities legislation in each of the provinces and territories of Canada, including all rules, regulations, instruments, policies, notices, policy statements and blanket orders thereunder or issued by one or more of the Canadian Securities Regulatory Authorities;

“Bennett Jones” has the meaning set out in Section 5.18 hereto;

“Board” means the board of directors of the Company;

“Bought Deal” means an underwritten public offering made on a “bought deal” basis in one or more Canadian province or territory pursuant to which an underwriter has committed to purchase securities of the Company in a “bought deal” letter prior to the filing of a prospectus under Applicable Securities Laws;

“Business Day” means a day on which banks are open for business in the City of Toronto, Ontario, other than a Saturday, Sunday or statutory holiday;

“Canadian Securities Regulatory Authorities” means, collectively, the securities regulatory authorities in each of the provinces and territories of Canada;

“Commercially Reasonable Efforts” means the efforts that a reasonable and prudent Person who desires to achieve a business result would use in similar circumstances to ensure that such result is achieved as expeditiously as possible in the context of a commercial transaction;

“Company” has the meaning set out in the preamble to this Agreement;

“Common Shares ” means the common shares in the capital of the Company;

“Demand Notice” has the meaning set out in Section 3.1(a) hereto;

“Demand Registration” has the meaning set out in Section 3.1(a) hereto;

“Demanding Shareholder” has the meaning set out in Section 3.1(a) hereto;

“Director” means a director on the Board;

“Director Election Meeting” means any meeting of the shareholders of the Company at which Directors are to be elected to the Board;

“Family Member” means with respect to any individual, each parent (whether by birth or adoption), spouse, child (including any step child) or other descendants (whether by birth or adoption) of such individual, each spouse of any of the aforementioned Persons, and each legal representative of such individual or of any aforementioned Persons (including without limitation a tutor, curator, mandatary due to incapacity, custodian, guardian or testamentary executor), acting in such capacity under the authority of the law, an order from a competent tribunal, a will or a mandate in case of incapacity or similar instrument. For the purposes of this definition, a Person shall be considered the spouse of an individual if such Person is legally married to such individual, lives in a civil union with such individual or is the common law partner (as defined in the Income Tax Act (Canada) as amended from time to time) of such individual. A Person who was the spouse of an individual within the meaning of this paragraph immediately before the death of such individual shall continue to be considered a spouse of such individual after the death of such individual;

“Governmental Authority” means the government of Canada or any other nation, or of any political subdivision thereof, whether provincial, territorial, state, regional, municipal or local, and any department, agency, authority, instrumentality, regulatory body, central bank, court, commission, board, tribunal, bureau or other entity exercising executive, legislative, regulatory, judicial or administrative powers or functions under, or for the account of, any of the foregoing (including any applicable stock exchange);

“Holder Indemnitees” has the meaning set out in Section 3.8 hereto;

“Indemnified Party” has the meaning set out in Section 3.10 hereto;

“Indemnifying Party” has the meaning set out in Section 3.10 hereto;

“Laws” means any and all (a) laws, constitutions, treaties, statutes, codes, ordinances, orders, decrees, rules, regulations and by-laws, (b) judicial, arbitral, administrative, ministerial, departmental or regulatory judgments, orders, decisions, rulings, instruments or awards of any Governmental Authority, and (c) policies, practices, standards, guidelines and protocols, but only to the extent that they have the force of law;

“Nominee” means, with respect to a Director Election Meeting, a nominee proposed for election as Director by the Company and included as a nominee for election as Director in the management information circular of the Company relating to such Director Election Meeting;

“Notice” has the meaning set out in Section 5.12 hereto;

“OBCA” means the Business Corporations Act (Ontario);

“Offered Shares” has the meaning set out in Schedule A hereto;

“Other Redecan Selling Shareholders” has the meaning set out in the preamble to this Agreement;

“Ownership Thresholds” has the meaning set out in Section 2.1 hereto;

“Party” or “Parties” means one or more of the parties to this Agreement;

“Permitted Holder” means any Affiliate, Family Member, trust for the sole benefit of such Shareholder or Shareholder’s Family Members or registered retirement savings plan of the Shareholder;

“Permitted Transferee” means, in each case to the extent such Person agrees in writing to be bound by the terms of this Agreement, any Permitted Holder to whom the rights of a Shareholder are assigned pursuant to Section 5.4;

“Person” means an individual, partnership, limited partnership, corporation, company, unlimited liability company, trust, unincorporated organization, association, government, or any department or agency thereof and the successors and assigns thereof or the heirs, executors, administrators or other legal representatives of an individual;

“PeteCo” has the meaning set out in the preamble to this Agreement;

“Piggy-Back Notice” has the meaning set out in Section 3.2(a) hereto;

“Piggy-Back Registration” has the meaning set out in Section 3.2(b) hereto;

“Piggy-Back Shareholder” has the meaning set out in Section 3.2(a) hereto;

“Piggy-Back Shares” has the meaning set out in Section 3.2(b) hereto;

“Prospectus” means a “preliminary prospectus” and/or a “prospectus” as those terms are used in Applicable Securities Laws, including all amendments and supplements thereto, but excluding a base shelf prospectus or shelf prospectus supplement;

“Public Distribution” means an offer or sale or other disposition or distribution of Shares to the public by way of a Prospectus under Applicable Securities Laws, except for any “at-the-market” (or “ATM”) sales or issuance program and any sale, issuance or distribution of securities pursuant to an equity line of credit (or “ELOC”), and the term “Publicly Distribute” and “Publicly Distributed” have a similar meaning;

“Qualifying Shares” has the meaning set out in Section 3.1(a) hereto;

“Redecan” has the meaning set out in the preamble to this Agreement

“Redecan Director” means a Director that has been designated by the Shareholders for election as Nominee pursuant to Article 2;

“Redecan Nominees” has the meaning set out in Section 2.1 hereto;

“Redecan Shareholders” has the meaning set out in the preamble to this Agreement;

“Registration Expenses” means all out-of-pocket expenses incidental to the Parties’ performance of, or compliance with, this Agreement in connection with a Public Distribution, including all registration and filing fees, all fees and expenses incurred complying with Applicable Securities Laws, all printing expenses, all internal expenses, all “road show” and marketing expenses, all listing fees, all registrars’ and transfer agents’ fees, the fees and disbursements of counsel for the Company and any selling Shareholder, and of the Company’s independent public accountant, including the expenses of any special audits and/or “comfort” letters required by or incidental to such performance and compliance, but excluding Selling Expenses;

“Registration Rights Holder” has the meaning set out in Section 3.4 hereto;

“Selling Expenses” means all underwriting commissions, discounts or brokers’ commissions incurred in connection with a Public Distribution of Shares;

“Selling Shareholders” has the meaning set out in Schedule A hereto;

“Shareholder Information” has the meaning set out in Section 3.4 hereto;

“Shareholders” has the meaning set out in the preamble to this Agreement;

“Shares” means the shares in the capital of the Company;

“Standstill Period” has the meaning set out in the Purchase Agreement;

“Subsidiary” means, with respect to any Person, any corporation or other entity of which the majority of (a) the voting securities and/or (b) the outstanding equity interests (calculated on a fair market value basis) is owned, directly or indirectly, by such Person;

“Underwriters’ Cutback” has the meaning set out in Section 3.6 hereto;

“Underwriters’ Cutback Reference Date” has the meaning set out in Section 3.1(b)(iv) hereto;

“Valid Business Reason” has the meaning set out in Section 3.1(b)(v) hereto; and

“WillCo” has the meaning set out in the preamble to this Agreement.

1.2 Rules of Construction

Unless the context otherwise requires, in this Agreement:

(a)

“Agreement”, “this Agreement”, “the Agreement”, “hereto”, “hereof”, “herein”, “hereby”, “hereunder” and similar expressions mean or refer to this Agreement, as amended, supplemented or amended and restated from time to time, including the Schedules attached hereto or to any amendment to this Agreement, and any agreement or instrument supplemental hereto, and unless otherwise expressly stated herein, the expressions “Article”, “Section” and “Schedule” followed by a number or a letter mean and refer to the specified Article, Section or Schedule of this Agreement;

(b)

the division of this Agreement into Articles, Sections, subsections and clauses and the insertion of headings and a table of contents are provided for convenience of reference only and shall not affect the construction or interpretation thereof and all references to designated Articles, Sections or other subdivisions or to Schedules, are references to Articles, Sections or other subdivisions or to Schedules of this Agreement;

(c)	words importing the singular number only shall include the plural and vice versa, and words importing the use of any gender shall include all genders;

(d)

the words “includes” and “including”, when following any general term or statement, are not to be construed as limiting the general term or statement to the specific items or matters set forth or to similar items or matters, but rather as referring to all other items or matters that could reasonably fall within the broadest possible scope of the general term or statement;

(e)	if any date on which any action is required to be taken under this Agreement is not a Business Day, such action will be required to be taken on the next succeeding Business Day; and

(f)

reference to any statute shall be deemed to be a reference to such statute as amended, re-enacted or replaced from time to time, including every regulation made pursuant thereto, all amendments to the statute or to any such regulation in force from time to time, and any statute or regulation which supplements or supersedes such statute or any such regulation.

1.3 Accounting Principles

Where the character or amount of any asset or liability or item of revenue or expense is required to be determined, or any consolidation or other accounting computation is required to be made for the purpose of this Agreement, such determination or calculation shall, to the extent applicable and except as otherwise specified herein or as otherwise agreed in writing by the Parties, be made in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, applied on a consistent basis.

ARTICLE 2

BOARD NOMINATION RIGHTS

2.1 Designation of Nominees; Size and Composition of the Initial Board

(a)

Pursuant to the terms and subject to the conditions set forth in this Article 2 and applicable Law, for so long as the Redecan Shareholders (considered together with their respective Affiliates and Permitted Transferees) collectively own, control or direct, directly or indirectly, in the aggregate,

(i)

15% or more of the then-outstanding Shares (on a non-diluted basis) (the “15% Ownership Threshold”), the Shareholders, acting together, shall be entitled to nominate two (2) individuals (such nominees from time to time, the “Redecan Nominees”) to form part of the Nominees to the Board of the Company; or

(ii)

10% or more of the then-outstanding Shares (on a non-diluted basis) (the “10% Ownership Threshold”, together with the 15% Ownership Threshold, the “Ownership Thresholds” and each, an “Ownership Threshold”), the Shareholders, acting together, shall be entitled to nominate one (1) Redecan Nominee to form part of the Nominees to the Board of the Company, provided however that if the Redecan Shareholders no longer meet the 10% Ownership Threshold (taking into account paragraph 2.1(b) hereof) but continue to collectively own or control (considered together with their respective Affiliates and Permitted Transferees) 50% or more of the number of Shares originally received by the Redecan Shareholders pursuant to the Purchase Agreement in connection with and upon closing of the Transaction, the Shareholders will continue to be entitled to nominate one (1) Redecan Nominee to form part of the Nominees to the Board of the Company until the earlier of (x) the 3rd anniversary of the date upon which the Redecan Shareholders no longer meet the 10% Ownership Threshold and (z) the termination of this Agreement;

(b)

If the percentage of outstanding Shares (on a non-diluted basis) collectively owned, controlled or directed, directly or indirectly, by the Redecan Shareholders (considered together with their respective Affiliates and Permitted Transferees) drops below an Ownership Threshold due to any dilutive event, they will be deemed not to be below the Ownership Threshold for a period of 30 days following such dilutive event, during which period the Shareholders (and their respective Affiliates and Permitted Transferees) will be entitled to acquire additional Shares to bring their holdings of the outstanding Shares to or above the Ownership Threshold (it being understood that, to the extent that the Shareholders (or their respective Affiliates and Permitted Transferees) are restricted from trading in securities of the Company under applicable laws or the Company’s blackout period policy, such 30-day period shall be extended by such number of days as the Shareholders were so restricted).

(c)	The size of the Board shall not exceed ten (10) Directors for so long as the Redecan Shareholders meet the 10% Ownership Threshold.

(d)	The initial Directors shall be Michael Munzar, Sébastien St-Louis, Adam Miron, Jason Ewart, Vincent Chiara, Emilio Imbriglio, Rose Marie Gage, Peter James Montour and William Montour.

2.2 Nomination Procedures

(a)

For so long as the Shareholders have a right to designate a Redecan Nominee under Section 2.1, the Company shall notify such Parties of any Director Election Meeting at least sixty (60) Business Days and not more than seventy-five (75) Business Days prior to the transmission of the management proxy circular to be prepared for a Director Election Meeting and in such notice the Company shall confirm the date of the planned meeting of the Board to approve the management proxy circular for such Director Election Meeting.

(b)

For so long as the Shareholders have a right to designate a Redecan Nominee under Section 2.1, such Parties may notify the Company of their Redecan Nominee(s) at any time following receipt of the notice provided by the Company in accordance with Section 2.2(a), but no less than five (5) Business Days prior to the meeting of the Board to approve the management proxy circular for such Director Election Meeting. If, prior to the Director Election Meeting, a Redecan Nominee designated under Section 2.1 is unable or unwilling to serve as a Director, then the Shareholders will be entitled to designate a replacement provided that such designation is provided in advance of the issuance of any management information circular relating to any Director Election Meeting or any written consent submitted to shareholders of the Company for the purpose of electing Directors and except where such Party would have otherwise ceased to be entitled to designate such Nominee pursuant to Section 2.1.

(c)

If the Shareholders fail to deliver notice to the Company of its designated Redecan Nominee at least five (5) Business Days prior to the meeting of the Board to approve the management proxy circular to be prepared for any Director Election Meeting, such Parties shall be deemed to have designated the same Redecan Nominee previously designated by them that serve as Redecan Directors at such time.

(d)

The Company shall (i) nominate for election and include in any management information circular relating to any Director Election Meeting (or submitted to shareholders by written consent, if applicable) each person designated as a Redecan Nominee under Section 2.1, (ii) recommend (and reflect such recommendation in any management information circular relating to any Director Election Meeting or in any written consent submitted to shareholders of the Company for the purpose of electing Directors) that the shareholders vote to elect such Nominee as a Director for a term of office expiring at the subsequent annual meeting of the shareholders, (iii) use Commercially Reasonable Efforts to solicit, obtain proxies in favour of and otherwise support the election of such Nominee at the applicable Director Election Meeting, each in a manner no less favourable than the manner in which the Company supports its own Nominees for election at the applicable Directors Election Meeting, and (iv) take all other reasonable steps which it considers in its sole discretion may be necessary or appropriate to recognize, enforce and comply with the rights of the Shareholders under this Article 2.

(e)

Subject to compliance by the Company with its obligations in Section 2.2(d), during the Standstill Period, the Shareholders shall from time to time recommend to shareholders of the Company that they vote in favour of, and shall vote all of the Shares they own in favour of, the election of the Nominees listed in each of the Company’s proxy circulars.

(f)	The selection of Nominees, other than the Redecan Nominees designated or deemed designated pursuant to this Article 2, shall rest with the Board, or any committee determined by the Board.

2.3 Qualifications

The Redecan Nominees must be, at the time of their nomination, and the Redcan Directors shall at all times while serving on the Board, meet the qualification requirements to serve as a Director under the OBCA, Applicable Securities Laws, the rules of any stock exchange on which the Shares are listed and maintain the required security clearances under the Cannabis Act (Canada) and the Cannabis Regulations, SOR/2018-144.

2.4 Replacement Appointment

If any Redecan Nominee resigns, is removed, ceases to hold office or is unable to serve as a Director for any reason (including as a result of failing to obtain the requisite number of votes in favour of the election of such Redecan Nominee at any Director Election Meeting or fails or ceases to comply with the qualification requirements set out in Section 2.3), then the Shareholders shall, subject to Section 2.2, be entitled to designate a replacement Director to be appointed by the Board, and the Company shall promptly take all steps as may be necessary to appoint such individual to the Board as soon as reasonably practicable.

2.5 Written Consent or Resolutions

The provisions of this Article 2 applicable to Director Election Meetings shall apply mutatis mutandis to any written consent or resolutions of shareholders relating to the election of Directors.

2.6 Compensation and Indemnification

The Redecan Directors shall be entitled to receive the identical compensation and benefits being paid to the other non-employee Directors of the Company provided that each such Redecan Director is not also one of the Company’s employees and to be indemnified by the Company on the same terms and be covered by the same insurance provisions and afforded the same coverage as other members of the Board.

ARTICLE 3

REGISTRATION RIGHTS

3.1 Demand Registration Rights

(a)

Subject to the limitations set out in Section 3.1(b), upon the written request (the “Demand Notice”) of the Shareholders (collectively, the “Demanding Shareholders”), made at any time and from time to time as long as the Shareholders (and their respective Affiliates and Permitted Transferees) collectively own, control or direct, directly or indirectly, in the aggregate, 5% or more of the then-outstanding Shares (on a non-diluted basis) (the “5%

Ownership Threshold”), the Company will, subject to Applicable Securities Laws and applicable stock exchange requirements, use Commercially Reasonable Efforts to file a Prospectus and take such other steps as may be reasonably necessary to facilitate an offering in Canada of all or any portion of the Shares held by the Demanding Shareholders and/or any of their respective Affiliates and Permitted Transferees (the “Qualifying Shares”), plus any other Shares to be included in such Public Distribution pursuant to Section 3.1(h) (a “Demand Registration”). The Company and the Demanding Shareholders shall cooperate in a timely manner in connection with any such Public Distribution and the procedures in Schedule A of this Agreement shall apply.

(b)

Notwithstanding Section 3.1(a), the Company is obligated to effect not more than two (2) Demand Registrations throughout the term of this Agreement, provided that the Company shall not be obligated to effect a Demand Registration in any of the circumstances set out below:

(i)

during the period starting 14 calendar days prior to and ending upon the expiry of any black-out periods applicable to the Company, except as may be otherwise agreed by the Company and the underwriters managing such offering;

(ii)	that is a Demand Registration in respect of Qualifying Shares that would reasonably be expected to result in gross proceeds of less than $50 million;

(iii)	in a jurisdiction outside any of the provinces and territories of Canada;

(iv)

within ninety (90) days of either (A) the date on which a final receipt or an equivalent document is issued in respect of a Prospectus by or on behalf of each applicable Canadian Securities Regulatory Authority or (B) the date on which a Prospectus consisting of a prospectus supplement to a shelf prospectus is filed by the Company for a Public Distribution of Shares (each, an “Underwriters’ Cutback Reference Date”), provided that the Shareholders were provided with the opportunity to participate in a Piggy-Back Registration in accordance with this Agreement in connection with such Public Distribution without an Underwriters’ Cutback in excess of 10% of the number of Shares of the Shareholders specified in the Piggy-Back Registration; or

(v)

in the event that the Board reasonably determines in its good faith judgement that there is a Valid Business Reason (as defined below) and that it is, therefore, in the best interests of the Company to defer the filing of a Prospectus at such time, in which case the Company’s obligations under this Section 3.1 will be deferred for a period of not more than 90 calendar days from the date of receipt of the Demand Notice; provided that such right of deferral may not be exercised more than once in any one (1) year period. For the purposes of this Section 3.1(b)(v), “Valid Business Reason” means a determination by a majority of the Board (excluding on such vote any Redecan Directors then affiliated with or related to the Demanding Shareholders) that the effect of the filing of a Prospectus:

(A)

would reasonably be expected to adversely affect a pending or proposed acquisition, merger, amalgamation, recapitalization, consolidation, reorganization, financing or similar transaction involving the Company or its subsidiaries that is material to the Company or any negotiations, discussions or pending proposals with respect thereto; or

(B)

would require the disclosure of material non-public information that the Company has a bona fide business purpose for preserving or not disclosing publicly in the good faith judgement of such Directors.

(c)

For the purposes of this Section 3.1, a Demand Registration shall not be considered as having been effected until (a) a receipt has been issued by, or deemed to be issued by, the applicable Canadian Securities Regulatory Authorities for a final prospectus pursuant to which the Qualifying Shares are to be Publicly Distributed, or (b) a prospectus supplement in connection with a base shelf prospectus is filed pursuant to which the Qualifying Shares are to be Publicly Distributed. However, if a Demanding Shareholder withdraws or does not pursue a request for a Demand Registration after (A) filing a preliminary prospectus pursuant to which the Qualifying Shares are to be Publicly Distributed or (B) the entering into of an enforceable Bought Deal letter or an underwriting or agency agreement in connection with the Demand Registration (provided that at such time the Company is in compliance in all material respects with its obligations under this Agreement), then such Demand Registration shall be deemed to have been effected.

(d)	Any Demand Notice pursuant to Section 3.1(a) hereof shall:

(i)	specify the number of Qualifying Shares that the Demanding Shareholders (together with its Affiliates) intend to Publicly Distribute;

(ii)	express the intention of the Demanding Shareholders (together with its Affiliates) to offer or cause the offering of such Qualifying Shares;

(iii)	describe the nature or methods of the proposed offer and sale thereof and the jurisdictions in which such offer shall be made;

(iv)	contain the undertaking of the Demanding Shareholders to provide all such information as may be required in order to permit the Company to comply with all Applicable Securities Laws;

(v)	be carried out in accordance with the procedures set forth in Schedule A to this Agreement; and

(vi)	specify whether such offer and sale shall be made by an underwritten public offering.

(e)

In the case of an underwritten public offering initiated pursuant to this Section 3.1, the Demanding Shareholders exercising their right to a Demand Registration will, subject to the Company’s prior approval, which approval shall not be unreasonably withheld, have the right to select the lead underwriter or underwriters of such Demand Registration.

(f)

In the case of an underwritten Demand Registration, the Demanding Shareholders exercising their right to a Demand Registration and their representatives may participate in the negotiation of the terms of any underwriting agreement. Such participation in, and the completion of, the underwritten Demand Registration is conditional upon each of the Demanding Shareholders and the Company agreeing that the terms of any underwriting agreement are satisfactory to it, in its reasonable discretion.

(g)

The Company shall have the right to retain counsel of its choice to assist it in fulfilling its obligations under this Agreement. The Company shall be responsible for all Registration Expenses in respect of a Demand Registration. The Demanding Shareholders will be responsible for Selling Expenses, unless both the Company and the Demanding Shareholders are selling Shares in an offering or Public Distribution, in which case the Selling Expenses will be shared by the Company and the applicable Demanding Shareholders on a proportionate basis, according to the number of Shares being Publicly Distributed by each.

(h)	Subject to the following, the Company may Publicly Distribute Shares in addition to the Qualifying Shares in connection with a Demand Registration.

(i)

Notwithstanding any other provision of this Section 3.1, before exercising their rights to require a Demand Registration under this Agreement, the Shareholders will first consult with the Company and discuss whether there are any other methods or procedures reasonably available to the Shareholders at that time that would enable the Shareholders to sell the Qualifying Shares that they wish to dispose of at that time in compliance with Applicable Securities Laws for net proceeds comparable to those that the Shareholders would expect to receive pursuant to a qualified public offering of such Qualifying Shares pursuant to a Demand Registration (an “Alternative Sale”). If the Shareholders are satisfied that, in their sole discretion, an Alternative Sale would be at least as advantageous to the Shareholders in all respects (including pricing, net proceeds, terms and timing) as a transaction pursuant to a Demand Registration, the Shareholders may determine, in their sole discretion, to not pursue a Demand Registration at that time. For the avoidance of doubt, the pursuit or completion by the Shareholders of such an Alternative Sale would not constitute an exercise by the Shareholders of its right to require a Demand Registration.

3.2 Piggy-Back Registration Rights

(a)

If, at any time and from time to time following the date hereof, the Company proposes to qualify the issuance of any Shares under Applicable Securities Laws or to make a Public Distribution, the Company will promptly give the Shareholders written notice (the “Piggy-Back Notice”) of the proposed qualification or Public Distribution, provided that notwithstanding any other provision herein at such time, the Shareholders (together with their respective Affiliates and Permitted Transferees) seeking to exercise their rights under this Section 3.2 (each, a “Piggy-Back Shareholder”) collectively meet the 5% Ownership Threshold.

(b)

Upon the written request of a Piggy-Back Shareholder delivered within two (2) Business Days (or 24 hours in the case of a Bought Deal offering as noted in Section 3.2(e)) after receipt of the Piggy-Back Notice by the Company, the Company will, subject to Applicable Securities Laws and subject to Section 3.6, use Commercially Reasonable Efforts to, in conjunction with the proposed qualification or Public Distribution, cause to be included in such offering all of the Shares that the Piggy-Back Shareholder has requested (the “Piggy-Back Shares”) to be included in such offering (a “Piggy-Back Registration”) in accordance with the procedures set forth in Schedule A of this Agreement, provided however that the Piggy-Back Shareholders shall not be entitled to request any amendments to the terms of the underwriting agreed to by the Company.

(c)	The Company’s expenses in respect of a Piggy-Back Registration will be borne by the Company, provided that any underwriting commission on the sale of Piggy-Back Shares and the costs of the Piggy-Back Shareholder(s)’ legal counsel and accounting and financial advisors will be borne by the Piggy-Back Shareholder(s).

(d)

If the proposed Public Distribution is not completed within 180 calendar days of such request, the related notice of a Piggy-Back Registration delivered by the Piggy-Back Shareholders hereunder shall be deemed to be withdrawn and the notice contemplated by Section 3.2(a) shall be deemed to have not been given (in each case, unless otherwise agreed between the Company and the Piggy-Back Shareholders).

(e)

If the Company receives a Bought Deal letter relating to a Public Distribution, the Company shall give the Shareholders such notice as is practicable under the circumstances given the speed and urgency with which Bought Deals are customarily carried out in common market practice of its rights to participate thereunder and the Shareholders shall have 24 hours from the time the Company notifies them (in accordance with Section 3.2(a)) of such Bought Deal to provide the Piggy-Back Registration notice referred to in Section 3.2(b).

(f)

If both the Company and the Piggy-Back Shareholders are selling Shares in an offering or Public Distribution, the Selling Expenses will be shared by the Company and the applicable Piggy-Back Shareholders on a proportionate basis, according to the number of Shares being Publicly Distributed by each. The Piggy-Back Shareholder will not be responsible for any Registration Expenses in connection with the Piggy-Back Registration.

(g)

The Company shall not be obligated to effect any Piggy-Back Registration in connection with any Public Distribution in respect of an acquisition or merger transaction after the date hereof involving the Company or any of its subsidiaries and any other businesses.

(h)

The Company is under no obligation to complete any offering of its Shares it proposes to make in connection with a Piggy-Back Registration and will incur no liability to the Shareholders for its failure to do so.

3.3 Public Distribution in the United States

To the extent necessary or desirable to effect any Public Distribution due to the Company’s status under any applicable United States securities laws, and only for as long as the Company remains a registrant with its common shares registered under United States federal securities laws, the Company will provide the Shareholders with registration rights enabling Public Distribution of Shares to the public in the United States that are substantially equivalent to the registration rights provided under this Agreement, including, without limitation, demand registration rights and piggy-back registration rights upon terms and conditions substantially equivalent to the terms and conditions set forth in Sections 3.1 and 3.2, respectively, and provisions relating to indemnification upon terms and conditions substantially equivalent to the terms and conditions set forth in Sections 3.7(c)—3.13.

3.4 Rights and Obligations of the Shareholders

The Shareholders (each, a “Registration Rights Holder”) will furnish to the Company such information and execute such documents regarding the Shares and the intended method of disposition thereof as the Company may reasonably require in order to effect the requested qualification for sale or other disposition. If an underwritten public offering is contemplated, a Registration Rights Holder shall execute an underwriting agreement containing customary representations, warranties and indemnities (and contribution covenants) relating only to written information furnished by or on behalf of such Registration

Rights Holder expressly for use in connection with such Prospectus (the “Shareholder Information”) for the benefit of the Company and the underwriters; provided that the obligation to indemnify shall be limited to the gross proceeds received by a Registration Rights Holder from the sale of Shares pursuant to such Public Distribution and will apply only to any misrepresentations or omissions of material facts in relation to the Shareholder Information provided by such Registration Rights Holder. A Registration Rights Holder shall notify the Company immediately upon the occurrence of any event as a result of which any of the aforesaid Prospectuses includes an untrue statement of a material fact or omits to state a material fact required to be stated therein or necessary to make the statements therein not misleading in light of the circumstances under which they are made. The Shareholders shall, in connection with any underwriting agreement entered into pursuant to Section 3.1 or Section 3.2, make such representations and warranties and provide such indemnity as is customarily required of a selling shareholder in a secondary offering.

3.5 Holdback Agreements

In connection with the Demand Registration by the Shareholders, each Shareholder agrees, if so requested by the lead underwriter(s) or agent(s) in a written notice pursuant to this Section 3.5, not to effect (except as part of such Public Distribution in accordance with the provisions of this Agreement or pursuant to an exempt transaction so long as any purchaser in such exempt transaction agrees in writing to be bound by any such holdback) any sale, distribution, short sale, loan, grant of options for the purchase of, or other disposition of, any Shares for such period as such lead underwriter(s) or agent(s) reasonably request(s), such period in no event to end more than ninety (90) days after the effective date of such offering. In addition, each Shareholder agrees to execute and deliver to any lead underwriter(s) or agent(s) in connection with such Demand Registration any lock-up letter reasonably requested by such lead underwriter or investment banker or agent of the Shareholders and in form and substance reasonably satisfactory to the Shareholders.

3.6 Underwriters’ Cutback

(a)	If the underwriter for the Public Distribution in connection with :

(i)

a Demand Registration advises the Shareholders in writing that marketing factors require a limitation of the number of Shares to be underwritten, then the Shareholders will so advise the Company, and the Company shall be required to include in the Public Distribution only the number of Shares that the underwriter believes marketing factors allow;

(ii)

a Piggy-Back Registration advises the Company in writing that marketing factors require a limitation of the number of Shares to be underwritten, then the Company will so advise the Shareholders, and the Company shall be required to include in the offering only the number of Shares that the underwriter believes marketing factors allow to sell without adversely impacting the Company’s offering;

(the right of the underwriters to exclude Shares in an underwritten offering pursuant to this Section 3.6 shall be referred to as the “Underwriters’ Cutback”).

(b)	If the number of Shares to be included in a Demand Registration is subject to an Underwriters’ Cutback, the Shares that would otherwise be included will be reduced in the following order:

(i)	first, all Shares held by shareholders other than the Demanding Shareholders and all Shares to be issued by the Company will be excluded from the offering to the extent necessary; and

(ii)	second, if further limitation is required, the Shares held by the Demanding Shareholders will be excluded to the extent necessary.

(c)

If the number of Shares to be included in a Piggy-Back Registration is subject to an Underwriters’ Cutback, the Shares that would otherwise be included will be reduced proportionately as between the Shares to be issued by the Company and the Shares to be sold by the Piggy-Back Shareholders pursuant to such offering.

(d)

If the number of Shares to be included in a Demand Registration is subject to an Underwriters’ Cutback resulting in Shares held by the Demanding Shareholders being excluded pursuant to Section 3.6(b)(ii), and the Demanding Shareholders do not as a result withdraw their request for inclusion of their Shares in such Demand Registration, such Public Distribution shall be deemed to constitute an exercise by the Shareholder of its right to require a Demand Registration in accordance with this Agreement.

3.7 Withdrawal of Registration Rights Holder

(a)

A Registration Rights Holder will have the right to withdraw its request for inclusion of its Shares in any Demand Registration or Piggy-Back Registration pursuant to Section 3.1 or Section 3.2 by giving written notice to the Company of its request to withdraw, provided, however, that:

(i)	such request must be made in writing prior to the signing of any binding agreement in respect of the offering (including, for clarity, an underwriting agreement or Bought Deal letter); and

(ii)

such withdrawal will be irrevocable and, after making such withdrawal, such Registration Rights Holder will no longer have any right to include its Shares in the Public Distribution pertaining to which such withdrawal was made.

(b)

Provided that a Registration Rights Holder withdraws all of its Shares from a Demand Registration or a Piggy-Back Registration in accordance with Section 3.7(a) prior to the filing of a preliminary Prospectus, such Registration Rights Holder shall be deemed to not have participated in or requested such Demand Registration or a Piggy-Back Registration, as applicable.

(c)

Notwithstanding Section 3.7(a)(i), if a Registration Rights Holder withdraws its request for inclusion of its Shares from a Demand Registration or Piggy-Back Registration at any time after having learned of a material adverse change in the condition, business or prospects of the Company from that known to Shareholders at the time of their request, that makes the proposed offering unreasonable in the good faith judgment of the Shareholders, such Registration Rights Holder shall not be deemed to have participated in or requested such Demand Registration or Piggy-Back Registration.

(d)	Notwithstanding the foregoing, if the Company postpones the filing of a Prospectus pursuant to Section 3.1(b)(v) and if a Registration Rights Holder, at any time prior to receiving written notice that the Valid Business Reason for such postponement no longer exists, advises the Company in writing that it has determined to withdraw its request for a Demand Registration, then such Demand Registration and the request therefor shall be deemed to be withdrawn and such request will be deemed not to have been made for purposes of determining whether a Registration Rights Holder exercised its right to a Demand Registration.

3.8 Indemnification by the Company

(a)

In connection with any Demand Registration or Piggy-Back Registration, the Company will indemnify and hold harmless, to the fullest extent permitted by law, the Registration Rights Holder, its Affiliates, and each of its respective directors, officers and employees (together with each Registration Rights Holder, the “Holder Indemnitees”) from and against any loss (excluding loss of profits), liability, claim, damage and expense whatsoever, including any amounts paid in settlement of any investigation, order, litigation, proceeding or claim, joint or several, as incurred, arising out of or based upon any untrue statement or alleged untrue statement of a material fact contained in any Prospectus, or any amendment thereto, including all documents incorporated therein by reference, or the omission or alleged omission therefrom of a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, or as incurred, arising out of or based upon any failure by the Company to comply with Applicable Securities Laws; provided that the Company will not be liable under this Section 3.8 for any settlement of any action effected without its written consent, which consent will not be unreasonably withheld or delayed; provided further that the indemnity provided for in this Section 3.8, in respect of a Registration Rights Holder, will not apply to any loss, liability, claim, damage or expense to the extent arising out of or based upon any untrue statement or omission made in reliance upon information furnished to the Company by such Registration Rights Holder or the underwriters of the offering for use in the Prospectus. Any amounts advanced by the Company to an Indemnified Party (as defined in Section 3.10) pursuant to this Section 3.8 as a result of such losses will be returned to the Company if it is finally determined by a court in a judgment not subject to appeal or final review that such Indemnified Party was not entitled to indemnification by the Company.

(b)

Notwithstanding any provision of this Agreement or any other agreement, in connection with any Demand Registration or any Piggy-Back Registration, in no event will a Registration Rights Holder be liable for indemnification or contribution hereunder for an amount greater than the lesser of: (i) the net sales proceeds actually received by such Registration Rights Holder; and (ii) such Registration Rights Holder’s proportionate share of any such liability based on the net sales proceeds actually received by such Registration Rights Holder and the aggregate net sales proceeds of the Public Distribution.

3.9 Indemnification by Registration Rights Holder

In connection with any Demand Registration or Piggy-Back Registration, a Registration Rights Holder will indemnify and hold harmless to the fullest extent permitted by law the Company and each of the Company’s Directors, officers and employees from and against any loss (excluding loss of profits), liability, claim, damage and expense whatsoever, including any amounts paid in settlement of any investigation, order, litigation, proceeding or claim, joint or several, as incurred, arising out of or based upon any untrue statement or alleged untrue statement of a material fact contained in any Prospectus, or any amendment thereto, including all documents incorporated therein by reference, or the omission or the alleged omission therefrom of a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, or as incurred, arising out of or based upon any failure by such Registration Rights Holder to comply with Applicable Securities Laws, but in any case only with respect to untrue statements or omissions, or alleged untrue statements or omissions, made in the Prospectus included solely in reliance upon information furnished to the Company by such Registration Rights Holder for use in the Prospectus; provided that such Registration Rights Holder will not be liable under this Section 3.8 for any settlement of any action effected without its written consent, which consent will not be unreasonably withheld or delayed. Any amounts advanced by a Registration Rights Holder to an Indemnified Party pursuant to this Section 3.8 as a result of such losses will be returned to such Registration Rights Holder if it is finally determined by a court in a judgment not subject to appeal or final review that such Indemnified Party was not entitled to indemnification by such Registration Rights Holder.

3.10 Defence of the Action by the Indemnifying Parties

Each party entitled to indemnification under this Article 3 (the “Indemnified Party”) will give written notice to the party or parties required to provide indemnification (the “Indemnifying Party”) promptly after such Indemnified Party has actual knowledge of any claim as to which indemnity may be sought, but the omission to so notify the Indemnifying Party will not relieve the Indemnifying Party from any liability which it may have to the Indemnified Party pursuant to the provisions of this Article 3 except to the extent of the damage or prejudice, if any, suffered by such delay in notification. The Indemnifying Party will assume the defence of such action, including the employment of counsel to be chosen by the Indemnifying Party to be reasonably satisfactory to the Indemnified Party, and payment of expenses. The Indemnified Party will have the right to employ its own counsel in any such case, but the legal fees and expenses of such counsel will be at the expense of the Indemnified Party, unless (a) the employment of such counsel is authorized in writing by the Indemnifying Party in connection with the defence of such action, (b) the Indemnifying Party fails to assume the defence of such claim within a reasonable time after receipt of notice of such claim (including not having employed counsel to take charge of the defence of such claim), or (c) the Indemnified Party reasonably concludes, based on the opinion of counsel, a conflict of interest may exist between the Indemnified Party and the Indemnifying Party with respect to such claims, including because there may be defences available to the Indemnified Party which are different from or additional to those available to the Indemnifying Party (in each of cases (b) and (c), the Indemnifying Party will not have the right to direct the defence of such action on behalf of the Indemnified Party if the Indemnified Party notifies the Indemnifying Party that the Indemnified Party has elected to employ separate counsel), in any of which events the reasonable fees and expenses will be borne by the Indemnifying Party. No Indemnifying Party, in the defence of any such claim or litigation, will, except with the consent of each Indemnified Party, consent to entry of any judgment or enter into any settlement which does not include as an unconditional term thereof the giving by the claimant or plaintiff to such Indemnified Party of a release from all liability in respect to such claim or litigation.

3.11 Contribution

If the indemnification provided for in this Article 3 is unavailable to a party that would have been an Indemnified Party under this Article 3 in respect of any losses, liabilities, claims, damages and expenses referred to herein, then each party that would have been an Indemnifying Party hereunder will, in lieu of indemnifying such Indemnified Party, contribute to the amount paid or payable by such Indemnified Party as a result of such losses, liabilities, claims, damages and expenses in such proportion as is appropriate to reflect the relative fault of the Indemnifying Party on the one hand and such Indemnified Party on the other hand in connection with the statement or omission that resulted in such losses, liabilities, claims, damages and expenses, as well as any other relevant equitable considerations. The relative fault will be determined by reference to, among other things, whether the untrue statement of a material fact or the omission to state a material fact relates to information supplied by the Indemnifying Party or such Indemnified Party and the parties’ relative intent, knowledge, access to information and opportunity to correct or prevent such statement or omission. The amount paid or payable by a party under this Section 3.10 as a result of the losses, liabilities, claims, damages and expenses referred to above shall be deemed to include any legal or other fees or expenses reasonably incurred by such party in connection with any investigation or proceeding. The Company and each Registration Rights Holder agrees that it would not be just and equitable if contribution pursuant to this Section 3.10 were determined by pro rata allocation or by any other method of allocation which does not take into account the equitable considerations referred to above in this Section 3.10.

3.12 Survival

The indemnification provided for under this Article 3 will survive the expiry of this Agreement and will remain in full force and effect regardless of any investigations made by or on behalf of the Indemnified Party or any officer, director or controlling Person of such Indemnified Party, and will survive any transfer of securities pursuant thereto.

3.13 Conflict

Notwithstanding the foregoing, to the extent that the provisions regarding indemnification and contribution contained in the underwriting agreement entered into in connection with the underwritten public offering are in conflict with the foregoing provisions, the provisions of the underwriting agreement shall prevail.

3.14 Acting as Trustee

(a)

The Company hereby acknowledges and agrees that, with respect to this Article 3, a Registration Rights Holder is contracting on its own behalf and as agent for the other Holder Indemnitees referred to in Section 3.8. In this regard, a Registration Rights Holder will act as trustee for such Holder Indemnitees of the covenants of the Company under this Article 3 with respect to such Holder Indemnitees and accepts these trusts and will hold and enforce those covenants on behalf of such Holder Indemnitees.

(b)

Each Registration Rights Holder hereby acknowledges and agrees that, with respect to this Article 3, the Company is contracting on its own behalf and as agent for the other Indemnified Parties referred to in Section 3.9. In this regard, the Company will act as trustee for such Indemnified Parties of the covenants of each Registration Rights Holder under this Article 3 with respect to such Indemnified Parties and accepts these trusts and will hold and enforce those covenants on behalf of such Indemnified Parties.

ARTICLE 4

AMENDMENTS

4.1 Amendments and Modifications

This Agreement may not be amended or modified except by an agreement in writing executed by the Parties.

4.2 Changes in Capital of the Company

At all times after the occurrence of any event which results in a change to the Shares, this Agreement will forthwith be amended and modified as necessary in order that it will apply with full force and effect, with appropriate changes, to all new securities into which the Shares are so changed, and the Parties will execute and deliver a supplemental agreement giving effect to and evidencing such necessary amendments and modifications.

ARTICLE 5

GENERAL

5.1 Application of this Agreement

The terms of this Agreement shall apply mutatis mutandis to any shares or other securities of the Company or any Subsidiary thereof or any successor entity that may be received by the Shareholders or any of its Affiliates on a merger, amalgamation, arrangement or other reorganization of or including the Company or any Subsidiary thereof and, prior to any such action being taken, the Parties shall give due consideration to any changes that may be required to this Agreement in order to give effect to the intent of this Section 5.1.

5.2 Termination

This Agreement will automatically terminate upon the earliest to occur of the following events:

(a)

the first date on which the Redecan Shareholders (which, for greater certainty, includes their Affiliates and any Permitted Transferees) do not collectively own, control or direct, directly or indirectly, in the aggregate, at least 5% of the then-outstanding Shares of the Company (on a non-diluted basis);

(b)

the Agreement is terminated by the Shareholders, acting in their sole discretion, provided that such Shareholders are not permitted to terminate this Agreement until the date that is at least eighteen (18) months from the effective date of this Agreement;

(c)	the dissolution or liquidation of the Company; and

(d)

if, at anytime after the eighteen (18) month anniversary of the date of this Agreement, a Shareholder proceeds with or initiates any matter that would otherwise, but for the expiry of the Standstill Period, have been prohibited during such period pursuant to Section 6.17 of the Purchase Agreement, but such termination shall apply and operate in such case only in respect of such Shareholder.

5.3 Assignment

(a)	This Agreement is not assignable by the Shareholders without the Company’s prior written consent other than to one or more Permitted Transferees and in compliance with Section 5.4.

(b)	This Agreement is not assignable by the Company, except with the prior written consent of the Shareholders.

5.4 Permitted Transferees

The rights of the Shareholders hereunder may be assigned (but only with all related obligations as set forth below) in connection with a transfer of Shares to a Permitted Transferee of the Shareholders. Without prejudice to any other or similar conditions imposed hereunder with respect to any such transfer, no assignment permitted under the terms of this Section 5.4 will be effective unless the Permitted Transferee to which the assignment is being made, has delivered to the Company a written acknowledgment and agreement in form and substance reasonably satisfactory to the Company that the Permitted Transferee will be bound by, and will be a party to, this Agreement and will abide by any hold period or standstill obligations, if any, applicable at such time to the transferring Shareholder pursuant to the terms of the Transaction. A Permitted Transferee to whom rights are transferred pursuant to this Section 5.4 may not again transfer those rights to any other Permitted Transferee, other than as provided in this Section 5.4.

5.5 Co-operation

In respect of all Distributions that occur during the term of this Agreement, the Company, the Shareholders, and each of their respective representatives shall comply with all Applicable Securities Laws and stock exchange requirements, including the execution and filing of all necessary documents and prospectus certificates and the taking of all such other steps as may be necessary under Applicable Securities Laws and stock exchange requirements to qualify the Public Distribution.

5.6 Specific Performance

The Parties agree that irreparable harm would occur, for which money damages would not be an adequate remedy at law, in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the Parties may seek injunctive relief, specific performance and other equitable relief to prevent breaches or threatened breaches of this Agreement, and to enforce compliance with the terms of this Agreement without the proof of actual damages and without any requirement for the securing or posting of any bond in connection with the obtaining of any such injunctive or other equitable relief, this being in addition to any other remedy to which the Parties may be entitled at law, equity or under this Agreement.

5.7 Indemnity

The Company will indemnify and hold harmless, to the fullest extent permitted by law, the Holder Indemnitees from and against any loss (excluding loss of profits), liability, claim, damage and expense (including fees and expenses of legal counsel) whatsoever, incurred or sustained by, or imposed upon, the Holder Indemnitees, based upon, arising out of, with respect to or by reason of any breach or non-fulfillment of any covenant, agreement or obligation to be performed by the Company pursuant to this Agreement, including in circumstances where a Holder Indemnitee seeks to enforce its rights under Section 5.6.

5.8 Further Assurances

Each Party shall provide such further documents or instruments required by any other Party as may be reasonably necessary or desirable to effect the purpose of this Agreement and carry out its provisions.

5.9 Time

Time is of the essence of this Agreement.

5.10 Enurement

This Agreement is binding upon and enures to the benefit of the Parties and their respective successors and permitted assigns.

5.11 Public Filing

The Parties hereby consent to the public filing of this Agreement if any Party is required to do so by law or by applicable regulations or policies of any regulatory agency of competent jurisdiction or any stock exchange.

5.12 Notices to Parties

Any notice, approval, consent, information, payment, request or other communication (in this Section, a “Notice”) to be given under or in connection with this Agreement shall be effective if in writing and (i) delivered personally, (ii) sent by e-mail, or (iii) sent by overnight courier, in each case, addressed as follows:

(a)	if to the Company:

HEXO Corp.

3000 Solandt Road

Kanata, ON K2K 2X2

Attention: [Commercially Sensitive and/or Confidential Information Redacted]

E-mail: [Commercially Sensitive and/or Confidential Information Redacted]

with a copy (which shall not constitute notice) to:

Norton Rose Fulbright Canada LLP

1 Place Ville Marie, Suite 2500

Montreal, QC H3B 1R1

Attention:	Amar Leclair-Ghosh /
Elliot Shapiro
Email:	amar.leclair-ghosh@nortonrosefulbright.com /
elliot.shapiro@nortonrosefulbright.com

(b)	if to the Shareholders:

[●]

Attention: [●]

E-mail: [●]

with a copy (which shall not constitute notice) to:

Bennett Jones LLP

3400 One First Canadian Place

P.O. Box 130

Toronto, ON, M5X 1A4

Attention:	Curtis Cusinato
Telephone:	(416) 777-5774
Email:	cusinatoc@bennettjones.com

Unless otherwise specified herein, such notices or other communications shall be deemed effective (i) on the date received, if personally delivered, (ii) on the date received if delivered by e-mail on a Business Day, or if not delivered on a Business Day, on the first Business Day thereafter and (iii) two (2) Business Days after being sent by overnight courier. Each of the Parties hereto shall be entitled to specify a different address by giving notice as aforesaid to each of the other Parties hereto.

An accidental omission in the giving of, or failure to give, a Notice required by this Agreement will not invalidate or affect in any way the legality of any meeting or other proceeding in respect of which such Notice was or was intended to be given.

5.13 Entire Agreement

This Agreement and the Purchase Agreement constitute the entire agreement between the Parties hereto with respect to the subject matter hereof and supersede all prior agreements, understandings, negotiations and discussions, whether written or oral agreements between such Parties, in connection with the subject matter hereof. There are no conditions, covenants, agreements, representations, warranties or other provisions, express or implied, relating to the subject matter hereof except as specifically set forth in this Agreement and the Purchase Agreement.

5.14 Waiver

Any waiver of, or consent to depart from, the requirements of any provision of this Agreement shall be effective only if it is in writing and signed by the Party giving it, and only in the specific instance and for the specific purpose for which it has been given. No failure on the part of any Party to exercise, and no delay in exercising, any right under this Agreement shall operate as a waiver of such right. No single or partial exercise of any such right shall preclude any other or further exercise of such right or the exercise of any other right.

5.15 Consent

Where a provision of this Agreement requires an approval or consent by a Party and written notification of such approval or consent is not delivered within the applicable time in accordance with this Agreement, then the Party whose consent or approval is required shall be conclusively deemed to have withheld its approval or consent.

5.16 Governing Law

(a)	This Agreement is governed by and is to be interpreted and enforced in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein.

(b)

Each of the Parties irrevocably attorns and submits to the exclusive jurisdiction of the courts of Ontario located in the City of Toronto in any action or proceeding arising out of, or relating to, this Agreement. Each of the Parties waives objection to the venue of any action or proceeding in such court or any argument that such court provides an inconvenient forum.

5.17 Severability

If any term or other provision of this Agreement shall be determined by a court, administrative agency or arbitrator in any jurisdiction to be invalid, illegal or unenforceable, such invalidity, illegality or unenforceability shall not render the entire Agreement invalid and shall not affect the validity, legality or enforceability of such term or other provision in any other jurisdiction. Rather, this Agreement shall be construed as if not containing the particular invalid, illegal or unenforceable provision, and all other provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby are not affected in any manner materially adverse to any Party. Upon such determination that any term or other provision is invalid, illegal or unenforceable, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the fullest extent permitted under applicable law.

5.18 Counsel Acting for More Than One Party

The Company, PeteCo and WillCo have been advised and acknowledge to each other and to Bennett Jones LLP (“Bennett Jones”) that (a) Bennett Jones is acting in connection with this Agreement (and with respect to all other agreements among the parties hereto being entered into as part of the Transaction) as counsel to and jointly representing Redecan, the Shareholders and the Other Redecan Selling Shareholders, (b) in this role, information disclosed to Bennett Jones between Redecan, the Other Redecan Selling Shareholders and the Shareholders hereto will not be kept confidential and will be disclosed to the others, and each of the Company, PeteCo and WillCo consent to Bennett Jones so acting and (c) should a conflict arise among any of Redecan, the Company, PeteCo, WillCo or any of the Other Redecan Selling Shareholders, Bennett Jones may not be able to continue to act for any of such Parties hereto.

5.19 Counterparts

This Agreement may be executed in separate counterparts, each of which shall be deemed an original and all of which, when taken together, shall constitute one and the same agreement. Delivery of an executed signature page to this Agreement by a Party by facsimile or transmitted electronically in legible form, including in a tagged image format file (TIFF) or portable document format (PDF), shall be as effective as delivery of a manually executed copy of this Agreement by such Party.

[Remainder of this page intentionally left blank.]

IN WITNESS WHEREOF the Parties hereto have caused this Agreement to be duly executed as of the date first above written.

HEXO CORP.

Per:	“●”

Name: Title:

2831364 ONTARIO INC.

Per:	“●”

Name: Peter James Montour Title:

2831367 ONTARIO INC.

Per:	“●”

Name: William Montour Title:

SCHEDULE A

REGISTRATION RIGHTS PROCEDURES

1. Registration Procedures

In connection with the Company’s Demand Registration and Piggy-Back Registration obligations pursuant to the provisions of this Agreement to effect the qualification of (i) Qualifying Shares in connection with a Demand Registration, and/or (ii) Piggy-Back Shares in connection with a Piggy-Back Registration (any such Shares subject to a Public Distribution are hereinafter collectively referred to as the “Offered Shares”, and any such Shareholders whose Offered Shares are subject to such Public Distribution are hereinafter collectively referred to as the “Selling Shareholders”):

(a)

as expeditiously as practicable (and in any event not more than sixty (60) calendar days after receipt of a Demand Notice) prepare and file with the appropriate Canadian Securities Regulatory Authorities a Prospectus and any other documents reasonably necessary, including amendments and supplements in respect of those documents, to permit the sale or other disposition and, in so doing, use its Commercially Reasonable Efforts to settle all deficiencies and obtain those receipts and clearances and provide those undertakings and commitments as may be reasonably required by any Canadian Securities Regulatory Authority, all as may be necessary to permit the offer and sale or Public Distribution in compliance with all Applicable Securities Laws;

(b)

if an underwritten public offering is contemplated, execute and perform the obligations under an underwriting agreement in a form satisfactory to the Selling Shareholders, acting reasonably, containing customary representations, warranties and indemnities for the benefit of such Selling Shareholders and the underwriter(s) (such indemnities to include, without limitation, an indemnity of the Selling Shareholders and the underwriter(s) for any claims or damages that may arise due to the Prospectus containing a misrepresentation (as defined in the Applicable Securities Laws));

(c)

in the case of a Demand Registration, subject to Applicable Securities Laws, keep the Prospectus effective until the Selling Shareholders have completed the sale or disposition described in the Prospectus, but for no longer than sixty (60) calendar days, provided that the Selling Shareholders use Commercially Reasonable Efforts to complete the sale or disposition as soon as reasonably practicable;

(d)	use its Commercially Reasonable Efforts to furnish to the underwriter(s) involved in the Public Distribution all documents as they may reasonably request;

(e)

notify the Selling Shareholders promptly, when a Prospectus is required to be delivered under the Applicable Securities Laws in respect of the Offered Shares, of the happening of any event as a result of which the aforesaid Prospectus includes an untrue statement of a material fact, or omits to state a material fact required to be stated therein or necessary to make the statements therein not misleading in light of the circumstances in which they were made, or, if it is necessary to amend or supplement such Prospectus to comply with Applicable Securities Laws, use its Commercially Reasonable Efforts to promptly prepare and file with the Canadian Securities Regulatory Authorities or similar governmental authorities a supplement to or amendment of such document as may be reasonably necessary to correct such untrue statement or eliminate such omission so that such document, as amended or supplemented, will comply with law, and furnish to the Selling

Shareholders as many copies of such supplement or amendment as the Selling Shareholders may reasonably request;

(f)

use its Commercially Reasonable Efforts to list such Shares on each securities exchange or quotation system on which Shares are then listed or quoted, if such Shares are not already so listed or quoted;

(g)

use its Commercially Reasonable Efforts (i) to prevent the issuance of any cease trade order suspending the use of any Prospectus, and if any such order is issued, (ii) to promptly obtain the withdrawal of any such order;

(h)

subject to entering into confidentiality agreements satisfactory to the Company, acting reasonably, in connection with the preparation and filing of a Prospectus, the Company will give the Selling Shareholders and its counsel, accountants and other agents and the underwriter and/or its advisors participating in any Public Distribution pursuant to such Prospectus the opportunity to participate in the preparation of the Prospectus, and each amendment thereof or supplement thereto, and will give each of them such access to its financial records, pertinent corporate documents, material contracts and properties of the Company and its Subsidiaries as shall be reasonably necessary to enable them to exercise their due diligence responsibility, and cause the Directors, officers and employees of the Company and its Subsidiaries to supply all information reasonably requested by the Selling Shareholders and such underwriters or their respective counsel, in order to conduct a reasonable investigation; and

(i)	take such other actions and execute and deliver such other documents as may be reasonably necessary to give full effect to the rights of the Selling Shareholders under this Agreement.